
AIS




06013143





Annual Report 2005

Advanced Info Service Public Company Limited


from a designated bank account/E-Refill-Electronic Top-Up/Visa

Sustaining our Success by Integrating Services with Customers' Daily Lives

Contents

Financial Highlights

	2005	2004	Million Baht 2003
Financial result			
Revenue from services and equipment rentals	80,533.63	84,394.94	73,749.94
Sales	11,983.02	12,042.55	15,741.76
Total revenue	92,516.65	96,437.49	89,491.70
Gross Profit	38,318.15	43,442.19	40,073.14
Net Profit	18,908.51	20,258.05	18,529.02
Total Assets	119,013.89	121,167.60	124,949.18
Total Liabilities	47,932.77	53,080.43	65,322.97
Total Shareholders' Equities	71,081.12	68,087.17	59,626.20
Cash flows from operating activities	33,590.81	38,932.08	40,378.17

Financial ratio	2005	2004	2003
Net Profit Margin	20.44%	21.01%	20.70%
Return on Equity	27.17%	31.72%	33.43%
Return on Asset	15.75%	16.46%	14.76%
Earning per share (Baht)	6.42	6.89	6.32
Dividend per share (Baht)	6.30	4.75	4.10
Book Value per share (Baht)	24.13	23.16	20.32

Summary Translation Letter
To the Stock Exchange of Thailand
April 25, 2006

AIS-CP 054/2006

April 24, 2006

Re: Notification of the Resolutions of the 2006 Annual General Meeting of Shareholders

To: The President
The Stock Exchange of Thailand

Attachments: Details of the Employee Stock Option Plan - ESOP Grant 5

The 2006 Annual General Meeting of Shareholders of Advanced Info Service Public Company Limited (the "Company") held on April 24, 2006 at the Auditorium room, 9 floor, Shinawatra Tower 3, Viphavadee Rangsit Road, Chatuchak, Bangkok, has resolved as follows:

1. Certified the Company's operating results for 2005 and approved the balance sheets, statement of income, and cash flow statements of 2005 ended December 31, 2005;

2. Approved the dividends payment for the second half of 2005 (July 1 - December 31, 2005) to shareholders at Baht 3.30 each, totaling Baht 9,735.73 million. The closing date of register book to determine the right to receive dividend will be on April 4, 2006, at 12.00 noon and the payment date will be on May 8, 2006. Provided that, the treasury stock is not entitled to receive the dividends.

   The Company's dividends payment of the entire year 2005 (including the interim dividend payment paid from the operating results in the first haft of 2005 at Baht 3.00 per share) is accounted to be Baht 6.30 per share, or totally Baht 18,574.24 million.

3. Approved the appointment of auditors of PricewaterhouseCoopers ABAS Limited to be the Company's auditors for the year ended 2006 as follow:

- Mr. Suchart Leungsurasawat	CPA. No. 2807
- Ms. Nangnoi Charoenthavesub	CPA. No. 3044
- Mrs. Suwannee Bhuripanyo	CPA. No. 3371
- Mr. Prasit Yuengsrikul	CPA. No. 4174

   One of these persons will be responsible for auditing and giving comments on the Company's financial statements. The auditors' remuneration for auditing shall not exceed Baht 6.31 million.

4. Approved the appointment of directors in place of directors retired by rotation, appointment of additional director and designation of authorized directors of 2006 as follows;

   4.1 The retiring directors due to cease of their terms are as follows:

- Mr. Boonklee Plangsiri	Director
- Mr. Arun Churdboonchart	Independent Director and the Member of the Audit Committee
- Mr. Somprasong Boonyachai	Director

4.2 The retiring directors having been re-appointed are as follows:

-	Mr. Boonklee Plangsiri	Director
-	Mr. Arun Churdboonchart	Independent Director and the Member of the Audit Committee
-	Mr. Somprasong Boonyachai	Director

4.3 The appointment of additional director of Mrs. Tasanee Manorot as a new independent director and member of the audit committee, the board of directors has been changed from 10 to 11 persons.

4.4 The members of the Board of Directors shall be as follows:

-	Dr. Paiboon Limpaphayom	Chairman of the Board of Directors and Independent Director
-	Mr. Arun Churdboonchart	Independent Director and the Member of the Audit Committee
-	Mrs. Tasanee Manorot	Independent Director and the Member of the Audit Committee
-	Mr. Vasukree Klapairee	Director
-	Mr. Suphadej Poonpipat	Director
-	Ms. Jeann Low Ngiap Jong	Director
-	Mr. Hui Weng Cheong	Director
-	Mr. Boonklee Plangsiri	Director
-	Mr. Somprasong Boonyachai	Director
-	Mrs.Siripen Sitasuwan	Director

4.5 The authorized signatories are as follows:

"Mr. Boonklee Plangsiri, Mr. Somprasong Boonyachai, and Mrs. Siripen Sitasuwan any two of these three directors jointly sign with the Company's seal affixed."

5. Approved the directors' remuneration for the fiscal year 2006 not exceeding of Baht 10,000,000. Such remuneration shall consist of salary, bonus, welfare, and meeting allowance.

   Provided, audit committee, outside directors, and independent directors in the board of directors and also independent directors who are appointed to other sub-committee of the Company are eligible for meeting allowance the amount of 25,000 Baht at each meeting, save for independent director assuming the chairman of the sub-committee is eligible for meeting allowance the amount of 30,000 Baht at each meeting.

6. Approved the issuance and allocation of warrants to purchase ordinary shares to directors and employees of the Company (ESOP Grant 5) in the number of 10,138,500 units as per details in the Attachment.

   The Executive Committee or the designated person(s) by the Board of Directors are authorized to consider and prescribe other details relevant to the issuance of the warrants, including seeking approvals from the relevant authorities and performing any other necessary actions related to the issuance of the warrants.

7. Approved the allocation of 10,138,500 new ordinary shares, at the par value of Baht 1 each, to reserve for the exercise of warrants under the ESOP Grant 5.

   Other related details and conditions as well as taking necessary and appropriated actions in connection with the allocation of such new ordinary shares under the ESOP, including the listing of such new ordinary shares on the Stock Exchange of Thailand will be determined at the discretion of the Executive Committee or the designated person by the Board of Directors.

8. Approved, with consent from the Remuneration Committee, the allocation of warrants to the Company's directors and employees who are eligible for the warrants of exceeding 5% of the total ESOP Grant 5. These directors and employees are:

Name	Number of Allocated Warrants	Percent of Total Warrants
1. Mr. Somprasong Boonyachai	538,500	5.31
2. Mrs. Suvimol Kaewkoon	547,600	5.40
3. Mr. Vikrom Sripratak	538,500	5.31

9. Approved the allotment of 615,800 additional ordinary shares, at the par value of Baht 1 each, to be reserved for exercising the right in pursuance of the ESOP warrants Grant 2, 3, and 4 due to entering into the terms and conditions of the Prospectus.

   Regarding the dividends payments of the company for the first and second half of 2005, the Company has approved dividends payments in excess of 50% of net profit after income tax. This has affected the exercise price and exercise ratio of warrants to purchase the Company's ordinary shares, which were offered to directors and employees of the Company (ESOP) as stated in the Prospectus. The ESOP warrant holders' rights shall not be decreased.

   The Company, therefore, will allot 615,800 additional shares to be reserved for the new exercise ratio of ESOP Grant 2, 3, and 4, which will be comprised of 44,400 shares for Grant 2, 249,300 shares for Grant 3, and 322,100 shares for Grant 4 respectively.

Attachment

(Translation)

Advanced Info Service Public Company Limited

Details of the program regarding the issuance and offering of warrants to purchase ordinary shares to directors and employees of the Company (Employee Stock Option Plan - ESOP) Grant V

1. Objectives and necessities of offering securities to directors and employees of the Company

The objective of the ESOP is to compensate and motivate the directors and employees to perform their duties in the best interests of the Company. This should in turn bring about long-term benefit to the Company, as well as retain them with the Company.

The overall program consists of 5 plans during a period of 5 years. The Company will issue and offer warrants to directors and employees of the Company once a year, for 5 consecutive years. The terms of warrants issued each year will not exceed 5 years from the date of issuance, while other details of warrants will be similar for all five issuance. The warrant issuance and allocation each year are subject to approvals of the Board of Directors and Shareholders' meetings.

Grant I: The amount of warrants to be issued and offered in 2002 is 14,000,000 units, implying that 14,000,000 ordinary shares (at Baht 1 par value) reserved for the exercise of warrants, equivalent to 0.48 Percent of the paid-up capital of the Company.

Grant II: The amount of warrants to be issued and offered in 2003 is 8,467,200 units, implying that 8,467,200ordinary shares (at Baht 1 par value) reserved for the exercise of warrants, equivalent to 0.29 Percent of the total paid-up capital of the Company.

Grant III: The amount of warrants to be issued and offered in 2004 is 8,999,500 units, implying that 8,999,500 ordinary shares (at Baht 1 par value) reserved for the exercise of warrants, equivalent to 0.31 Percent of the total paid-up capital of the Company.

Grant IV: The amount of warrants to be issued and offered in 2005 is 9,794,800 units, implying that 9,794,800 ordinary shares (at Baht 1 par value) reserved for the exercise of warrants, equivalent to 0.33 Percent of the total paid-up capital of the Company.

The amount of warrants to be issued and offered in this year 2006 is 10,138,500 units, implying that 10,138,500 ordinary shares (at Baht 1 par value) reserved for the exercise of warrants, equivalent to 0.34 Percent of the total paid-up capital of the Company. Total amount of ordinary shares reserved for the exercise of warrants under the ESOP Grant I, II, III, IV and V are equivalent to 1.75 Percent of the total paid-up capital of the Company. Details of warrants particular to ESOP Grant V as set out below will be proposed to the shareholders' meeting. Meanwhile, the Company expects to use the proceeds from the exercise of rights pursuant to warrants as working capital.

2. Preliminary Details of Warrants in this Year

Type of Warrants	Warrants to purchase the Company's ordinary shares, in registered form and non-transferable unless by hereditary or beneficiary transfer as specified in Clause 3.4.3 (hereinafter referred to as **"warrant"**)
Total Number of Warrants to be Offered	10,138,500 units
Offering Price per Unit	Baht 0 (zero Baht)

Offering Period	The offering shall be completed within one year from the date on which the program is approved by the SEC.
Terms	5 years from the issue and offer date.
Reserved Shares	10,138,500 shares (at the par value of Baht 1), or 0.34 of the total paid-up shares.
Warrant Allocation Method	Allocation of warrants to the Company's directors and employees and not offering through the intermediary.
Exercise Ratio	One warrant per one ordinary share
Exercise Price	The weighted average closing price of the Company's shares traded on the Stock Exchange of Thailand during the period of 30 days prior to the day of Shareholders' Meeting 2006, 91.46 Baht per share.
Issuing and Offering Date	The Company's Executive Committee will determine the date of issuing and offering of warrants.
Exercise Period	The Company's directors and employees could exercise the rights of the warrants to purchase the Company's ordinary shares as shown in the following details:

First Year — Directors and employees are entitled to exercise one-third of their allocated warrants to purchase ordinary shares one year after the warrants are issued to them, until the warrants are expired.

In case the exercise of rights pursuant to warrants creates a fraction of share(s) less than the board lot determined by the Stock Exchange of Thailand, such fraction will be exercisable in the next of exercise right.

Second Year — Directors and employees are entitled to exercise one-third of their allocated warrants to purchase ordinary shares two years after the warrants are issued to them, until the warrants are expired.

In case the exercise of rights pursuant to warrants creates a fraction of share(s) less than the board lot determined by the Stock Exchange of Thailand, such fraction will be exercisable in the next exercise of right.

Third Year — Directors and employees are entitled to exercise the remaining of their allocated warrants to purchase ordinary shares three years after the warrants are issued to them, until the warrants are expired.

In case the exercise of rights pursuant to warrants creates a fraction of share(s) less than the board lot determined by the Stock Exchange of Thailand, such fraction will be exercisable at the last exercise of right.

Rights and Interests Other than those Normal Rights and Interests from Ordinary Shares	-None-

3. Other Principle and Conditions for Exercise of Warrants

3.1 Exercise Period of Warrants A holder of the warrant certificate who wishes to exercise their rights to purchase ordinary shares of the Company is required to submit an exercise notice with the Company between 9.00 a.m. and 4.00 p.m. within five business days prior to each exercise date, except for the last exercise period the exercise notice must be submitted during 15 days prior to period of the Last Exercise Period.

Ordinary shares purchased in every exercise of warrants will be in whole number of a trading unit on the main board of the Stock Exchange of Thailand, except for the exercise of rights for the last exercise period.

3.2 Exercise Date and Time: Between 9.00 a.m. and 4.00 p.m. of the last business day of every month, **("Exercise Date")** except for the last exercise period the exercise date will be during five business days prior to the expired date.

3.3 Qualifications of Directors and Employees Eligible for Warrant Allocation

3.3.1 Any director or employee of the Company with a minimum of one year of service, and not an employee who is sent from a joint venture on a temporary term-basis operation;

3.3.2 Any selected director or employee who is beneficial to the Company (as the case may be);

3.3.3 In the case of any exception not pursuant to Clauses 3.3.1 and 3.3.2, it will be proposed to the meeting of Executive Committee for special consideration; and

3.3.4 The number of warrants as determined by the Company allocated to the respective directors and/or employees of the Company will not necessarily be in the same amount, but will be varied based on the position, work experience, years of service, performance and potential, as well as benefits providing to the Company.

3.4 Warrant Allocation Obligations between the Company and Directors and Employees of the Company

3.4.1 If any director of the Company vacate of office or any employee retire from the Company pursuant to the Company's work rules, prior to exercising the rights under the warrants, such vacated directors or retired employee are entitled to exercise their warrants until the term of warrants.

3.4.2 If any director or employee resign from the Company due to the Company's order of transfer, such director or employee are entitled to exercise their warrants until the term of warrants.

3.4.3 If any director or employee is no longer a director or employee of the Company by reason of decease, disappearance, infirmity, or incompetent, such warrants shall then pass on to the person named as executor or beneficiary of the deceased, disappeared, infirm, or incompetent director or employee, as the case may be. That person will be entitled to exercise those warrants to purchase ordinary shares of the Company until the term of warrants.

3.4.4 If any director resign from the Company prior to expiration of the term of office or any employee resign from the Company for any reason other than as specified in Clauses 3.4.1, 3.4.2, or 3.4.3 above, such director and employee shall be entitled to exercise their warrants to purchase ordinary shares of the Company only the allowed portion within three months after such

director and employee resigned from their offices. Alternatively, the executive committee is entitled to determine in the appropriate respect.

Remaining warrants which any director or employee is unable to exercise for any of the reasons as stipulated in Clause 3.4.4 shall be submitted to the Company for cancellation.

3.5 In Case of Un-Exercise of Warrants If directors or employees of the Company do not exercise all or some of warrants and terms of warrants are expired, it is deemed that the directors or employees waive their rights on such un-exercised warrants. In this respect, such directors or employees shall not be entitled to claim any compensation from the Company.

3.6 Assistance from the Company in Respect of Sources of Funds for Directors and Employees

-None-

3.7 Right Adjustment The Company may reserve additional common shares if the circumstances stipulated in the notification of the Securities and Exchange Commission, relating to the offer for sale of warrants to purchase common shares, occur and cause the adjustment of the rights pursuant to warrants.

In the case of the rights adjustment of the ESOP that required more additional shares than the reserved shares, the company shall seek for approval from shareholders, in the next shareholder meeting. Should the warrants expire sooner than the next shareholder meeting, the company shall bring the matter to the shareholder meeting as soon as possible.

4. Effects upon Shareholders from Issuance of Warrants and Offer for Sale to Directors and Employees of the Company on this Occasion

4.1 Effects upon Price Dilution due to the Exercise of Rights to Purchase Shares by Directors and Employees

The exercise price is determined as the weighted average closing price of the Company's shares traded on the Stock Exchange of Thailand during the period of 30 days prior to the day of shareholders' meeting, which closes to the market price, the issuance and offering of warrants will not create any effect upon price dilution.

However, effects upon price dilution due to the exercise of rights to purchase shares by directors and employees will be subject to the market price of the Company's shares on the day that new shares from the exercise of rights by directors and employees start trading in the Stock Exchange of Thailand.

4.2 Effects upon Existing Shareholders due to Reduced Ownership Ratio or Control Dilution in case Warrants are Exercised by All Directors and Employees as Calculated from the Presently Paid-up Capital:

Number of the total issued shares = 2,952,592,964 shares (at a par value of Baht 1 each)

Number of all shares from warrant exercise = 10,138,500 shares (at a par value of Baht 1 each)

Total number of shares after exercise of right = 2,962,731,464 shares (at a par value of Baht 1 each)

Ratio of the existing shareholders after = 99.66 exercise of warrants

4.3 The Amount of Reserved Shares for Exercise of Warrants Allocated to Directors and Employees at the Rate not Exceeding 5 of the Total Issued Shares on the Date of Applying for Approval of the Office

Number of the total issued shares = 2,952,592,964 shares (at a par value of Baht 1 each)

Number of reserved shares for the exercise of warrant shares to be allocated to directors and employees = 10,138,500 shares (at a par value of Baht 1 each)

Ratio of reserved shares to total issued shares = 0.34 of the total issued shares

4.4 The List of All Directors (of the Company and its subsidiaries) to Be Allocated Warrants and Employees who are eligible to be allocated Warrants at the Rate Exceeding 5 of Warrant to Be Issued and Offered

Name	Number of Allocated Warrants (Units)	Percent of Total Allocated Warrants
1. Mr. Somprasong Boonyachai Director and Chairman of the Executive Committee - Wireless Communications	538,500	5.31
2. Mrs.Suwimol Kaewkoon Chief Customer Champion & Terminal Business Officer and Director of Subsidiaries	591,400	5.83
3. Mr. Vikrom Sriprataks Chief Technology Officer and Director of Subsidiaries	547,600	5.40
4. Mrs. Arpattra Sringkarrinkul Executive Vice President - Solutions Director of Subsidiary	385,500	3.80
5. Mr. Pong-Amorn Nimpoonsawat Chief Finance Officer and Director of Subsidiaries	127,000	1.25

Note: The amount of warrants to be issued and offered will be 10,138,500 units.

4.5 Ordinary shares issued under the warrants exercised shall have the same rights and status as ordinary shares previously issued by the company in all respects.

5. Description and Conditions of Warrants

Warrants issued and offered to directors and employees of the Company shall be subject to rules and conditions pursuant to the Securities and Exchange Commission Notification No. GorJor. 36/2544 Re: Offering of Newly Issued Securities to Directors or Employees dated October 19, 2001

Warrant holders are liable to pay taxes and duties pursuant to the Revenue Code and relevant laws in exercising their rights to purchase ordinary shares.

After the Last Exercise Period, remaining warrants shall be deemed invalid and cannot be further exercised in any case.

6. Rights of Shareholders in Opposition of Offering for Sales of Warrants to Directors or Employees pursuant to Notification of the SEC No. GorJor. 36/2544 dated October 19, 2001

Pursuant to Clause 14 of the Notification of the SEC No. GorJor. 36/2544 dated October 19, 2001, the issuance and offering of warrants to directors or employees shall to be approved by the Shareholders' Meeting with votes of not less than three quarters of all votes of shareholders attending the meeting and having the right to vote and must not be opposed by shareholders with an aggregate number of shares exceeding 10 of all votes of shareholders attending the meeting.

In case of issuance and offering warrants to any director or employee at the rate exceeding five of all warrants offered pursuant to Clause 15 (2) of the Notification of the SEC above, the Shareholders' Meeting will consider the offer for sale with approval on an individual basis and the resolution must have not less than three quarters of all votes of shareholders attending the meeting and having the right to vote and must not be opposed by shareholders with an aggregate number of shares exceeding 5 of all votes of shareholders attending the meeting.

7. List of Directors and Employees Eligible to be Allocated Warrants at the Rate Exceeding Five of All Warrants

Name	Position	Number of Allocated Warrants (Units)	Percent of Total Allocated Warrants
7.1 Mr. Somprasong Boonyachai	Director and Chairman of the Executive Committee - Wireless Communications	538,500	5.31
The number of times attending the meetings and not attending the meetings of the director during the past year Advanced Info Service Public Company Limited No. of meetings 6 times Attending 6 times Not attending - times			
7.2 Mrs.Suwimol Kaewkoon	Chief Customer Champion & Terminal Business Officer and Director of Subsidiaries	591,400	5.83
7.3 Mr. Vikrom Sriprataks	Chief Technology Officer and Director of Subsidiaries	547,600	5.40
The number of times attending the meetings and not attending the meetings of the director during the past year Digital Phone Company Limited No. of meetings 4 times Attending 4 times Not attending - times			

The total amount of warrants to be issued and offered will be 10,138,500 units. Furthermore, the exercise price will be determined as the weighted average closing price of the Company's shares traded in the Stock Exchange of Thailand during the period of 30 days prior to the day of Shareholders' Meeting. Such persons mentioned in Clause 7.1 - 7.3 will not receive cash benefits when calculated from the difference between the offer price (including the exercise price) and the market price.

Rule 12g3-2 (b) Exemption File No. 82-3236

Summary Translation Letter
To the Stock Exchange of Thailand
April 28, 2006

AIS-CP 057/2006

April 28, 2006

Re: Notification of the Book Closing for Interest Payment of Debentures of the Company (AIS06NA)

To: The President
The Stock Exchange of Thailand

Refer to: The Letter No. IVS.06/1260 of TMB Bank PLC on April 27, 2006

Advanced Info Service Public company Limited ("the Company") would like to inform you that the Company will close the registered book for interest payment of debentures of the Company (AIS06NA), the details are shown in the referenced letter.

Referenced letter

IVS.06/1260

April 27, 2006

President
The Stock Exchange of Thailand
62 Rachadapisek Road, Bangkok 10110

RE: Scheduled closing the registered book for AIS06NA

Dear Sir,

We, TMB BANK Public Company Limited. As a Registrar & Paying Agent Debentures of ADVANCED INFO SERVICE PUBLIC COMPANY LIMITED NO.3/2001, DUE 2006 would like to announce that the registered book of AIS06NA will be closed from 12.00 on May 15, 2006 for the right to receive the interest rate for the period # 18. AIS06NA will be paid the interest on May 29, 2006 with interest rate 5.85 % from the period of February 28, 2006 to May 27, 2006 for 89 days.

Total revenue



89,491.70
96,437.49
92,516.65
(Million Baht)

2003 2004 2005

Year

Net Profit



18,529.02
20,258.05
18,908.51
(Million Baht)

2003 2004 2005

Year

Total Assets



124,949.18
121,167.60
119,013.89
(Million Baht)

2003 2004 2005

Year

Sustaining our success by integrating services with customers' daily lives

Manop : 35 year-old > Business Man > AIS Smart Solutions

Patcha : 25 year-old > Secretary > Her Mode

6:18 am Receive a reminder message
Schedule Alerts





Ben : 17 year-old > Student > Freedom Fun

Prapaisri : 52 year-old > Housewife > Sawasdee



Ake : 27 year-old > Factory Worker > Sawasdee Nan Nan



8:45 am Call to office



8:45 am Receive fun message from friend
Cool SMS



7:04 am Check her calling fee
Fast Check 900121


Victoria Bridge
William St
MARY St
MARGARET
ALICE St
City Botanic Gardens
South Bank Parklands

9:32 am Check cargo route
Fleet Management



07:30 am Exercise before going to work
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10:30 am Watch the latest MV
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08:16 am Check missed call
Missed Call Alert

08:45 am Call close friend


117

07:30 am Receive call greater than out-going call
Sawasdee Nan Nan


MFEC
MLINK
SAMART
SAMTEL
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SHIN
SIM
TRUE
TT&T

10:15 am View the stock market data
Mobile office



08:00 am Receive a congratulation message for the new job
Voice 2U

08:30 am Send mail to superior
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11:00 am Friends asking for an update on football result
Inside Soccer Hotline




Telewiz
TOTAL
CONNECTIVITY

10:40 am Drop by to get a recharge card
Telewiz Shop



11:36 am Receive cute message from girlfriend
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11:35 am Follow the progress of other team
MMS Wallboard

01:08 pm Search for the data to prepare for a negotiation
Mobile Salesforce





09:33 am Telephone no. inquiry
1188 Thailand YellowPages

12:30 pm Go shopping on discount products
SMS Promotion News





01:42 pm Check the movie rating
Movie Preview

02:00 pm Ask for the discount through SMS
Digital Coupon





11:45 am Recharge your credit with One-2-Call!
900120

01:00 pm Find your gas provider phone no.
1188 Thailand YellowPages





01:03 pm Change ring tone to country music
Calling Melody







01:30 pm Check data & time of the next meeting
Mobile Office

02:35 pm Receive order from client
e-Mail Alert

03:27 pm Feedback of the data from office
Mobile Field Force





02:55 pm Check the flight for your boss
mINFO

03:40 pm Send image to who you love
MMS


NOKIA



04:00 pm Send fun picture to friends
Picture Message

04:37 pm Listen to voice mail
*Voice Mail *99*

05:55 pm Add your favourite music as your ring tone
*Music Hunt *123*


Panasonic



01:35 pm Send SMS to kids and ask them to come home for dinner
SMS 1175



04:03 pm Sending love message to girlfriend
SMS P2P



04:44 pm Issue the purchase order
Smart Cashier



06:15 pm Listen to joke
Funny Joke

09:27 pm Update fashion news
Fashion Channel

10:57 pm Karaoke party
Mobile Karaoke



06:30 pm Enroll for tutition through IVR
PEP Tutor 4899933

10:37 pm Receive a picture from girlfriend
MMS



06:11 pm Send an opinion to the TV program
SMS

11:00 pm Set alarm before going to bed


*942

07:11 pm Check the lottery result dial *942
*Lottery Info *942*

09:26 pm Send your vote
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Sustaining our success by integrating services with customers' daily lives

With a strong commitment to creating a better life for all customers, AIS is determined to develop and introduce services which differentiate the Company from others - those that can be part of customers' daily lives and serve individual needs. In line with this goal, AIS has continued to enhance performance efficiency in order to better serve corporate customers by way of business integration and becoming customer centric. Every customer is equally important and every possible effort has been made to better understand their needs.

In order to accomplish AIS' mission, customers have been segmented to help provide better care for each customer group, and new experiences have been introduced through innovative services including mobileLIFE and Smart Solutions. AIS also offers a broad range of services and activities to care for and give recognition to customers, including the AIS Plus project, which in turn helps create a good experience and impression of the Company, and allows AIS to maintain and expand its customer base in the future.

Message from the Chairmen

Dear Shareholders,

Although the economy in 2005 was hit hard by the surge in oil prices and fierce competition in the mobile phone market, Advanced Info Service Public Company Limited (AIS) has continued to win support and confidence from its customers. At the end of 2005, AIS served a total of 16.4 million subscribers, comprising 2 million subscribers in AIS GSM and GSM 1800 and 14.4 million subscribers in AIS One-2-Call! and Sawasdee, which accounted for an increase of 1.2 million subscribers or 8 percent. AIS's total revenue in 2005 reached 92,517 million baht and net profit stood at 18,909 million baht. As a result of the popularity of value added services, AIS earned 10,313 million baht in 2005, compared to 7,859 million in 2004. This accounted for 11 percent of the total revenue in 2005.

This is evidence that AIS has been able to introduce services, which meet customers' daily demands, and in recognition of the Company's continual growth, the Stock Exchange of Thailand (SET) named AIS the Best Performing Company under the Technology category at the 2005 SET Awards.

Customers - the heart of service innovation

An increase in the number customers throughout the years has helped strengthen AIS' operational performance. This reflects customers' overall satisfaction in the Company's products, services, activities and special offers. Customers are impressed and feel emotionally attached as well as content to continue using AIS services.

AIS has placed special emphasis on customers, and even more so in 2005 when competition in pricing in the mobile phone market was intensified. AIS has become more customer-centric and made every possible effort to understand customers by way of segmentation according to their spending habits, behaviours and lifestyles. This has enabled AIS to introduce new services that could become part of their lives, as well as enhance operational efficiency in order to better serve our corporate customers. This in turn has allowed AIS to differentiate itself from its competitors. Besides service innovation, AIS has also implemented Customer Relation Management (CRM) and Customer Experience Management (CEM) programs.

CRM helps the Company to establish closer relations with customers by recognising and understanding changes in their behaviours. Through this program, AIS has introduced a range of special services, activities and privileges as well as recognition programs for each customer group.

CEM places special emphasis on creating an overall positive experience with the Company's products and services at every customer contact point. The program assists the continual development of both human and non-human areas of service in order to ensure positive customer experience at all times.

The customer centric concept is incorporated in the Company's restructuring program in order to ensure fast and smooth implementation and coordination throughout the entire process. This allows AIS to better serve and provide better care for all customer groups whilst creating new experiences.





Manage with Good Governance

Operational transparency has always been one of the major concerns for AIS. It is crucial to maintain a management policy which is continuously assessed and evaluated. The policy must be transparent and exercised in response to all customer groups including shareholders, lenders, customers, employees and the society. AIS is dedicated to maintain its position as an exemplary wholly Thai-owned company, building trust amongst investors both in Thailand and overseas. In 2005, AIS achieved an AA- rating from Standard & Poor's (S&P) reflecting the Company's reliability and growth, a move from BBB+ in 2004. In addition, SET presented AIS with the Best Corporate Governance Report Award this year.

Direction of Wireless Communications Business

Throughout 2005, the domestic mobile phone market was affected by the declining economic situation as well as the cut-throat pricing competition. The number of customers decreased compared with the total population, resulting in a drop in the growth rate for the overall mobile phone industry compared to 2004. The number of customers in the whole industry rose by 3 million in 2005 making the total subscribers of 30 million, which accounted for 48 percent of the total population. Therefore, mobile phone operators needed to maintain their existing customer bases whilst at the same time develop network and service quality as well as create variety in their products and services. 2005 may be considered a turning point for the industry in the area of technology. The year saw the introduction of 3G mobile phone technology under the guidelines of the National Telecommunications Commission (NTC) and the total takeover of United Communications Industry Public Company Limited by Telenor with full management power of Total Access Communications Public Company Limited (DTAC). AIS believes that these moves will encourage change in competition, which in turn will result in greater service development, greater creativity, and thus render the greatest benefits to consumers.

Progress of the Government Sector in area of Open Telecommunications Policy

In August 2005, the National Telecommunications Commission (NTC) authorised a telecommunications license to TOT Public Company Limited and CAT Telecom Public Company Limited, which marked the first step in bringing Thailand towards having an open telecommunications industry. Currently, NTC is in the process of establishing a policy for interconnection charge, and determining license fees, customer number fees, USO (Universal Service Obligation) fees, and conditions for new operator licenses. The National Broadcasting Commission (NBC) is also being set up. These issues are expected to be realised in 2006 and will encourage new competition in the industry.

On behalf of management and staff, I would like to thank all our shareholders, customers, and business partners for their continued support, without which, AIS would not have achieved another year of success. With the Company's total commitment to creating service innovation in response to customers's demand, along with continuous development of the Company's performance under good governance guidelines, We are confident that AIS will be able to excel in its business performance and continue to provide products and services that create a long lasting impression amongst all customers.

Dr. Paiboon Limpaphayom	**Mr. Somprasong Boonyachai**
Chairman of the Board of Directors	Chairman of the Executive Committee

Board of Directors



Dr. Paiboon Limpaphayom
Chairman of the Board of Directors and
Independent Director



Mr. Boonchoo Direksathaporn*
Acting of Chairman of the Audit Committee
Member of the Audit Committee and Independent Director



Mr. Arun Churdboonchart
Member of the Audit Committee
and Independent Director



Mr. Vasukree Klapairee
Director



Mr. Suphadej Poonpipat **
Director



Ms. Jeann Low Ngiap Jong
Director



Mr. Hui Weng Cheong
Director



Mr. Boonklee Plangsiri
Director



Mr. Somprasong Boonyachai
Director



Mrs. Siripen Sitasuwan
Director

* Appointed to be as Acting Chairman of Audit Committee during the process of recruitment of a person to replacing such position on January 24, 2006.

** Resigned from the Chairman of Audit Committee and Independent Director, however he remains the director of the Company since January 24, 2006.

Directors and Management Team

As of 31 December 2005

Dr. Paiboon Limpaphayom	Age 64	
Title	Chairman of the Board of Directors and Independent Director	
% Shareholding as of 31/12/2005	None	
Relationship with Management	None	
Highest Education	Doctorate Degree of Electrical Engineering Iowa State University, U.S.A. Certificate of Public - Private joint defence curricum, Class 3 The National Defence College of Thailand	
Governance Training of IOD	None	
Experience	2000-2005	Director and Executive Director Thai Military Bank Public Company Limited
	1999-Present	Chairman of the Board of Directors Advanced Info Service Public Company Limited
	1998-2000	Vice Chairman of the Board of Directors Shin Corporation Public Company Limited
	1993-1998	Director and Member of the Executive Committee Shin Corporation Group
	1992-1993	Advisor, Telephone Organization of Thailand
	1998-1992	Managing Director, Telephone Organization of Thailand
Illegal Record in the past 10 years	None	

Mr. Boonchoo Direksathaporn	Age 59	
Title	Independent Director and Member of the Audit Committee	
% Shareholding as of 31/12/2005	None	
Relationship with Management	None	
Highest Education	Honorary Bachelor Degree of Accounting (2nd Class), Chulalongkorn University Fellow Member of The Institute of Chartered Accounts in England and Wales Certificate of Public - Private joint defence curricum The National Defence College of Thailand	
Governance Training of IOD	Program : DCP Directors Certification Program Class 14/2002	
Experience	Present	Acting Chairman of the Audit Committee Independent Director and Member of the Audit Committee Advanced Info Service Public Company Limited Director and Managing Director Ratchaburi Electricity Generating Holding Public Company Limited Director, Ratchaburi Electricity Generating Company Limited Director, Ratchaburi Energy Company Limited Director, Tri Energy Company Limited Director, SCB Asset Management Company Limited Director, Ratchaburi Power Company Limited Director, Siam Ethanol Exports Company Limited Acting Chief Finance Officer Electricity Generating Authority of Thailand
	1999-2000	Deputy Governor - Account and Finance and Acting Deputy Governor - Administration Electricity Generating Authority of Thailand
	1997-1999	Deputy Governor - Account and Finance Electricity Generating Authority of Thailand
Illegal Record in the past 10 years	None	

** Includes holding by spouse and minor children*

Mr. Arun Churdboonchart	Age 64	
Title	Independent Director and Member of the Audit Committee	
% Shareholding as of 31/12/2005	None	
Relationship with Management	None	
Highest Education	Bachelor Degree of Business Administration California State University, Long Beach, California, U.S.A. Certificate of Public - Private joint defence curricum, Class 3 The National Defence College of Thailand	
Governance Training of IOD	None	
Experience	Present	Executive Director, Trinity Group
	1998-Present	Independent Director and Member of the Audit Committee Advanced Info Service Public Company Limited
Illegal Record in the past 10 years	None	

Mr. Vasukree Klapairee *	Age 57	
Title	Director	
% Shareholding as of 31/12/2005	None	
Relationship with Management	None	
Highest Education	Bachelor Degree of Engineering Chulalongkorn University	
Experience	2005-Present	Director, Advanced Info Service Public Company Limited SEVP (Regional Sale and Customer Service) TOT Public Company Limited
	2004-2005	Senior Executive Vice President (Wireless Communications) TOT Public Company Limited
	2003-2004	Executive Vice President (Central Region Operations) TOT Public Company Limited
	1999-2003	Vice President (Central Region Telephone Services Department) Telephone Organization of Thailand
	1997-1998	Assistant Vice President (Metropolitan Telephone Services Department) Telephone Organization of Thailand
	1993-1995	Senior Director (Corporate Administration Sector, Corporate Activity Department) Telephone Organization of Thailand
	1990-1992	Head of Commercial Centre (Customer Services Department) Telephone Organization of Thailand
Illegal Record in the past 10 years	None	

** BOD approved his appointment on November 11, 2005*

** Includes holding by spouse and minor children*

Mrs. Tasanee Manorot*	Age 60	
Title	Director	
% Shareholding as of 31/12/2005	None	
Relationship with Management	None	
Highest Education	Bachelor Degree in Commerce and Accountancy, Chulalongkorn University	
Governance Training of IOD	Program : DCP Directors Certification Program Class 32/2003	
Experience	2002-2005	Senior Executive Vice President TOT Corporation Public Company Limited
	2001-2005	Director, Advanced Info Service Public Company Limited
	2000-2002	Senior Executive Vice President Telephone Organization of Thailand
	1999-2000	Executive Vice President Telephone Organization of Thailand
	1996-1999	Vice President of Finance Department Telephone Organization of Thailand
Illegal Record in the past 10 years	None	

** BOD approved her resignation on November 11, 2005*

Mr. Suphadej Poonpipat*	Age 55	
Title	Independent Director and Chairman of the Audit Committee	
% Shareholding as of 31/12/2005	None	
Relationship with Management	None	
Highest Education	Master Degree, University of Wisconsin, U.S.A.	
Governance Training of IOD	Program : DAP Directors Accreditation Program Class 8/2004	
Experience	Present	Director Advanced Info Service Public Company Limited
	1998-2006	Independent Director and Chairman of the Audit Committee Advanced Info Service Public Company Limited
	1990-Present	President and Chief Executive Officer National Finance Public Company Limited
Illegal Record in the past 10 years	None	

** Resigned from independent director and the chairman of audit committee positions on January 24, 2006*

** Includes holding by spouse and minor children*

Ms. Jeann Low Ngiap Jong	Age 45	
Title	Director	
% Shareholding as of 31/12/2005	None	
Relationship with Management	None	
Highest Education	Bachelor of Accountancy (Honours), National University of Singapore	
Governance Training of IOD	None	
Experience	2005-Present	Director, Advanced Info Service Public Company Limited
	2004-Present	Executive Vice President (Strategic Investments), Singapore Telecommunications Limited
	1998-2004	Group Financial Controller, Singapore Telecommunications Limited
	1993-1998	Vice President, Aztech Systems
Illegal Record in the past 10 years	None	

Mr. Hui Weng Cheong	Age 50	
Title	Director	
% Shareholding as of 31/12/2005	None	
Relationship with Management	None	
Highest Education	Master Degree of Business Administration, University of Southern California	
Governance Training of IOD	None	
Experience	2005-Present	Director, Advanced Info Service Public Company Limited
	2004-Present	CEO SingNet, Pte Limited
	2003-Present	Director, PT Telekomunikasi Selular
		Director, PT Bukaka SingTel International
	2000-Present	Director, Digital Network Access Communications Pte Limited
	1999-Present	Vice President (Consumer Products), Singapore Telecommunications Ltd
		CEO (SingTel Paging), Singapore Telecom Paging Pte Limited
	1996-1999	Managing Director, Shinawatra Paging Thailand
	1994-1995	Deputy Managing Director, Singapore Telecom Paging Pte Limited
Illegal Record in the past 10 years	None	

* *Includes holding by spouse and minor children*

Mr. Boonklee Plangsiri	Age 54
Title	Director
% Shareholding as of 31/12/2005	None
Relationship with Management	None
Highest Education	M.A. in Computer Engineeing, University of Illinois (Urbana Champaign), U.S.A.
Governance Training of IOD	Program : DAP Directors Accreditation Program Class 40/2005
Experience	2004-Present Chairman of the Board of Directors, CS LoxInfo Public Company Limited 2001-Present Chairman of the Board of Directors, ITV Public Company Limited 1999 -Present Chairman of the Group Executive Committee, Shin Corporation Group 1997-Present Director, Shin Corporation Public Company Limited, Advanced Info Service Public Company Limited and Shin Satellite Public Company Limited 2001 - 2002 Chairman of the Executive Committee, ITV Public Company Limited 1997 - 2000 Member of the Executive Commmittee, Shin Corporation Public Company Limited, Advanced Info Service Public Company Limited and Shin Satellite Public Company Limited 1995-1996 Vice Chairman of the Executive Committee (Operation) Shinawatra Group 1993-1994 President, Shinawatra Group
Illegal Record in the past 10 years	None

Mr. Somprasong Boonyachai	Age 50
Title	Director and Chairman of the Executive Committee
% Shareholding as of 31/12/2005	None
Relationship with Management	None
Highest Education	Master Degree of Engineering, Asian Institute of Technology (AIT)
Governance Training of IOD	Program : DCP Directors Certification Program Class 65/2005 Program : DAP Directors Accreditation Program Class 30/2004
Experience	2004-Present Member of the Executive Committee, CS LoxInfo Public Company Limited Director and Member of the Executive Committee, ITV Public Company Limited 2000-Present Vice Chairman of the Executive Committee, Shin Corporation Public Company Limited Member of the Exective Committee, Shin Satellite Public Company Limited 1999-Present Director and Chairman of the Executive Committee-Wireless Communications Business, Advanced Info Service Public Company Limited 1997-1998 Vice Chairman of the Executive Committee Wireless Communications Business 1995-1996 Senior President, Advanced Info Service Public Company Limited 1994-1995 President, Advanced Info Service Public Company Limited 1993-1994 President, Shin Satellite Public Company Limited 1993-1993 President, Advanced Info Service Public Company Limited 1992-1993 Executive Vice President (Operation 4), Shinawatra Group
Illegal Record in the past 10 years	None

* *Includes holding by spouse and minor children*

Mrs. Siripen Sitasuwan	Age 57
Title	Director and Member of Executive Committee
% Shareholding as of 31/12/2005	None
Relationship with Management	None
Highest Education	Master Degree of Business Administration, Wichita State University, Wichita, Kansas, U.S.A.
Governance Training of IOD	Program : DCP Directors Certification Program Class 33/2003
Experience	2004-Present Director and Member of the Executive Committee, CS LoxInfo Public Company Limited 2001 -Present Director and Member of the Executive Committee, ITV Public Company Limited 2000-Present President and Group Chief Finance Officer, Shin Corporation Group 1998-Present Director and Member of the Executive Committee, Shin Corporation Public Company Limited, Advanced Info Service Public Company Limited and Shin Satellite Public Company Limited 1998-2000 Chief Finance Officer, Shin Corporation Public Company Limited 1994-1998 Executive Vice President - Finance, Shinawatra Group 1991-1993 Vice President - Finance, Shinawatra Group
Illegal Record in the past 10 years	None

Dr. Dumrong Kasemset	Age 51
Title	Member of the Executive Committee
% Shareholding as of 31/12/2005	None
Relationship with Management	None
Highest Education	Ph.D., Electrical Engineering, Massachusetts Institute of Technology U.S.A.
Governance Training of IOD	Program : DAP Directors Accreditation Program Class 2/2003
Experience	2004-Present Director and Chairman of the Executive Committee CS LoxInfo Public Company Limited Member of the Executive Committee, ITV Public Company Limited 2000-Present Group Vice Chairman of the Group Executive Committee Shin Corporation Public Company Limited Member of the Executive Committee Advanced Info Service Public Company Limited 1999-Present Director and Member of the Executive Committee Shin Satellite Public Company Limited 1997-Present Chairman of the Executive Committee, Satellite and International 1995-1997 Vice Chairman of the Executive Committee-Policy, Shinawatra Group 1994-2000 President, Shinawatra Satellite Public Company Limited 1993-1994 Executive Vice President IBC Cable TV 1991-1992 General Manager IBC Cable TV Senior Manager-Business Development Shinawatra Group 1989-1991 Program Manager Intergrated Optoelectronics GE Aerospace, New York, U.S.A. 1986-1989 Manager-Ga As IC Materials Microwave Semiconductor Company Limited Siemens Group, New Jersey, U.S.A.
Illegal Record in the past 10 years	None

** Includes holding by spouse and minor children*

Ms. Yingluck Shinawatra*	Age 38	
Title	President	
% Shareholding as of 31/12/2005	0.0000	
Relationship with Management	None	
Highest Education	Master Degree of Business Administration, Kentucky State University, U.S.A.	
Governance Training of IOD	None	
Experience	2002-2006	President Advanced Info Service Public Company Limited
	2001-2002	Senior Executive Vice President - Wireless Corporate Planning Advanced Info Service Public Company Limited
	1999-2001	Executive Vice President - Service Operation Advanced Info Service Public Company Limited
	1997-1998	Vice President Shinawatra Directories Company Limited
	1995-1996	General Manager Shinawatra Directories Company Limited
	1991-1994	Manager Shinawatra Directories Company Limited
Illegal Record in the past 10 years	None	

** Resigned from president position as of March 1, 2006*

Mr. Vikrom Sriprataks	Age 53	
Title	Chief Technology Officer	
% Shareholding as of 31/12/2005	0.0088%	
Relationship with Management	None	
Highest Education	Master Degree of Business Administration, Thammasat University	
Governance Training of IOD	None	
Experience	2002-Present	Chief Techonology Officer Advanced Info Service Public Company Limited
	2000-2002	President Digital Phone Company Limited
	1998-2000	Senior Executive President Engineering Advanced Info Service Public Company Limited
	1995-1998	Executive Vice President Shinawatra International Company Limited
Illegal Record in the past 10 years	None	

** Includes holding by spouse and minor children*

Mrs. Suwimol Kaewkoon	Age 50	
Title	Chief Customer Champion & Terminal Business Officer	
% Shareholding as of 31/12/2005	0.0084%	
Relationship with Management	None	
Highest Education	Master Degree of Business Management Asian Institute of Management, Philippines	
Governance Training of IOD	None	
Experienc	2002-Present	Chief Customer Champion & Terminal Business Officer, Advanced Info Service Public Company Limited
	1995-2002	Managing Dirtector, Advanced Wireless Marketing Company Limited
	1982-1994	President, Robinson Department Store Public Company Limited
	1980-1981	Senior Business Consultant, Allied Management Consultant of Asia Company Limited
Illegal Record in the past 10 years	None	

Mr. Leong Shin Loong	Age 51	
Title	Executive Vice Chairman	
% Shareholding as of 31/12/2005	None	
Relationship with Management	None	
Highest Education	Master of Engineering, Rensselaser Polytechnic Institute, U.S.A.	
Governance Training of IOD	None	
Experienc	2005-Present	Executive Vice Chairman, Advanced Info Service Public Company Limited
	2002-2004	Member of Board of Directors, Telkomsel, Indonesia
	2000-2001	Vice President-Business Development Singapore Telecom International
	1998-2000	Vice President-Human Resources, Singapore Telecom Chief Executive Officer-Multimedia Services, Singapore Telecom
	1997-1999	Chief Executive Officer-SingNet, Singapore Telecom
	1996-1997	Director-Marketing (Telecoms Sector), CAP Gemini
	1995-1996	Director-AQS P-Technology, Singapore
	1991-1995	Information Technology Director-Asia Pacific Pepsi Cola International
	1979-1991	Far East Region Project Center Manager, Hewlett Packard
Illegal Record in the past 10 years	None	

** Includes holding by spouse and minor children*

Mr. Pong-amorn Nimpoonsawat	Age 43	
Title	Chief Finance Officer	
% Shareholding as of 31/12/2005	0.0003%	
Relationship with Management	None	
Highest Education	Master Degree of Management	
	Sasin Graduate Institute of Business Administration of Chulalongkorn University	
Governance Training of IOD	None	
Experience	2001-Present	Chief Finance Officer
		Advanced Info Service Public Company Limited
	1998-2001	Financial Director
		Dentsu Young & Rubicam Company Limited
	1994-1998	Financial Director
		Shinawatra Paging Company Limited
		Financial Director
		Pager Sales Company Limited
Illegal Record in the past 10 years	None	

** Includes holding by spouse and minor children*

Major Shareholders

1. Top Ten Major Shareholders of Advanced Info Service Public Company Limited as of January 30, 2006

No.	Name	No. of Shares	Percent of Invesment
1	SHIN CORPORATION PUBLIC COMPANY LIMITED	1,263,712,000	42.82
2	SINGTEL STRATEGIC INVESTMENTS PTE LTD.	568,000,000	19.25
3	LITTLEDOWN NOMINEES LIMITED	112,074,900	3.80
4	THE BANK OF NEW YORK (NOMINEES) LIMITED	65,159,844	2.21
5	THAI TRUST FUND MANAGEMENT COMPANY LIMITED	64,039,000	2.17
6	HSBC (SINGAPORE) NOMINEES PTE LTD	63,034,909	2.14
7	HSBC BANK PLC-CLIENTS GENERAL A/C	49,052,870	1.66
8	GOLDMAN SACHS INTERNATIONAL	45,695,100	1.55
9	STATE STREET BANK AND TRUST COMPANY	44,448,722	1.51
10	THAI NVDR COMPANY LIMITED	41,898,875	1.42
	Total	2,317,116,220	78.52

Source : A report as of January 30, 2006 prepared by Thailand Securities Depository Co., Ltd.

2. Major Shareholder whose behavior can influence when determining policy or handling operation, is Shin Corporation Public Company Limited.

Top Ten Major Shareholders of Shin Corporation Public Company Limited as of January 30, 2006

No.	Name	No. of Shares	Percent of Invesment
1	CEDAR HOLDINGS LIMITED	1,008,548,449	33.62
2	ASPEN HOLDINGS LIMITED	479,191,671	15.97
3	THAI NVDR COMPANY LIMITED	148,809,011	4.96
4	UBS AG SINGAPORE,BRANCH-PB SECURITIES CLIENT CUSTODY	111,178,400	3.71
5	CHASE NOMINEES LIMITED	72,831,720	2.43
6	NORBAX INC.,18	68,995,400	2.30
7	AMERICAN INTERNATIONAL ASSURANCE COMPANY, LIMITED-DI-LIFE	63,753,500	2.13
8	MORGAN STANLEY & CO INTERNATIONAL LIMITED	47,527,938	1.58
9	HSBC (SINGAPORE) NOMINEES PTE LTD	47,232,719	1.57
10	STATE STREET BANK AND TRUST COMPANY	43,023,006	1.43
	Total	2,091,091,814	69.71

Source : A report as of January 30, 2006 prepared by Thailand Securities Depository Co., Ltd.

Investment Structure of Shin Corporation Public Company Limited

SHIN CORPORATION PLC 1), 2)

Advanced Info Service PLC 2)
Register Capital 5,000 Mil. Baht
Paid up Capital 2,952.59 Mil. Baht
42.80%

- Mobile from Advance Co., Ltd.
  [illegible]
- Advanced Datanetwork Communications Co., Ltd.
  [illegible]
- Data Network Solutions Co., Ltd.
  [illegible]
- Digital Phone Co., Ltd.
  [illegible]
- Advanced Contact Center Co., Ltd.
  [illegible]
- Data Line Thai Co., Ltd.
  [illegible]
- Advanced mPay Co., Ltd.
  [illegible]
- Advanced Magic Card Co., Ltd.
  [illegible]
- AIS Wireless Communication Network Co., Ltd.
  [illegible]
- AIS Wire Network Co., Ltd.
  [illegible]
- AIS International Network Co., Ltd.
  [illegible]

Shin Satellite PLC 2)
Register Capital 5,606.28 Mil. Baht
Paid up Capital 5,453.79 Mil. Baht
41.34%

- Shin Broadband Internet (Thailand) Co., Ltd.
  [illegible]
  - **CS LoxInfo PLC 2)**
    Register Capital 639.57 Mil. Baht
    Paid up Capital 625.00 Mil. Baht
    40.02%
    - **Loxley Information Services Co., Ltd.**
      Register Capital 260.10 Mil. Baht
      Paid up Capital 260.10 Mil. Baht
      94.19%
    - **Teleinfo Media PLC**
      Register Capital 173.534 Mil. Baht
      Paid up Capital 173.534 Mil. Baht
      99.99%
- Shenington Investments Pte Co., Ltd.
  [illegible]
  - **Cambodia Shinawatra Co., Ltd.**
    Register Capital 19.2 Mil. USD
    Paid up Capital 19.2 Mil. USD
    100%
  - **Lao Telecommunications Co., Ltd.**
    Register Capital 96.84 Mil. USD
    Paid up Capital 96.84 Mil. USD
    49%
- IPSTAR Co., Ltd.
  [illegible]
  - **IPSTAR Australia Pty Ltd.**
    Register Capital 0.1 Mil. AUD
    Paid up Capital 0.1 Mil. AUD
    100%
  - **IPSTAR New Zealand Co., Ltd.**
    Register Capital 0.5 Mil. NZD
    Paid up Capital 0.5 Mil. NZD
    100%
  - **IPSTAR DO BRASIL 3)**
    Register Capital 0.10 Mil. USD
    100%
- Star Nucleus Co., Ltd.
  [illegible]
- Spacecode LLC
  [illegible]
- IPSTAR International Pte Ltd.
  [illegible]
- IPSTAR Global Services Ltd.
  [illegible]

(as of February 16, 2006)

Register Capital 5,000 Mil. Baht
Paid up Capital 3,002.27 Mil. Baht



ITV PLC 2)
Register Capital 7,800 Mil. Baht
Paid up Capital 6,032.31 Mil. Baht 52.93%
Artware Media Co., Ltd.
Register Capital 20 Mil. Baht
Paid up Capital 20 Mil. Baht 99.99%
Media Connex Co., Ltd.
Register Capital 50 Mil. Baht
60%
SC Matchbox Co., Ltd.
Asia Aviation Co., Ltd.
Thai AirAsia Co., Ltd.
Register Capital 400 Mil. Baht
Paid up Capital 400 Mil. Baht 50%
Thai Crunch Time Co., Ltd.
Register Capital 4 Mil. Baht
Paid up Capital 4 Mil. Baht 51%
Capital OK Co., Ltd.
Payment Solution Co., Ltd.
Register Capital 200 Mil. Baht
Paid up Capital 50 Mil. Baht 99.99%
Professional Collection Co., Ltd.
Register Capital 20 Mil. Baht
Paid up Capital 10 Mil. Baht 99.99%
I.T. Applications and Services Co., Ltd.
Shinawatra Information Technology Co., Ltd.
Register Capital 100 Mil. Baht
Paid up Capital 100 Mil. Baht 99.99%
AD Venture Co., Ltd.
Shineedotcom Co., Ltd.
Register Capital 190 Mil. Baht
Paid up Capital 190 Mil. Baht
70%
Arc Cyber Co., Ltd.
Register Capital 292.7 Mil. Baht
Paid up Capital 292.7 Mil. Baht
47.50%

1) Holding Company
2) Listed Company on the Stock Exchange of Thailand
3) On process of set up and register the Company

Development and Key Events 2005

Key Events 2005

January

- AIS One-2-Call! launched a new marketing strategy using a mass segmentation technique to respond to the demands of each customer group while introducing "Sawasdee" as part of the Company's marketing expansion plan to serve specific groups of customers.

February

- AIS adopted a channel integration and bridging strategy to further develop its sales distribution channel in order to enhance efficiency of Telewiz shops in the market. This strategy also helped dealers to provide better service to all customers.
- AIS, in cooperation with its business partners, organised a "SOHO Solutions" project, to strengthen confidence among SMEs in the availability and readiness of equipment, business management systems, network features and 24-hour consultant services.

March

- AIS reorganised its branch service stations nationwide to offer a one-stop service point under the concept "we can serve every need" exhibiting progress from Total Base to Total Solutions Base.
- The introduction of "Evolution 2" offering customers a choice between monthly payment and a pre-paid card under one number.

April

- AIS GSM introduced new technology to meet the requirements of a modern lifestyle where customers are able to personally program their handset to receive welcome calls and block unwanted calls.

May

- AIS One-2-Call! organised two special programs for two groups of customers. The "Sure Sure" program offers a highly efficient network to allow for easy connection and the "Nan Nan" program from AIS Sawasdee enables customers to make as many calls as they wish for only 100 baht per month. With these programs, customers in provincial areas will find mobile phone connection and communication easier and more suitable for their lifestyles.

June

- AIS, together with Telewiz shops nationwide, developed the "Mobile Spirit" project by inviting Telewiz staff to attend a seminar on optional programs and sales techniques. Over 500 front-office staff, working at Telewiz shops nationwide were appointed "Mobile Ambassador" to offer advice and suggestions to local customers.
- AIS and Thailand Elite, in cooperation with Business Week magazine, organised the 14th Asia Leadership Forum, offering a platform to exchange information on trade and investment for business people worldwide.
- AIS, together with the Metropolitan Electricity Authority, extended the capabilities of mPAY enabling customers to pay for their electricity via mobile phone. mPAY offers a more modern and convenient channel of payment.
- AIS announced the names of eight university students who joined the NWO project, the second group of management trainees to assist with the Virtual Organisation program by creating new experiences for Thai youths and encouraging them to learn from direct experience.



July

- The Stock Exchange of Thailand and Financial and Banking magazine presented three awards to AIS at the SET Awards 2005 for Best Performance under the technology category, Best Investor Relations and Best Corporate Governance Report.

August

- AIS was awarded for its effort in giving special importance to innovation and creativity as well as marketing excellence at the Thailand Corporate Excellence Awards 2004, which was organised by the Business Association Club of Thailand and Sasin of Chulalongkorn University.
- AIS launched Advance MPAY Company Limited, a joint venture between AIS and NTT DoCoMo Incorporation Company Limited to provide financial transaction services via mobile phone.
- AIS restructured its marketing management unit to further promote service efficiency and customer service by setting up special customer service units comprising four main working groups. The aim is to bring service to customers, set strategies and marketing plans to manage customer relationships, ensure service development and support, and coordinate and assess service standards.
- AIS organised "AIS Plus" offering a wide range of special activities, and special offers and privileges to help enhance the quality of customers' life and meet customers' demands while at the same time adopting customer centric techniques to better serve all customers' needs.
- AIS GSM launched the "New Gen" program to allow customers to personally set their spending and expenses, time of payment and payment method.

September

- Following an extraordinary shareholders' meeting, AIS debentures were divided into six tranches. Payment for tranche 1/2001 is due in 2006 (AIS063A), tranche 3/2001 is due in 2005 (AOS06NA), tranche 1/2002 is due in 2009 (AIS093A), tranche 2/2004 is due in 2009 (AIS093B), tranche 3/2004 is due in 2007 (AIS073A), and tranche 4/2004 is due in 2007 (AIS07OA). Consequently, the meeting gave approval for the Company to pay dividends to shareholders each year at over 40 percent the amount of the Company's net profit provided that the Company received a reliability rating of not lower than AA at least 45 days before the Board of Directors approved payment of the dividends.

October

- AIS received an AA- rating from Standard and Poor's (S&P), moving up from the previous BBB+ rating, which reflects the Company's strength in being the largest mobile phone service provider in Thailand.
- AIS together with the Communications Authority of Thailand (CAT) combined all telephone charges for mobile phone, domestic calls and international calls in one single statement to enhance convenience for customers.

November

- AIS launched a highly advanced "One Sim Two Numbers" service to suit both professional and personal needs of people today.

December

- AIS organised "AIS Vision 2006" to announce management's vision for the New Year, which combines a range of businesses under the concept of Industry Convergence.

as of February 2006

The Company and its subsidiaries

Company	Business	Registered Capital (Million Share)	Par Value (Baht per share)	Paid-up Capital (Million Baht)	% of Investment
Advanced Info Service Plc. Head Office : 414 Phaholyothin Road, Samsennai, Phayathai, Bangkok Tel : (66) 2299-5000 Fax : (66) 2615-3330 Branch : 1291/1 Phaholyothin Road, Samsennai, Phayathai, Bangkok Tel : (66) 2299-6000 Fax : (66) 2299-6005 Home Page : www.ais.co.th	Service provider of Digital GSM network in the 900 MHz frequency.	5,000	1	2,952.59	-
Its subsidiaries					
Mobile From Advance Co., Ltd. 414 Phaholyothin Road, Samsennai, Phayathai, Bangkok Tel : (66) 2502-5899 Fax : (66) 2502-5800	Importer and distributor of cellular phones and accessories (non-operated)	24	10	240	99.99
Advanced Datanetwork Communications Co., Ltd. 500, 17th Floor, Amarin Plaza Tower, Ploenchit Road, Lumini, Pathumwan, Bangkok Tel : (66) 2256-9461-80 Fax : (66) 2256-9922 Home Page : www.adc.co.th	Service provider of voice/data communications via telephone line network nationwide	95.75	10	957.52	51.00

Company	Business	Registered Capital (Million Share)	Par Value (Baht per share)	Paid-up Capital (Million Baht)	% of Investment
Data Network Solutions Co., Ltd. 500, 9th Floor, Amarin Plaza Tower, Ploenchit Road, Lumpini, Pathumwan, Bangkok Tel : (66) 2256-9461-80 Fax : (66) 2256-9922	Service provider of voice/data communications via telephone line network for existing customers	0.10	10	1	49.00
Digital Phone Co., Ltd. 1010 Shinawatra Tower 3, 22nd - 26th Floor, Vibhavadi-Rangsit Road, Lardyao, Chatuchak, Bangkok Tel : (66) 2502-5100 Fax : (66) 2299-5455 Home Page : www.dpc1800.com	Mobile phone network operator of Digital GSM 1800 and importer and distributor of cellular phones including accessories, and telecommunication equipments	1,462.19	10	14,621.86	98.55
Advanced Contact Center Co., Ltd. 414 Phaholyothin Road, Samsennai, Phayathai, Bangkok Tel : (66) 2299-6000 Fax : (66) 2299-5959	Call center service	27.2	10	272	99.99
Data Line Thai Co., Ltd. 414 Phaholyothin Road, Samsennai, Phayathai, Bangkok Tel : (66) 2299-5000 Fax : (66) 2615-3330	Internet service	1.5	10	15	65.00

Company	Business	Registered Capital (Million Share)	Par Value (Baht per share)	Paid-up Capital (Million Baht)	% of Investment
Advanced MPay Co., Ltd. 414 Phaholyothin Road, Samsennai, Phayathai, Bangkok Tel : (66) 2687-4808 Fax : (66) 2687-4788	Service provider of electronic payment via mobile phone	30	10	300	69.99
Advanced Magic Card Co., Ltd. 414 Phaholyothin Road, Samsennai, Phayathai, Bangkok Tel : (66) 2299-5000 Fax : (66) 2615-3330	Distributor of cash card business	25	10	250	99.99
AIS Wireless Communication Network Co., Ltd. 414 Phaholyothin Road, Samsennai, Phayathai, Bangkok Tel : (66) 2299-5000 Fax : (66) 2615-3330	Telecommunication services provider throughout Thailand and aboard. (in the process of applying for the necessary licenses)	0.01	100	1	99.93
AIS Wire Network Co., Ltd. 414 Phaholyothin Road, Samsennai, Phayathai, Bangkok Tel : (66) 2299-5000 Fax : (66) 2615-3330	Telecommunication services provider throughout Thailand and aboard. (in the process of applying for the necessary licenses)	0.01	100	1	99.93
AIS International Network Co., Ltd. 414 Phaholyothin Road, Samsennai, Phayathai, Bangkok Tel : (66) 2299-5000 Fax : (66) 2615-3330	Telecommunication services provider throughout Thailand and aboard. (in the process of applying for the necessary licenses)	0.01	100	1	99.93

Other References

Ordinary Share Registrar	Thailand Securities Depository Company Limited Capital Market Academy Building, The Stock Exchange of Thailand 2/7 Moo 4, (North Park Project) Vibhavadi-Rangsit Road, Km.27, Tung Song Hong, Laksi, Bangkok 10210 Tel : (66) 2596-9000 Fax : (66) 2832-4994 Thailand Securities Depository Company Limited 62, Ratchadapisek Road, Klongtoey, Klongtoey, Bangkok 10110 Tel : (66) 2229-2800 Fax : (66) 2359-1259
Auditor	Mr. Prasan Chuapanich Certified Public Accountant Registration Number 3051 PricewaterhouseCoopers ABAS Limited 179/74-80, Bangkok City Tower 15th Floor, South Sathorn Road, Yannawa, Bangkok 10120 Tel : (66) 2286-9999, (66) 2344-1000 Fax : (66) 2286-5050
Debentureholders' Representative / Debenture Registrar	Siam Commercial Bank Public Company Limited 9 Rachadapisek Road, Lardyao, Chatuchak, Bangkok 10900 Tel : (66) 2544-3866-76
Debenture Registrar	TMB Bank Public Company Limited 3000 Phahon Yothin Road, Chatuchak, Bangkok 10900 Tel : (66) 2299-1111, (66) 2617-9111

Business Overview

Advanced Info Service Public Company Limited (AIS) is an affiliation of the Shin Corporation Public Company Limited (SHIN), under the business segment of Wireless Communications. The Company is primarily owned by Shin Corporation and Singtel Strategic Investment PTE Ltd., which has 43% and 20% stake in the Company, respectively. AIS currently invests in 11 subsidiaries which are Digital Phone Co., Ltd., Advanced Data Network Communications Co., Ltd., Advanced Contact Center Co., Ltd., Data Network Solutions Co., Ltd., Data Line Thai Co., Ltd., Mobile From Advance Co., Ltd., Advanced MPAY Co., Ltd., Advanced Magic Card Co., Ltd., AIS Wireless Communication Network Co., Ltd., AIS Wire Network Co., Ltd., and AIS International Network Co., Ltd.

Advanced Info Service Public Company Limited (AIS)

AIS initially operated cellular mobile telephone network in the 900 MHz frequency under the analog NMT technology which has already been discontinued since 1993. At present, AIS operates and provides services of digital GSM network in the 900 MHz frequency under a Build-Transfer-Operate (BTO) concession granted in 1990 for a period of 20 years by the Telephone Organization of Thailand (currently, TOT Corporation Public Company Limited). In 1996, the concession was extended to a period of 25 years ending in 2015.

Under the BTO concession agreements, AIS is required to build and raise capital for investment in cellular network, transfer the network ownership to concession grantor, TOT, and then operate the system. The Company is responsible for network engineering, network planning, equipment procurement and installation, network maintenance, and service commercialization. AIS is also entitled to share its revenue from service to the concession grantor. AIS currently pays a total of 30% of its postpaid revenue and 20% of its prepaid service revenue to TOT and the government in form of excise tax.

Through subsidiaries, AIS is engaged in related businesses as follows:

Digital Phone Co., Ltd. (DPC)

DPC is 98.55% owned by AIS with a total 14.62 million Baht paid-up capital. In 1997, the Communication Authority of Thailand (currently, CAT Telecom Public Company Limited) granted DPC a 16-year Build-Transfer-Operate (BTO) concession, ending in 2013, to operate cellular network in the 1800 MHz frequency. Under the concession agreement, DPC is required to share a total of 20% of its revenue from mobile phone operation to CAT and the government in form of excise tax. The revenue share will increase to 25% on the 16th of September 2006.

DPC also has a network roaming agreement with AIS to enable nationwide service to the GSM 1800 customers as well as to the GSM advance customers to provide better network service quality for both systems. Additionally, DPC also imports and distributes mobile phones and other telecommunications equipment through Telewiz franchisees and other dealers.

Advanced Data Network Communications Co., Ltd. (ADC)

ADC is a joint venture between AIS and TOT having 51% and 45.34% shareholding, respectively, with a total 957.52 million Baht paid-up capital. ADC was granted a concession by TOT in 1989, which later in 1997, the concession was extended to a period of 25 years ending in 2022. ADC's main business activity is to provide online data communication service via telephone landlines. ADC offers a wide range of services including Wide Area Network (WAN) through Gigabit Ethernet Technology, Asynchronous Transfer Mode (ATM), Frame Relay and other legacy protocols. ADC currently has a service area and network infrastructure that covers nationwide.

In March 2005, ADC had launched new "home entertainment" service under the name "Buddy Broadband". The service incorporates broadband TV and high-speed Internet service through telephone landlines, which includes free TV, movie on demand, music, news, documentary, entertainment and much more from various content partners. The service also allows customers to be able to use ADSL high-speed Internet and fixed-line telephone at the same time.

Advanced Contact Center Co., Ltd. (ACC)

ACC is 99.99% owned by AIS with a total 272 million Baht paid-up capital. ACC focuses its business on customer relations and being a pure contact center company, providing call center services including answering questions, suggesting and advising for AIS and DPC customers, as well as for other group companies that require support or outsource of their call center functions.

Data Network Solutions Co., Ltd. (DNS)

DNS, with a total 1 million Baht paid-up capital, is 49% owned by AIS and 51% owned by Bangkok Telecom Engineering Co., Ltd. Originally, DNS was established to provide online data communication service, selling and renting equipment to customers in the provincial area as ADC was restricted by the original concession agreement to provide service only in Bangkok area. However in 1997, TOT granted DNS a permission to provide service nationwide. As such, DNS is currently providing services only to the existing subscribers and selling add-on equipment.

Data Line Thai Co., Ltd. (DLT)

DLT is 65% owned by AIS with a total 15 million Baht paid-up capital. DLT is an Internet service provider granted right to operate from CAT (currently, CAT Telecom Public Company Limited) in 1997 for a period of 10 years ending in 2007.

Mobile From Advance Co., Ltd. (MFA)

MFA (formerly Advanced Wireless Marketing Co., Ltd.) is 99.99% owned by AIS with a total 240 million Baht paid-up capital. MFA, ceased its operation since December 2002, originally was the importer and distributor of mobile phones. Such business is currently being undertaken by ADC.

Advanced MPAY Co., Ltd. (AMP)

AMP, with a 300 million Baht paid-up capital, is a joint venture between AIS and NTT DoCoMo having a 70% and 30% shareholding, respectively. AMP received a license from the Bank of Thailand (BOT) to provide services based on the electronic cash card payment system under "mPAY" brand. This is one of channels to make payment via mobile phone instead of cash or credit card. mPAY enables AIS's customers to conveniently and securely engage in various financial transactions via mobile phones. Services cover many daily-life transactions including online shopping, bill payment, recharge of prepaid phone credit as well as payment for goods and services.

Advanced Magic Card Co., Ltd. (AMC)

AMC is 99.99% owned by AIS with a 250 million Baht paid-up capital. AMC received a license from the Bank of Thailand (BOT) to operate selling and distribution of cash card. The objective of cash card is to create synergy among various services within SHIN group by allowing those services to share the same distribution channel. The cash card can be used to pay all products and services offered by the Group; One-2-Call! refill card, CS Loxinfo Internet, Buddy broadband, and Shinee's online game.

AIS Wireless Communication Network Co., Ltd. (ACN)
AIS Wire Network Co., Ltd. (AWN)
AIS International Network Co., Ltd. (AIN)

ACN, AWN, and AIN are newly setup companies of AIS with a 1 million Baht paid-up capital each. These companies were established in order to apply for the potential new licenses such as 3G, fixed-line, and international gateway. Currently, they have not started the operations.

Shareholding Structure Advanced Info Service Public Company Limited

as of February 16, 2006



Advanced Info Service Plc.
Mobile from Advance Co., Ltd. 99.99%
Importer and distributor of cellular phones and accessories (non-operated)
240 million Baht paid-up capital
Advanced Datanetwork Communications Co., Ltd. 51.00%
Service provider of voice/data communications via telephone line network in Bangkok and metropolitan area
957.52 million Baht paid-up capital
Data Network Solutions Co., Ltd. 49.00%
Service provider of voice/data communications via telephone line network in upcountry
1 million Baht paid-up capital
Digital Phone Co., Ltd. 98.55%
Mobile phone network operator of Digital GSM 1800 and importer and distributor of cellular phones including accessories, and telecommunication equipments
14,621.86 million Baht paid-up capital
Advanced Contact Center Co., Ltd. 99.99%
Call center service
272 million Baht paid-up capital
Data Line Thai Co., Ltd. 65.00%
Internet service
15 million Baht paid-up capital
Advanced MPay Co., Ltd. 69.99
Service provider of payment business via mobile phone
300 million Baht paid-up capital
Advanced Magic Card Co., Ltd. 99.99%
Distributor of cash card business
250 million Baht paid-up capital
AIS Wireless Communication Network Co., Ltd. 99.93%
Currently not in operation
1 million Baht paid-up capital
AIS Wire Network Co., Ltd. 99.93%
Currently not in operation
1 million Baht paid-up capital
AIS International Network Co., Ltd. 99.93%
Currently not in operation
1 million Baht paid-up capital

Revenue Structure

Revenue structure from providing service & sales income in wireless group to the third party within 3 years.

Service/Product	Operation By	% Holding of shares as at 31 Dec. 05	2003 Million Baht	2003 % Size	2004 Million Baht	2004 % Size	2005 Million Baht	2005 % Size
Mobile phone service structure								
Mobile phone services	Advanced Info Services PCL.	-	70,068.23	78.30	81,221.17	84.22	78,101.21	84.42
Service & sales of mobile phones	Digital Phone Co., Ltd.	98.55	3,141.74	3.51	2,598.77	2.69	1,785.28	1.93
Mobile phone sales & rental	Digital Phone Co., Ltd.	98.55	15,862.15	17.72	12,124.26	12.57	12,067.88	13.04
Sub-total			89,072.12	99.53	95,944.20	99.48	91,954.37	99.39
Data network service structure								
	Advanced Data Network Communication Co., Ltd.	51.00	360.39	0.41	455.85	0.48	539.61	0.58
	Data Network Solutions Co., Ltd.	49.00	37.73	0.04	30.95	0.03	16.19	0.02
	Data Linethai Co., Ltd.	65.00	-	-	0.84	-	1.76	-
Sub-total			398.12	0.45	487.64	0.51	557.56	0.60
Call center Service structure								
	Advanced Contact Center Co., Ltd.	99.99	21.46	0.02	5.64	0.01	4.72	0.01
Sub-total			21.46	0.02	5.64	0.01	4.72	0.01
	Grand Total		89,491.70	100.00	96,437.48	100.00	92,516.65	100.00

Remark : 1) In August 2002, Shin Digital Co., Ltd. had changed its name to Advanced Contact Center Co., Ltd. by enganged in Call Center Business.

2) The Company held 98.17 % shares of Digital Phone Co., Ltd. in December 2001, and additional investment to 98.55% in October 2002.

3) In April 2004, Advanced Wireless Marketing Co., Ltd. had changed its name to Mobile from Advanced Co., Ltd.

4) The Company held 65.00 % shares of Data Linethai Co., Ltd. in June 2004 by engaged in internet business.

Products and Services

In 2005, AIS has continued introducing innovative products and services with an aim to become part of individual daily life as well as business operations by focusing on customer-centric approach and understanding customer insight. To develop products and services that met customers' needs and enhance their experience, the Company placed importance in understanding customers' lifestyles and behavior through the continuous development of customer database and segmentation by customer value and customer usage lifetime.

Services provided by AIS include:

- Postpaid subscription service
- Prepaid subscription service
- Wireless/Non-voice communication service
- Enterprise business service
- Customer Relation Management (CRM)

Each of these services has been introduced to meet customers' demand and requirements in their lifestyles which reflects AIS' true understanding of its customers.

Postpaid subscription service

Postpaid subscription service offers service that customers can make their payment at the end of billing cycle after the usage has occurred. An extensive network of payment channels has been established throughout the country including AIS branches, Telewiz shops (AIS' exclusive distribution channel), and many other selected outlets and retailers. Postpaid subscription services in 2005 were provided under the brands name "GSM advance EVOLUTION" and "GSM 1800"

GSM advance EVOLUTION offers service deploying GSM technology under 900 MHz frequency. GSM advance EVOLUTION appeals to more sophisticated user segments that require more than basic voice communication. This service allows customers to access a wide range of value added service especially the non-voice service. These services are not only applicable to mobile phone but also to other wireless devices such as PDA or notebook computer, which have been designed to respond to customers' needs, their unique lifestyle and behaviors of each customer group.

In 2005, AIS introduced a range of new services that answered to dynamic customers' behaviors and lifestyles. These services include:

EVOLUTION 2 combines postpaid and prepaid subscription services in one number. Customers who wish to separate personal and business calls from one another will find this service highly convenient as it allows them to put their expenses in order. The service allows postpaid customers to additionally manage their calls with prepayment option.

New Gen offers assistant to customers in controlling personal expenses and allows them to check calling cost immediately. This service also provides a reminding call via SMS prior to the due date of payment as well as choices of payment channels via One-2-Call! refill card, ATM booth, credit card, AIS Call Center, AIS offices and Telewiz shops.

SIM Bank provides customer to deposit all data containing in SIM card such as contact numbers or stored messages with AIS as back-up information. In case SIM card is lost or damaged, customers are able to immediately download the information onto the new SIM card.

Multi-SIM offers greater convenience and flexibility for AIS customers. With only one number, they can have more than one SIM card, suitable for those who use more than one communication devices such as PDA and Air Card. Customers may acquire a maximum of five SIM cards and able to make and receive calls, send and receive SMS/MMS as well as GPRS from the main SIM card while sending SMS/MMS/GPRS from other devices using the back-up SIM card at the same time.

1 SIM 2 Numbers is available for GSM advance and/or One-2-Call! customers. The service, the opposite of Multi-SIM, allows two mobile numbers to be used on one single SIM card. Customers are able to make phone calls from either number at the same time simply by switching between the two.

GSM1800 offers digital mobile phone service using GSM technology at 1800 MHz frequency. The service targets customers who requires simply basic voice service with a monthly payment plan.

Prepaid subscription service

The prepaid subscription service enables customers to activate their number and use their phone immediately after purchase of a prepaid SIM card. Once a prepaid credit balance has been used up, top-up can be conveniently made through the various channels including refill cards purchased from numerous outlets around the country, refill on mobile from outlets nationwide, ATM, direct debit from a designated bank account and VISA credit card, e-Refill (electronic top-up available at stores around the country), Phone Banking, Internet, Mobile payment (mPAY) and AIS service centers.

The prepaid service is offered under the "One-2-Call!" brand name, promoting the perception of "Freedom". This service appeals to user segments that enjoy the freedom to manage their own expense and usage, and pay as they use. AIS has designed packages to match with customer usage and different lifestyle under "Freedom Freestyle" campaign. Moreover, package called "Sawasdee" was introduced for low usage group with low monthly expense of Baht 150.

In 2005, AIS launched a range of new programs to accommodate different demands among the prepaid subscription customers e.g. long-duration call program, low-usage program, data-usage program. These programs include:

Kui Sabai is suitable for those who tend to make long calls and has been introduced under the main Freedom Choice program allowing them to personally select, change or mix promotional packages such as Night Time, Week-End and Buddy Number.

Sure Sure is suitable for city residents who still favor the 25 Satang trend and make long calls, placing much emphasis on providing highly efficient network under the slogan "Signal Sure Access Sure".

Nan Nan has been introduced under the Sawasdee program especially for who use mobile phone mainly to receive calls and make out-going call only when necessary. The program is offered at only 100 Baht per month.

NET SIM has been designed to offer greater convenience to those who prefer to use data communication or Internet service. NET SIM is applicable to mobile phone and other devices such as Smart Phone, PDA, O2, Air Card and Solomon. Customers are also entitled to free 40 hours GPRS promotion.

Ork Hai Na is a collect call service which has been introduced to create convenience and boost relationship among customers especially when callers are unable to pay for their calls such as children making calls to their parents.

AIS Cash Card is a refill card of One-2-Call! and Sawasdee which can be used instead of cash to pay for a range of goods and services at card value such as Internet hour from CS Loxinfo, Cyber Club and Buddy Broadband.

Wireless/Non-voice communication service

The value added service from AIS, introduced under the name AIS Mobile Life, has been further developed to enhance easy access from mobileLIFE WAP Portal, started in 2004, to mobileLIFE Plaza. This concept is similar to a shopping area which encompasses a range of value added service suitable for individual requirements and lifestyle with mGANG acting as a representative of customers in each group. In 2005, mobileLIFE Plaza has been further upgraded to provide greater and more dynamic services. This includes an introduction of combined web services on mobile phone under the concept "Web on Mobile" where customers can gain access to stock information, newspapers, daily diary or information in the Yellow Pages. Service of this nature is introduced for the first time in Thailand. In addition, AIS mobileLIFE helped create community group contacts on mobile phone via "Chat Zone" service. Customers are able to chat with friends on mobile phone or those who are on-line in MSN, Yahoo or ICQ, or use make-a-friend service to make new friends via mobileLIFE Plaza.

In 2005 AIS mobileLIFE introduced more value added services (VAS) to give greater convenience in customers' daily lives in a form of both voice and non-voice VAS.

Voice VAS

Missed Call Alert - SMS will be sent when calls are not received at the time whether the phone is switched off, receiver is engaged on another line or caller cannot leave messages. When the phone is switched on or receiver is available to take calls, SMS will provide the number and time of the missed calls in order to ensure that important calls or appointments are acknowledged.

Call Screening helps arrange the incoming calls, allowing owners to make a choice of receiving calls (welcome calls) or discarding them (blocked calls). Requests may be made to the system and owners will then receive a message of acknowledgement from the system in case there are certain calls that they do not wish to receive at any time.

Non-Voice VAS

Messaging allows voice messages to be left via "Voice2U" to reduce limitation of sending short messages (SMS). It helps save time and proves to be more convenient for those who find typed messages a cumbersome task.

In addition, AIS has been working in close cooperation with other content providers to further develop information and download services by placing higher importance on content and value for money such as the Infotainment package services to meet the demand of different group of customers. This package offers news, sports results, information on travel and restaurants, entertainment news as well as astrology and lottery results.

Calling Melody is extremely successful with over 4.2 million customers. AIS mobileLIFE has continued to offer a wide selection of quality content by offering over 2,500 choices of songs from 26 music camps which include Thai, international, country, and Indies as well as movies original soundtracks.

AIS has also introduced a Calling Station which offers a range of popular choice of music stations such as Hit Station, News Release, Thai Station, Love Station, HipHop Station, Rock Station and Classic and Jazz Station. Each contains 10 songs which will be replaced on a monthly basis.

AIS mobileLIFE places much emphasis on enhancing accessibility to value added service that are readily available for customers in a wide selection. Customers are able to access the 1175 hot line number and press 9, the well-trained staff will be ready to provide necessary information and immediately activate any service required.

Enterprise Business Service

AIS Smart Solution is an enterprise business service. It plays an important role in strengthening competitiveness for both corporate and SME customers. In 2005, AIS Smart Solution introduced services under two new concepts to respond to customers' demands.

Business Integration - development of solution by using strengths of different business partners such as communication device, network service provider and application, content and software developers, with the aim of meeting the needs of each business type and offer a one stop service point.

Industry segmentation and service customization

Four additional business groups have been identified namely hotel, insurance, hospital and educational establishment. Originally, AIS has identified eight different business groups which allowed the Company to offer appropriate services and solutions development in both voice and information. Besides corporate customers, AIS Smart Solution now offers services which answer directly to the needs of SME operators which gradually gain increasing interest to apply solution to enhance business efficiency.

AIS Smart Solution also places strong emphasis on building closer relation with enterprise business customers with the objective of establishing long-term trust and preference in AIS services.

- Solution development and introduction of new services to meet the current needs of each business type
- Provide attentive service and introduce new technology as well as after sale service
- Organize activities to enhance a good relationship with customer

AIS Smart Solution has continued offering a wide range of services which benefit business operators with reducing operating costs, propelling business productivity and creating greater flexibility and convenience. These services include:

Business package- offers innovative package and new solution to meet the demand of corporate and SME customers comprising voice and data packages. The voice package is such as a promotional package incorporated with business partners, and mobile VPN solution that encourages higher usage among customer groups by building community within organization. The data package includes development of new solution with business alliances such as enrollment service through mobile and reminding messages service of check-up appointments and results from hospital via mobile phone.

Solution Development - the development of the existing solutions to be higher efficiency and response to customer demand such as AIS Push Mail, Mobile VPN, Mobile Location and Mobile Enrollment.

• AIS Push Mail is the latest innovation introduced by AIS Smart Solution which has been developed to assist company executives and employees to receive and send e-mail messages at any location. When an e-mail is received, a notification will appear on mobile phone or other wireless communication device including O2, PDA, Smart Phone and BlackBerry. E-mail messages can immediately be opened in the same way as reading SMS on mobile phone without having to access the Internet to download the e-mails. Providing network availability, mobile phone users can also receive voice, visual or video messages.

• MVPN is a service designed particularly for corporate customers to make calls among themselves at special rate. This will allow large organizations to effectively manage their phone expenses and calls made by employees or individuals at each function. In addition, a special number or short code is available to allow greater convenience when making calls within the group.

• Smart Mobile Location enables users to identify location of mobile phones either inside a building or at underground car park providing that these areas are accessible by AIS network and the mobile phone is switched on. The location will be shown on the map appeared on a computer screen which can be adapted in managing service operations, staff responsible for making delivery and maintenance jobs, so that they will be working at the right location and able to provide immediate assistance if needed.

• Mobile Enrollment is designed for students and graduates to enroll, check examination results and news about the establishment on mobile phone via SMS instead of waiting in a queue.

System Integration - creates solution and promotion through cooperation with business partners in areas of device, network and application. This service is offered as a package for SME customer group of each business type such as the SOHO solution.

Customer Service - a channel between corporate customer and AIS when service or advice is required. Simply contact AIS branches, outlets, corporate call center at 1149 or use new AIS e-service, corporate customers are able to easily conduct any transaction related to mobile phone through Internet e-service such as checking the statement, payment options or requesting other available services.

Customer Relation Management

In order to maximize customers' satisfaction, establishing good customer relationship is very crucial. This is done through using customer centric strategy and ensuring that every customer is treated equally whether they are postpaid or prepaid via AIS Plus Program, which offer a range of privileges at over 1,500 dealers nationwide as well as introducing regular activities or promotions, such as shopping, entertainment and dinning opportunities, that meet their daily needs for every customer group residing both in Bangkok and provincial areas. AIS categorized its customers into three distinct groups:

AIS Basic

Prepaid and postpaid customers who spend less than 600 Baht per month are entitled to a range of privileges such as acquiring a new SIM card for the existing number, advisory service for the use of various value added service from AIS call center (1175) and AIS service center, 10-30% discount from over 10,000 shops nationwide as well as a range of special activities.

AIS Classic

Prepaid and postpaid customers who spend between 600-1,500 Baht per month, are entitled to a range of privileges through AIS Classic card such as promotions related service, free trial of value added service and SIM card back up service at special price, free mobile phone rental for traveling overseas, as well as special privileges from more than 12,000 shops nationwide and other special activities such as movie and concert tickets.

AIS Serenade

Prepaid and postpaid customers who spend over 1,500 Baht per month are entitled to a range of privileges through AIS Serenade card including free 24-hour special number service, lounge service, special promotions and free trial of value added service, worldwide gifts service and numerous special privilege available at over 15,000 shops and leading brand outlets.

Customer Experience Management is also one of AIS' key strategies in order to ensure that customers are impressed at every AIS touch points both human and non-human where every customer will receive equal standard of excellence service. Customer Experience Management was first implemented by changing the outlook of AIS Call Centers and Telewiz shops to also provide advisory assistance to customers on top of being a payment counter.

Social contribution is also one of the Company's top priorities besides creating customer satisfaction. In 1999, AIS launched a mega project called "Saan Rak" (Love Connection) to promote family relationship and establishment. AIS believe that family is a fundamental root of our society in creating competent individuals. Strength in our society stems from compassion and loving relationship within the family. This project was later expanded to include other areas and activities such as youth camp to promote environmental awareness and conservation, disaster relief assistance project, community project and NWO project, all of which offer opportunities and challenges to the young generation by gaining real experiences through their participation. AIS hopes to be at the helm of strengthening the Thai society.

Industrial Situation and Competition

In 2005, mobile phone business achieved 11 per cent growth rate which accounted for an increase of 3 million customers from 2004. At the end of 2005, the total number of mobile phone users reached 30 million or equivalent to a penetration rate of 48 percent. The two major mobile phone operators in Thailand are AIS and DTAC, both of which maintained 83 percent market share.


Others
0.7 Million Sub (3%)
Orange
3.4 Million Sub (12%)
DTAC
7.8 Million Sub (29%)
AIS
15.2 Million Sub (56%)
43% Market Penetration

Mobile subscriber market share in 2004


Others
0.7 Million Sub (2%)
Orange
4.5 Million Sub (15%)
DTAC
8.7 Million Sub (29%)
AIS
16.4 Million Sub (54%)
48% Market Penetration

Mobile subscriber market share in 2005

During the first half of 2005, pricing strategy was adopted as a tool for market competition. Mobile phone operators offered a price promotion of 25 satang per minute for the second minute onward (the first minute were charged between one to four Baht). AIS also launched this type of promotion under the "Sure Sure" program to maintain the Company's competitive position. Though pricing strategy helped stimulate growth of the overall mobile phone market, it led to network problems especially during peak hours. With determination to minimize such problems, AIS has continued developing and maintaining its network efficiency. However, it was apparent that pricing strategy during the first half of 2005 did not generate high number of new customers, instead, the strategy became to grasp the existing customers between operators especially in Bangkok where penetration rate was already high. During the second half of 2005, mobile phone operators turned to focus on expanding customer base to new market, mostly in provincial areas where demand of mobile phone was evident. AIS' expansion into upcountry market was contributed by extensive network coverage and high quality signal. In support

of this expansion plan to cover more regional areas of Thailand, AIS launched a new type of concise distribution channel called Telewiz Express to provide the one stop service point for customers. Telewiz Express acts as product retailer as well as payment center for customers, who are not convenient to travel into town. Caravan Sales is also one of the marketing activities organized by Telewiz or other local dealers to promote good relationship with customers while communicating publicity on current promotional programs and network development. In addition, AIS has redesigned its marketing activities in order to respond to the needs of customer living in regional areas rather than serving only the lifestyles of people living in the city. These activities include "Sawasdee Mee Chok" campaign where lucky customers who purchase Sawasdee and Sawasdee Nan Nan SIM cards would receive items that are of life necessity such as rice, mortar, fish sauce and eggs.

Development of value added service has increasingly played an important role in responding to customers' needs. AIS has continued to move forward in developing innovative value added service such as mPAY, WAP on mobile, Push Mail and Microsoft Outlook. AIS has also developed and expanded types of value added service application and content to become more extensive by classifying them to respond to customer lifestyle in each segment.

Trend of Mobile Phone Market in 2006

Bangkok penetration rate is relatively high compared to provincial areas. Therefore it is expected that in 2006, mobile phone operators will try to reach into the new provincial market by emphasis not only on pricing strategy but also quality and variety of service, for example, network coverage, quality service at good value for money, attractive value added service that meet customers' needs, privileges to maintain existing customer base (retention program) as well as enhancing customers' convenience and experience at every AIS touch points.

In order to expand the customer base to a new market in upcountry, AIS will rely on its potential of being able to provide quality and extensive network coverage, ability to offer a variety of distribution channels, as well as branding strength and effective customer service programs. In addition, mobile phone users will place greater emphasis on customer relation management, which has been designed to help operators maximize customers' satisfaction and in turn reduce the number of churn. AIS is making every possible effort to introduce more variety of privileges and benefits as well as innovative services that have been developed by highly experienced personnel at AIS Future Lab. To build greater business opportunity, AIS will cooperate with content providers to combine type of wireless service with other businesses, Business Convergence, in order to a variety of services and respond to individuals' lifestyles.

There is a tendency that mobile phone industry will move towards the 3G (Third Generation). The technology provides transmitting voice, image and data at higher speed and better quality along with higher capacity. AIS is prepared to be ready in terms of investment and technology to provide 3G services to Thai consumers. However, the regulatory framework is still needed to be resolved by the National Telecommunications Commission (NTC) regarding the new 3G license issuance.

Network Procurement and Service Provisioning

To support an increasing numbers of subscribers, the Company has been focusing on investment in additional base stations and other telecommunication equipment to continuously improve the network coverage and capacity. Details of current base station and network capacity are shown below.

Mobile User (thousand) and Network Capacity (thousand)


20,000
18,000
16,000
14,000
12,000
10,000
8,000
6,000
4,000
2,000
0
Total capacity, 16,990
17,110
17,429
18,595
19,190
1-2-call!, 13,064
13,351
13,689
14,015
14,409
GSM 1800, 172
162
151
143
136
GSM adv, 1,948
2,004
1,975
1,936
1,836
December 2004
March 2005
June 2005
September 2005
December2005

	December 2003	December 2004	December 2005
GSM Advance user	1.916	1.948	1.863
GSM 1800 user	0.200	0.172	0.136
1-2-Call! user	11.124	13.064	14.409
Network capacity*	13.440	16.990	19.190
No. of base station	9,029	9,691	10,445

Unit: million except no. of base station

* Network capacity of GSM 900 and GSM 1800 MHz

Research and Development

As a mobile service provider and an applied technology developer, the research and development function at AIS revolves around mapping new and readily available technology to customers' needs and requirements. AIS has always been keen on bringing applicable leading-edge technology to customers in the form of services to enhance communication, knowledge and entertainment.

By bringing technology into customers' lives, AIS adheres to the concept of DNA - Device, Network and Application - the key factors in developing new commercial services. Firstly, devices that support new services must be readily available in the market at a reasonable price. Then, network components must be widely accepted and proven in terms of reliability and interoperability. Finally, applications must be available in order to support customers' needs and requirements as well as bring the greatest benefit to customers, such as being fun, user-friendly, interactive and life-enhancing.

In 2005, to emphasise the concept of bringing wireless technology into customers' lives, the Research and Development team, consisting of Engineering, Marketing and Finance, developed and launched a range of new services into the market as follows:

- 1SIM 2Numbers, the latest service using network intelligence offering customers the convenience of having two numbers on one SIM card for a simpler lifestyle.
- Missed Call Alert, a SMS service to notify customers when they cannot be reached to ensure communication at all times.
- 2D Barcode, utilising 2D barcode technology as an application on handsets, this feature enhances the performance of access to information such as news portals and downloadable content by easily sweeping a handset over a 2D barcode.

Furthermore, Research and Development focuses on serving enterprise customers' needs, the most recently launched service for enterprise customers is Push Email. This remarkable service brings enterprise customers the real concept of anytime anywhere connection to their office via their mobile phone.

All these new services are introduced to the market through DNA, technology utilisation, mobile integration and interoperability to existing enterprise infrastructures.

In addition to the above services, Research and Development also focuses on future technology such as 3G and WiMAX in order to plan long-term strategy, feasibility, market direction and commercial potential for new services.

The research and development process is not only necessary to enhance the Company's ability to better serve customers' requirements and increase its competitiveness, but also to serve as a key success factor to maximise return on investment. With technology, market knowledge, and the availability of applicable leading-edge technology, new wireless services will truly bring tremendous benefit, convenience and enjoyment to customers.

Future Plan

Project	**3G**
Project detail	3G is short for Third-Generation mobile telephony technology. The services associated with 3G provide the ability to transfer both voice (a telephone call) and data (such as downloading information, video viewing, exchanging email, and instant messaging) at a maximum speed of 384 Kbps at all conditions and at a speed of 2 Mbps in low-mobility condition and in-door space. AIS will be considering applying for a 3G license once the National Telecommunications Commission (NTC) finalizes and issues the 3G licensing framework and criteria. If the Company is awarded the 3G license within 2006, the total investment expenditure for 3G technology is estimated at around USD 250-400 million per annum. In the initial phase, the network rollout could potentially starts from Bangkok Metropolitan Area and other big cities. Our primary interest in 3G technology is WCDMA at the 2.1GHz frequency spectrum. However, as an interim or contingent solution, we are also considering the alternatives for 3G to exploit the existing spectrum at 1800 MHz. Either option is depending upon the readiness of technological solution and handset availability.
Expected return on investment	Approximately 21% of investment
Risk factors	a) There is a risk of 3G frequency allocation to be delayed as the formation of the National Broadcasting Commission (NBC) has not yet finalized. Under the current law, new frequency allocation must be approved by a national frequency-allocation committee comprising members from both the National Broadcasting Commission (NBC) and the National Telecommunications Commission (NTC). b) There is a risk toward the readiness of Thai consumer for 3G technology. However, the 2.5G technology has served as a transition and educating path for consumers. The industry also has had a significant growth on the data subscribers as well as data revenue in the past few years. In addition, we expect 3G handset average selling prices to decline rapidly in the coming years, which will help support the 3G subscriber growth.

Project	**International Gateway (IG)**
Project detail	International Gateway is an accessing gateway to the international phone call, connecting the telephone network in Thailand and network throughout the world. The Company will consider applying an international gateway license once the NTC finalizes all guidelines and framework of the international gateway license. The Company believes that this service will help improve the revenue growth apart from the increase in mobile penetration. The Company initially estimates a total investment of around USD 5 million.
Expected return on investment	Approximately 25% of investment
Risk factors	a) There is limited risk regarding the infrastructure investment for the international gateway as the gateway does not require huge investment relative to other telecom infrastructure. In addition, the gateway infrastructure could also be implemented fairly quickly as the tech nology is not a new cutting-edge sophisticated one. b) Competition will be one of the key risk factor in the near term as the international gateway is considered as one of the business to be liberalized and to be issued a number of licenses. A more number of players in the market tend to promote higher competition where both quality and price need to be served. However, the Company is planning to capitalize on our existing large subscriber base to market this new service rapidly.
Project	**Fixed Line**
Project detail	The Company is also interested in applying for a license to operate the fixed-line service focusing on data transmission to support our current broadband business. The Company foresees a high growth in the broadband business for the Thai market in a near future. However, this is the Company's long-term plan, in which AIS needs to study in greater details both in terms of technology and license regulations. At this point in time, the Company is therefore yet unable to estimate the total investment and expected return for this project.
Risk factors	a) There is a risk regarding investment in fixed-line business as the investment expenditure per subscriber for such technology is relatively high compared to other telecom infrastructure. Therefore, the Company would require a thorough study on consumer demand for broadband before making investment decision. b) Fixed-line service is another telecom business to be liberalized and tends to have a number of licenses. Many service providers are also interested in broadband service; hence there is potentially higher competition in such business. However, the Company is also planning on capitalize on the existing customer base as well as various services to expand more into broadband arena while maintaining prudent investment decision for favorable return.

Risk Factors

To ensure that enterprise risk can be managed effectively, the Company set up a Risk Management Committee (RMC) on 1 April 2005. The RMC comprises seven executives, one from each business unit, with the Chairman of the Executive Committee of Wireless Communications as the Chairman of RMC. The Committee has the duty and responsibility of:

- establishing policies, criteria, and risk management processes in accordance with proper risk management procedures
- ascertaining enterprise risk
- evaluating and prioritising risk levels
- assigning and monitoring risk management results to reduce risk to an acceptable level
- encouraging employee awareness of risk through risk management ownership

Throughout 2005, RMC conducted a total of three quarterly meetings in order to consider, assess, and prioritise enterprise risk, and to monitor risk management results before assigning them to a responsible party. Each quarter, RMC reported risk management results to the Audit Committee for review. The results were then sent to the Board of Directors for acknowledgment. The Company's risk is illustrated as follows:

1. Risks related to market situation and competition

Change in customers' lifestyle

Today, the lifestyle of consumers is constantly changing in response to the economic situation and other surrounding factors such as the development of transportation systems and urban communities, commercial expansion, and rising competition in the mobile phone industry, all of which result in higher customer expectations. Consequently, there is a need for product and service change accordingly. AIS is prepared to introduce a variety of innovative products and services to suit customers' daily lifestyle and has already allocated an appropriate investment budget for IT by conducting detailed research to genuinely understand customers' behaviours and lifestyles as well as to continually develop innovative products. This will allow AIS to create a higher standard of living and be able to accurately respond to customers' needs. AIS believes that the array of customers' demands will allow the Company to explore new business opportunities by integrating products and services from various industry sectors to generate business continuity, which in turn will benefit AIS as well as its business partners.

Price Competition

The initiation of a pricing strategy, especially when interconnection charges are not a concern, will inevitably affect the overall industry outlook, particularly with quality of service in the areas of signal or network investment, which cannot be offset by the gain in revenue. However, pricing strategy will become a more appropriate marketing tool if interconnection charges are applied amongst mobile phone operators, and will in turn help reduce risks in pricing competition. AIS tries to avoid using only pricing as a strategy, and instead places emphasis on providing superior quality in areas of network coverage, variety of services, service operations, and innovative services and applications. In addition, services in payment method type, especially in innovative tariffs, have been designed to respond to customers' behaviours and accommodate various cost structures, based on a balance between investment costs, revenue and interconnection charges.

Substituted products comprise of VoIP, WiFi and WiMAX. VoIP offers phone service via the Internet and is able to receive complete visual, audio and information messages. It is highly likely that VoIP will replace the existing fixed phone system.

WiFi and WiMAX are extensive voice technology communication services operational within an eight-kilometre range. As the cost of these technologies is relatively high, they may have an effect on only corporate customers rather than individuals. Also, both lack mobility, the major point of convenience for a mobile phone service and will have an effect directly on fixed line phone services. AIS is aware of these risks and is fully prepared to meet these future challenges by developing new smart solutions and combine products and services from other industrial sectors (Industrial Convergence) to respond to customers' multi-purpose needs rather than offering only in and out calling services. AIS has carefully selected appropriate solutions for each industry to help enhance operational efficiency and create VAS and product differentiation. AIS closely monitors these changes in order to evaluate the situation accurately and introduce appropriate strategies with its main objective of creating higher value for its shareholders.

2. Risks Arising from Investment in 2G and 3G Technology

Mobile technology is moving towards high-speed data and multimedia communication from second generation (2G) to third generation (3G) mobile phone systems. These changes may affect the Company.

Realising the ensuing risk, the Company has set up a management plan. Part of this plan is to balance investment between 2G and 3G by continuously monitoring data relating to mobile phone usage, and to determine whether the network can still maintain service quality. The results will be used to:

- establish whether the Company should continue to invest in either 2G or 3G systems
- ensure satisfaction to customers at all times
- help attract new subscribers

Furthermore, the Company has prepared all employees for competency upgrading and technology readiness in 3G by forming a 3G Project Team and arranging ongoing 3G training programs. All employees will be able to enhance their 3G competency in terms of knowledge and understanding of business concepts, technical terms, and network equipment through various internal media and learning tools. When the 3G mobile phone system is implemented, the Company must ensure that it still provides a reliable and high quality of service to its customers.

3. Risk from the Challenge of Developing Human Resources

The Company places special emphasis on the competency and readiness of employees to support future growth of the Company, and the preparation of candidates to fill critical positions. It follows that the Company may be vulnerable to risk when developing human resources in these critical positions. Considering this matter as one of high importance, the Company has prepared the following plan:

1. Set out a successor plan for future substitutions at Management level. The purpose of this program is to develop the knowledge and competency of Management to guarantee a smooth continuation of future Company operations.

2. Prepare a continuity development plan for all staff in order to enhance their professional progress within the Company. The program is built up to every staff level throughout the Company and has been appropriately selected to their needs.

In addition, the plan will include a talent development program to prepare proficient staff for the Company's long term success. All employees will also be able to transfer and share their valuable experience of both successes and failures to build up a learning organisation, encourage corporate culture, and transfer knowledge from one generation to the next.

4. Risk Related to Law Amendment, Regulations and Government Policy

The National Telecommunications Commission (NTC) has already granted telecommunications licences to the Telephone Organisation of Thailand Public Company Limited (TOT), and the Communications Authority of Thailand Public Company Limited (CAT). The Company, by operating a telecommunications service through government agencies under the format of a concession agreement and in compliance with government and TOT regulations, has also been granted authorisation through licenses and still has rights to operate a telecommunications service until the end of the agreement.

In 2005, NTC officially announced rules and regulations of telecommunication business operations in Thailand, in particular with the issuance of appropriate charging tariffs, license fees, numbering fees, and a Universal Service Obligation (USO). All licensees attaining a license from NTC will have the responsibility of paying such fees. However, AIS is not affected, as the licensee (TOT) is responsible for payment of all fees, but AIS will still have to pay concession fees to TOT under the concession agreement.

Although an interconnection fee has not yet been officially defined, its realisation will not have that much affect on the Company. Considering the number of all subscribers in the country, the Company, with sixteen million subscribers, would possibly gain an advantage over its competitors by receiving higher amounts of interconnection fees from other operators' customers.

Furthermore, AIS has established three companies, AIS Wireless Communications Network Company, AIS Wire Network Company, and AIS International Network Company to request a telecommunications license and to support liberalisation of the mobile phone network, which is likely to increase the number of operators to the arena. No single operator would be able to gain business advantage since all operators would have to operate under the same rules and regulations. The Company, as the major player in the mobile phone market, is fully prepared for such reform. It is also ready to benefit from new entrants in the market, who are likely to face limitations and barriers in areas of expertise, coverage area, customer-base, network development, and finding the right marketing channel.

5. Risk Concerning Uncertainty in the South

Since the beginning of 2004, the Company is aware of risk arising from the disorder in three southern provinces, which could affect service to customers both within and outside. Therefore, the Company has to be well prepared in terms of risk management in order to be able to recover from any damage in a timely manner. AIS needs to implement Business Continuity Management (BCM) to ensure business activities and services to customers continue with the least possible disruption. BCM includes many topics such as a network redundancy system, standard procedures to handle disasters, and a disaster recovery plan.

Management structure of Advanced Info Service Public Company Limited



Board of Directors
Executive Committee
Chairman of the Executive Committee
Mr. Somprasong Boonyachai
Nominating Committee
Remuneration Committee
Audit committee
Executive Vice Chairman
Mr. Leong Shin Loong
Chief Technology Officer
Mr. Vikrom Sriprataks
Chief Customer Champion & Terminal Business Officer
Mrs. Suwimol Kaewkoon
President
Miss Yingluck Shinawatra*
Chief Finance Officer
Mr. Pong-amorn Nimpoonsawat
Chief Audit Executive
Mrs. Suwimon Kulalert

☐ The top four (4) management positions, according to the definition of the SEC.
*Resigned from the Company, *effective on March 1, 2006 and the company* is in the process of nominating a new replacement.
As of February 16,2006

Management and Good Corporate Governance

Management Structure

The Company's management structure comprises of the Board of Directors and the Executive Committee including three sub-committees: the Audit Committee, Remuneration Committee and Nominating Committee as detailed below:

1) Board of Directors

List of the Members of the Board of Directors

As of 16 February 2006, there are 10 members of the Board of Directors as follows:

No.	Name	Position
1.	Dr. Paiboon Limpaphayom	Chairman of the Board of Directors and Independent Director
2.	Mr. Boonchoo Direksathapon	Acting Chairman of the Audit Committee, Audit Committee, and Independent Director
3.	Mr. Arun Churdboonchart	Audit Committee and Independent Director
4.	Mr. Vasukree Klapairee	Director
	(Duly appointed to replace Mrs. Tasanee Manorot on November 11, 2005)	
5.	Mr. Suphadej Poonpipat	Director
	(Resigned from the positions of Independent Director and Chairman of Audit Committee on January 24, 2006).	
6.	Ms. Jeann Low Ngiap Jong	Director
	(Duly appointed to replace Mr.Chow Wing Keung Lucas on February 17, 2005)	
7.	Mr. Hui Weng Cheong	Director
	(Duly appointed to replace Mr.Lim Chuan Poh on August 10, 2005)	
8.	Mr. Boonklee Plangsiri	Director
9.	Mr. Somprasong Boonyachai	Director
10.	Mrs. Siripen Sitasuwan	Director

The Authorized Directors are Mr. Boonklee Plangsiri, Mr. Somprasong Boonyachai and Mrs. Siripen Sitasuwan, two out of these three directors collectively sign with the Company's seal affixed.

The Company Secretary is Mr. Vivat Songsasen

The Board of Director will convene regular meetings every quarter. In 2005 there were six Board of Directors' Meetings.

Scope of Authority and Duties of the Board of Directors

1. The Board is empowered to appoint and make amendments to the Authorized Directors to affix their signatures binding the Company.

2. The Board of Directors shall perform its duties in compliance with the law, the Company's objectives, the Articles of Association, as well as the resolutions of the shareholders' meetings, except with those issues that require the prior approval from a shareholder's meeting, e.g. those issues required by law, the related transaction, the purchase of significant assets as required by the Stock Exchange of Thailand or other public agencies, etc.
3. The Board may appoint any other person to carry out the Company's Business under the supervision of the Board, or empower such persons, for a period of time that the Board views as appropriate, provided that the Board retains the right to cancel, revoke or amend such authorization.

In this regards, the Board of Directors has granted the Executive Committee the authority and responsibility to perform, as per the scope of duties and responsibilities of the Executive Committee.

Such delegation of authority shall not act in full as authorization or partial authorization, allowing the Executive Committee, or a person authorized by the Executive Committee, to approve those transactions related to a party in conflict, a party in interest or any other party with a conflict of interest (according to the Company's Article of Association and SEC's notification) with the Company or subsidiary companies, except for the approval any item in accordance with the policies and criteria approved by the Board of Directors.

2) Executive Committee

List of the Members of the Executive Committee.

As of 16 February 2006, there are 5 Members of the Executive Committee as follows:

1. Mr. Somprasong Boonyachai	Chairman of the Executive Committee
2. Dr. Dumrong Kasemset	Member of the Executive Committee
3. Mrs. Siripen Sitasuwan	Member of the Executive Committee
4. Miss Yingluck Shinawatra[1/]	Member of the Executive Committee
5. Mr. Hui Weng Cheong[2/]	Member of the Executive Committee

[1/] *resigned from the Company, effective on March 1, 2006 and the Company is in the process of selecting a replacement.*

[2/] *appointed to replace Ms. Jeann Low Ngiap Jong since February 2006*

The Executive Committee will convene the meeting every month. In 2005, the Executive Committee convened a total of twelve general and one extraordinary meeting and reported to the Board of Directors quarterly.

Scope of Authority and Duties of the Executive Committee

1. To set the policies, direction, strategies and the structure of administration, as well as the principles for the commencement of the Company's business in terms of the maintenance and support of the economic conditions and competitiveness of the business, as set forth and announced to the shareholders, which shall be submitted for endorsement to the Board of Directors.
2. To map out the business plan, the budget and other administrative functions of the Company, which shall be submitted for endorsement to the Board of Directors.
3. To examine and monitor that those Company's policies and various administrative regulations are implemented effectively and support the operations of the business.

4. To examine and monitor that the results of the Company's operations are in accordance with the prior approved business plan.
5. To consider large-scale investment projects of the Company.
6. To occasionally conduct other activities, as requested by the Board of Directors.
7. The Executive Committee may give partial authorization but shall not incorporate the delegation of authority, allowing such person to approve a transaction that related to a party in conflict or any conflict of interest (according to the Company's Article of Association and SEC's notification), except the approval for the transaction in compliance with the policies and rules to the approval of the Company's Board of Directors.

The Authority to Approve Financial Operations

The Executive Committee shall have the authority of approve finance operations with a credit line not exceeding Baht 800 million. Such authorization shall include the approval of expenses related to the normal operation of business, investment, capital expenditures and investment in fixed assets borrowing lending acquiring credit line, and the issuance of debentures, together with provisions for collateral, loans or credit guarantees, etc. Excluded are the financial and banking operations of the Executive Committee in terms of deposits, loans, the preparation of tools for the management of foreign exchange and the risks associated with interest rates, with the credit line not exceeding Baht 2,500 million.

However, the Executive Committee may subrogate such authority to executive officer of the Company to approve any financial matter as the Executive Committee deems appropriate.

By which the Board of Directors shall consider, prioritize and indicate the approval limit under the jurisdiction set forth by the Company's Board of Directors.

The approval of the above transactions shall not act as full or partial authorization allowing the Executive Committee or an attorney to approve such transactions relating to a party in conflict, a party in interest or any other party with a conflict of interest (according to the Company's Articles of Association and SEC's notification) with the Company or a subsidiary company, except for the approval of items in compliance with the policies and criteria approved by the Board of Directors.

3) Audit Committee

List of Members of the Audit Committee:

As of 16 February 2006, the Audit Committee comprises Independent Directors whose qualifications meet the criteria required by the Stock Exchange of Thailand. They are highly experienced individuals in the areas of finance, accounting and management.

1. Mr. Boonchoo Direksathapon[3/] — Acting Chairman of the Audit Committee, Member of the Audit Committee, and Independent Director, attended a total of ten (10) meetings.
2. Mr. Arun churdboonchart — Member of the Audit Committee and Independent Director, attended a total of twelve (12) meetings.

[3/] The Board of Directors' meeting No. 1/2006, held on 24 January 2006, approved the resignation of Mr. Suphadej Poonpipat, from the position of Chairman of the Audit Committee and Independent Director. The Board appointed Mr. Boonchoo Direksathapon as the Chairman of the Audit Committee on a temporary basis until a new replacement is selected.

The Audit Committee convenes a meeting regularly once a month. In 2005, the Audit Committee convened a total of twelve meetings and an extra meeting, which the Audit Committee reported to the Board of Directors quarterly.

Scope and Duties of the Audit Committee

1. The Audit Committee shall supervise and oversee the Company's state of affairs in order to precisely show that executive director and management act with honesty and responsibilities according to the rights of the Company's shareholders, and to ensure that the Management executes the duties in accordance with the policy of the Board of Directors accurately and the policy of the Company completely, reaching the level of standard practice.
2. The Audit Committee shall have the duties and responsibilities as follow:
   - 2.1 Review that company financial statements are conducted in accordance with generally accepted accounting principles and are adequately disclosed.
   - 2.2 Review that the Company has appropriate and effective internal control and internal audit.
   - 2.3 Review that the Company complies with the rules and regulations of the Stock Exchange of Thailand and other applicable laws.
   - 2.4 Consider towards appointment of the auditor and the annual audit fee.
   - 2.5 To review and express opinion on entering into related transactions by the Company and the affiliates to be in compliance with the rules and the regulations prescribed by the Stock Exchange of Thailand.
   - 2.6 To consider accurate and complete disclosure of related information in case of connected transactions or transactions that might cause conflict of interests.
   - 2.7 Review the appropriateness and effectiveness of company's risk management system.
   - 2.8 To approve appointment, assignment, removal and appraisal of Chief Audit Executive.
   - 2.9 Review and express opinions on audit plan and audit activities of Internal audit office, and coordinate with external auditor.
   - 2.10 Produce the corporate governance's report and disclose the same in the Company's annual report. The Chairman of the Audit Committee must sign the report.
   - 2.11 Report the outcome of the Audit Committeeís meeting to the Board of Directors at least four times per year.
   - 2.12 Have the authority to invite the concerned executive directors and the management or related employees to gives statements or useful information or the attend the meeting.
   - 2.13 Have the authority to obtain the necessary assistance of consultant or other specialized service from outside the organization
   - 2.14 To review and evaluate the scope of the Audit committee's performance on an annual basis.
   - 2.15 Undertake other matters as designated or assigned by the Board of Directors of the Company in agreement which agreed with the Audit Committee.

4) Remuneration Committee

List of the Members of the Remuneration Committee.

As of 16 February 2006, there are three members of the Remuneration Committee as follow;

1. Dr. Paiboon Limpaphayom	Chairman of the Remuneration and Independent Director
2. Mr. Boonklee Plangsiri	Member of the Remuneration Committee
3. Mr. Arun Churdboonchart	Member of the Remuneration Committee and Independent Director

In 2005, the Remuneration Committee met once to consider the 4th allocation of ESOP. The Committee approved the 4th allocation of ESOP to directors and employees who are entitled to over 5 percent of all ESOP issued and offered. In addition, the Committee considered the remunerations of chairman of the board of directors, independent directors and outside directors and reported to the Board of Directors.

The Scope of Authority and Duties of Remuneration Committee

The Remuneration Committee shall have the authority and duties as follows;

1. To designate necessary and proper remuneration both in and not in monetary form of the Board of Directors, the Committees and the Chairman of Executive Committee in every year.
2. To set up regulations and policies in designating remuneration of the Board of Directors and the Chairman of the Executive Committee to propose to Board of Directors and/or to Shareholdersí Meeting for approval as the case may be.
3. To report directly to the Board of Directors and be responsible for informing and answering all queries concerning remuneration of the Board of Directors and the Chairman of Executive Committee in Shareholders' meeting.
4. To report the policy concerning the remuneration of the Board of Directors, the principle reason and purpose of the policy in the annual report.
5. To proceed with any other matters assigned by the Board of Directors.

5) Nominating Committee

List of the Members of the Nominating Committee.

As of 16 February 2006, there are 3 members of the Nominating Committee as follow;

1. Dr. Paiboon Limpaphayom	Chairman of the Nominating Committee and Independent Director
2. Mr. Boonklee Plangsiri	Member of the Nominating Committee
3. Mr. Arun Churdboonchart	Member of the Nominating Committee and Independent Director

In 2005, the Nominating Committee met to consider an appointment of the Company's Directors and determine their authoritative power to replace the three (3) Directors who completed their terms according to the Company's Articles of Association. The results were reported to the Board of Directors.

The scope of Authority and duties of the Nominating Committee

The Nominating Committee shall have the authority and duties as follows:

1. To set up regulations and policies in nominating directors and the committee members of the Company.
2. To select directors and the committee members by considering appropriate persons in order to propose to the Board of Directors and/or Shareholders' Meeting for approval as the case may be.
3. To select appropriate person to be appointed as the Chairman of the Executive Committee in case of vacancy including regulation in succeeding the position.
4. To proceed with any other matters assigned by the Board of Directors.

6) Management Team

List of the Members of the Management Team.

As of 16 February 2006, the Company's Management Team is as follows;

1. Mr. Somprasong Boonyachai	Chairman of the Executive Committee
2. Mr. Leong Shin Loong	Executive Vice Chairman
3. Miss Yingluck Shinawatra[1/]	President-Wireless Telecommunications Business
4. Mr. Vikrom Sriprataks	Chief Technology Office
5. Mrs. Suwimol Kaewkoon	Chief Customer Champion & Terminal Business Officer
6. Mr. Pong-amorn Nimpoonsawat	Chief Finance Officer-Wireless Telecommunications Business

[1/] resigned from the Company, effective on March 1, 2006 and the Company is in the process of selecting a replacement.

Selection of Directors

The Company has prescribed the following guidelines for the selection and appointment of directors:

(1) At the annual general meeting of shareholders, one-third of the directors shall leave office. If one-third is not a round number, the number closest thereto shall be the applicable number. The directors to vacate office within in first and second year following company registration shall draw lots. In the following years, the directors serving the longest shall resign. The departing directors may be re-elected.

(2) In the case of a vacancy in the position of director, for reasons other than the completion of the term, the Board of Directors shall appoint a new director with the required qualifications, and without any characteristics that would prohibit him/her from acting as director, as per clause 68 of the Public Company Limited Act B.E. 2535, to serve as new director in the next Committee meeting, excluding such case where the remaining term is less than two months. Such appointed director shall assume the position for the remaining term of the previous director.

Nevertheless, the Company has set up a Nominating Committee to designate principle and policy in nominating qualified person to attend the Board of Directors. It is provided that the shareholders' meeting shall appoint the director, as per the criteria and procedures prescribed in the Companyís Articles of Association.

(1) Every shareholder shall have one vote for each share of which he/she is the holder;

(2) Each shareholder may exercise all the votes he/she has under (1) above to elect one or several directors. In the event of electing several directors, he/she may not allot his/her votes to each unequally.

(3) The persons receiving the most votes in the respective order of votes shall be elected as Directors at the number equal to the number of directors required at that time. In the event that votes among the persons elected in order of respective votes, which number exceeds the required number of directors of the Company at that time, the chairman of the meeting shall be entitled to a second or casting vote.

Pursuant to the Agreement Permitting the Operation of Mobile Phone Services between the Company and the Telephone Organization of Thailand (TOT), one representative of TOT is to be a director of the Company. In accordance with the conditions set forth in the agreement with major shareholders, i.e. Shin Corporation Plc. (SHIN) and SingTel Strategic Investments Ple. Ltd. (STI), SHIN shall appoint four directors and two directors appointed by STI.

Access to Information

Members of the Board have an independent access to the Company's senior management and secretary at all times in case of requiring additional information on the Company's operational results and other information besides those received from the Board meeting on a regular basis. In addition, analytical financial reports of the Company as well as those related to its subsidiaries and competitors were published and presented to the Board, enabling them to keep abreast of the key issues and important developments in the industry.

Good Corporate Governance

The Company has formulated a policy to encourage good corporate governance, vision and responsibility on the part of the Board of Directors and Management to enhance the competitiveness of the Company and to increase the confidence of its shareholders, investors and other related parties. Furthermore, it has the mechanism to control and balance management's authority enabling transparency, respectability of the rights of shareholders and responsibility to stakeholders. The aforementioned policy is regarded as the major issue in long-term increasing value and maximization of profit to AIS' shareholders.

The Company has complied with fifteen criteria of the good corporate governance principles as follows:

1. Policy on Corporate Governance

The Company places great importance on good corporate governance and is confident that by doing so, it can operate on a secure foundation, bring added value to its business, increase potential in competition with other operators and enhance managerial skills within the organization. Good corporate governance will also strengthen the confidence of shareholders, investors and other related parties. Therefore, since 2002 the Executive Committee with the approval of the Board of Directors has determined a policy on corporate governance in accordance with the regulations of the Stock Exchange of Thailand (SET). This policy contains the following important principles:

1. The Board of Directors aim to manage the business in order to achieve excellence in areas of network quality, technology, human resources and service standards. This includes the creation of added value business for shareholders by management who possess outstanding business knowledge, ability and managerial skills.
2. Equal and fair treatment of all shareholders and stakeholders.
3. Disclosure of accurate, complete, appropriate, reliable and timely information to other related parties.
4. Management and all employees will always undertake their work with an awareness of risk and emphasis on risk management. This will incorporate the foundation and implementation of appropriate and effective internal control systems.
5. The Company determines business philosophy and business ethics as guide to the professional conduct of the directors, management and employees.

2. Shareholders: Rights and Equitable Treatment

The Company is fully aware of the shareholders' rights and equality. The shareholders are entitled to receive the Company's operational results and management policy as well as their share of the Company's profits and attending the shareholders' meeting. Besides all shareholders shall receive equal rights according to the Company's Articles of Association and the related law. In order to ensure that all shareholders receive equal rights, the Company has arranged for effective and transparent shareholders' meeting procedures with implementation of measures to control the use of internal information, inter-communications and reveal sufficient information.

The invitation letter contains detail informing share holders to bring all necessary documents to each meeting so as to preserve the voting rights of the shareholders. On the day of the meeting shareholders can register their right to attend one hour before the meeting starts.

During each meeting, shareholders enjoy equal rights to receive information, express opinions and raise any concerns with regards to the agenda or presented matters. The Company constantly informs its shareholders of their voting rights and how to vote before a meeting begins. The Chairman shall be responsible for appropriate time management and encouraging shareholders to give their opinions and ask questions freely.

At every meeting, at least one independent director must be appointed as proxy, in accordance with the Company's policy, to take responsibility for issues on behalf of those shareholders who cannot attend the meeting in person but who were duly notified in the invitation letter.

Furthermore, the Company facilitates its shareholders by preparing a convenient meeting room, the size of which being appropriate to the number of participants. The shareholders can grant their voting and attendance rights to a representative by a proxy letter in the case that they are unable to attend.

3. Stakeholders' Rights

The Company recognizes stakeholders' legal rights and has a policy to protect and treat such rights with due care in order to instill confidence. The Company identifies and prioritises stakeholder groups in an appropriate way to include shareholders, management employees, customers, suppliers, competitors and the wider community. In addition, the Company provides cooperative support among these various groups of stakeholders in accordance with their roler and duties. This enables the Company in the operation of its business to generate stability and wealth whilst meeting the interests of all parties equally. For example:

Shareholders : The Company aims to represent the best interests of its shareholders in all its business operations by concentrating on long-term growth and value. The Company provides continuous and high returns to its shareholders incorporating the transparent and accurate disclosure of information.

Employees : The Company aims to develop and create a dynamic positive working culture, which includes the promotion of teamwork, the creation of opportunities and the continuous enhancement of employeeís competencies. Maximisation of human resources is considered to be of great benefit to the Company.

Community : The company, being Thai owned, strongly identifies with its reliabilities and recognition as part of the community. It takes on a wide range of duties and responsibilities, which involve helping local communities in support of business related activities and public events.

Customers : The company aims to ensure that customers are satisfied with and confident to receive quality products and services at a reasonable price. The Company also provides accurate, comprehensive and honest information relating to the products and services it provides.

Suppliers : Business operations with suppliers should not be harmful to the reputation of the Company and should not be in any conflict with laws or regulations. The Company places great importance on the common interest shared with suppliers regarding the conduct of equitable business operations. Selection of suppliers is conducted with great care, as the Company recognizes that suppliers are an important factor in creating a viable business value chain to its customers

Competitors : The Company supports and encourages a free trade policy. The business must operate within a fair and just system without monopoly or limitation on the Company's suppliers or vendors to sell only the Company's goods.

4. Shareholders' Meeting

The Company delegates members of the Board, especially the Chairman of the Board and Chairman of the Committee, to attend its annual meeting of shareholders and thus answer any enquiries raised by shareholders. In addition, the Audit Committee Comprised of independent directors shall attend every meeting. The Chairman of the meeting or any person so delegated has the responsibility of allocating adequate time to shareholders and encouraging shareholders to express opinions, give recommendations and raise questions during the meeting. The Chairman must also facilitate equal opportunities for shareholders in order to audit the Company's operations. In addition, questions, issues or important opinions are recorded the minutes of the meeting.

In 2005, the Company held its annual general meeting of shareholders on 30 March from 14.00 - 15.00 Hrs. at Shinawatra Tower III 1010 Vibhavadee - Rangsit Road, Chatuchak, Bangkok. In the meeting, voting was undertaken sequentially according to the agenda and each agenda item was agreed on by the shareholders.

5. Leadership and Vision

The Board of Directors should participate in determining the vision, policy and business direction of the Company including asserting control over administration in order to ensure efficient and effective business operations that run to a pre-determined business plan and budget. There is clear segregation of duties between the Board of Directors and management, and between the Board and shareholders. In addition, the Board of Directors must prepare an Assessment process for appropriate internal control systems, corporate governance systems, internal audits, risk management, financial reports and regular business follow-up processes including an assessment of the Board of Directors itself. The Company encourages director to attend an appropriate training course organized by the Thai Institute of Directors.

The Board of Director's Responsibilities

1. To perform its duties in compliance with the law, the Company's objectives and Articles of Association, including resolutions of the shareholders' meetings, with honesty, integrity and prudence while protecting the Company's interest.
2. To set up policies and the direction of the Company's business operations and monitor the implementation of company policy by management to ensure efficiency, effectiveness and maximum value to the Company and its shareholders.
3. To consider and approve material issues as stipulated by law.
4. To evaluate performance and determine remuneration for the Company's management.
5. To set up the Company's vision in order to gain results from operations and the management process by stating the intention of every working process.
6. To establish reliable systems of accounting financial reporting and auditing. This includes evaluating procedures in internal control assessment and follow-up processes, and ensuring the efficiency and effectiveness of internal audits, risk management and financial reports.
7. To ensure that no conflicts of interest occur amongst stakeholders.
8. To monitor business operations with the aim of ensuring ethical work standards.

6. Conflicts of Interest

In order to prevent conflicts of interest, the Board of Directors clearly documents all policies and related approved processes. In addition, policies and monitoring systems are in place to prevent management or concerned parties using inside information from the Company for personal gain.

The Board of Directors will be informed of any such conflict of interest or related transaction that may arise, and will carefully consider such issues in compliance with the regulations of the Stock Exchange of Thailand. This is managed under the same conditions as outside parties are dealt with (at arm's length). Details of all transactions including their value, reason and necessity are disclosed in the Annual Report and 56-1 Form. Some related transactions are assessed by individual assessors and individual financial consultants while others are compared to the market price.

7. Business Ethics

The Company has established a corporate philosophy and code of business ethics, which the Board of Directors, management and staff at every level abide by to further the performance of the Company and achieve its mission. This code is to be adhered to with integrity, justice and equitable treatment of the Company and all its concerned parties including the public and society in general. The Company rigorously enforces its code of ethics.

In 2003, the Company communicated its code of conduct to management and employees, and also publicized it on the Intranet systems. Furthermore, the Company provided a training course for management and established applicable follow-up processes. Management and superiors have the responsibility of monitoring and supporting their subordinates to comply with the code of conduct, and should themselves be a good role model.

8. Balance of Power for Non-Executive Directors

The appointment of the Board of directors is determined in compliance with the law and the Company's Articles of Association, and with agreement of its shareholders stating that one member of the Board must be a shareholder representative. The Board has ten members, comprised of five managements, and four independent directors (40%), the number of which one representative director of TOT, provide a balance between governance and management. The Authorized Directors shell be designated by the shareholders meeting.

9. Aggregation or Segregation of Positions

The position of Chairman of the Board of Directors and Chairman of the Executive Committee must be occupied by different persons. The structure of the Board of Directors consists of independent directors who comprise more than one-third of the total number of members. The Company clearly segregates duties, authorities and responsibilities between the Chairman of the Board and Chairman of the Executive Committee.

Definition of Independent Director

An Independent Director is a qualified individual and has an independency according to the Company's Corporate Governance Policy established by the Board, and the criteria established by the Stock Exchange of Thailand. An Independent Director must:

1. Hold shares not more than 5 per cent of paid-up capital of the Company, an affiliated company, associated company or related company
2. Have no participation in the management process. He or she shall not be employed, an employee or an advisor with regular salary from the Company, affiliated company, associated company, related company or a major shareholder.
3. Receive neither direct or indirect benefits from, or interest in, the finance and management of the Company, an affiliated company, associated company, or related company
4. Not related to, or a close relative of, any management or major shareholders
5. Not be appointed as a representative to safeguard the interests of the Company's directors, major shareholders or shareholders who are related to the Companyís major shareholders.

In addition, an Independent Director must be capable of giving opinions or reports freely according to the duties delegated, without free and clear of the control of management or major shareholders of the Company including related persons or close relatives of the said persons.

10. Remuneration for Directors and Management

The Company has specified the remuneration for Directors at the rate used within the industry. The remuneration is also sufficient to maintain quality Directors with the Company. The remuneration for the Management is in accordance with the Company's operational performance and performance of the individuals.

The Remuneration Committee will determine necessary and appropriate remuneration, both monetary and non-monetary terms for the Company's Directors, Directors in the sub-committees and senior executives. The issue will be proposed at the Companyís General Shareholdersí meeting, which is held on an annual basis.

Monetary Remuneration

(1) The total remuneration for Directors for five (5) of the Company's Directors as of 31 December 2005 was 5.69 Million Baht. The payment was made to the Chairman of the Board of Directors, the Audit Committee and Directors as representatives from TOT. The remuneration comprises salary, bonus, pension fund and meeting allowance. However, five (5) of the Directors who are the representatives from the major shareholders did not received their remunerations as the Directors Position of the Company.

The remuneration for five (5) of the Company's Directors in 2005 is as follows:

Name	Position	Amount (Million Baht)
1. Dr. Paiboon Limpaphayom	Chairman of the Board of Directors	1.40
2. Mr. Suphadej Poonpipat	Chairman of the Audit Committee	1.31
3. Mr. Arun Churdboonchart	Audit Committee	1.20
4. Mr. Boonchoo Direksathapon	Audit Committee	1.08
5. Mr. Vasukree Klapairee*	Director	0.03
Mrs. Tasanee Manorot	Director	0.67

** Mr. Vasukree Klapairee has been appointed to replace Mrs. Tasanee Manorot whose term as the Director ended on 11 November 2005.*

(2) The total amount of remunerations for four (4) of the management team as of 31 December 2005 was calculated at 50.63 Million Baht comprising salary, bonus and provident fund and other benefits. The management team means Executive Committee and the Company's top managements. This amount excludes remuneration for three (3) of the Executive Committee and Chief Finance Officer who receive the remuneration from SHIN.

Other remuneration

The Company established an Employee Stock Option Plan (ESOP) program as a way to retain, motivate and reward the Company's directors and employees to the Company's best benefit. The ESOP program is a repeat, five-year program whereby the Company shall allot the grant of warrants annually for five consecutive years. The Company has submitted an annual allocation of warrants to the annual shareholders' meeting for approval. So far, four programs have been allotted and are summarized as follows:

Description	ESOP Program Grant 1	ESOP Program Grant 2	ESOP Program Grant 3	ESOP Program Grant 4
Number of warrants granted	14,000,000 units	8,467,200 units	8,999,500 units	9,794,800 units
Price	Baht 0 (zero Baht)			
Expiration	Not more than five years since the date of warrants granted			
Exercise Ratio*	1:1.03927		1:1.02633	1:1.01344
Exercise Price*	46.160	41.741	89.435	105.246
Date warrants granted	March 27, 2002	May 30, 2003	May 31, 2004	May 31, 2005
Exercise Period	The Company's directors and employees could exercise the rights of the warrants to purchase the Company's ordinary shares as shown in the following details: **First Year** Directors and employees are entitled to exercise one-third of their allocated warrants to purchase ordinary shares one year after the warrants are issued to them, until the warrants are expired. In case the exercise of rights pursuant to warrants creates a fraction of share(s) less than the board lot determined by the Stock Exchange. of Thailand, such fraction will be exercisable in the next of exercise right. **Second Year** Directors and employees are entitled to exercise one-third of their allocated warrants to purchase ordinary shares two years after the warrants are issued to them, until the warrants are expired. In case the exercise of rights pursuant to warrants creates a fraction of share(s) less than the board lot determined by the Stock Exchange of Thailand, such fraction will be exercisable in the next exercise of right.			

Description

Exercise Period	**Third Year**	Directors and employees are entitled to exercise the remaining of their allocated warrants to purchase ordinary shares three years after the warrants are issued to them, until the warrants are expired. In case the exercise of rights pursuant to warrants creates a fraction of share(s) less than the board lot determined by the Stock Exchange of Thailand, such fraction will be exercisable at the last exercise of right
Exercise Period of Warrants	Within five business days prior to each exercise date, except for the last exercise period the exercise notice must be submitted during 15 days prior to period of the Last Exercise Period.	
Exercise Date	The last business day of every month	

** Because the Company made a dividend payout of greater than 50% of net profit after tax, it was required by the documents filing to the SEC to adjust the exercise ratio and the exercise price of the ESOP warrants, which was done in August 22, 2005.*

The List of Directors (of the Company and its subsidiaries) and Management Entitled to Receive Warrants and Employees Entitled to Receive Warrants at the Rate Exceeding 5 Percent of the Warrant to be Issued and Offered for sales.

List of directors and management receiving the warrants	Position	ESOP Program Grant 1		ESOP Program Grant 2		ESOP Program Grant 3		ESOP Program Grant 4	
		Unit	%	Unit	%	Unit	%	Unit	%
1. Mr. Somprasong Boonyachai	Director and Chairman of the Executive Committee - Wireless Communications	1,471,800	10.51	609,400	7.20	914,300	10.16	735,500	7.51
2. Ms. Yingluck Shinawatra	President - Wireless Communications	1,250,000	8.93	786,000	9.28	676,000	7.51	650,000	6.64
3. Mrs. Suwimol Kaewkoon	Chief Customer Champion & Terminal Business Officer	1,197,800	8.56	786,000	9.28	676,000	7.51	580,000	5.92
4. Mr. Vikrom Sriprataks	Chief Technology Officer	1,128,600	8.06	579,000	6.84	606,400	6.74	500,000	5.10
5. Mr. Kittsanan Ngamphathipong *	Executive Vice President - Marketing	-	-	-	-	537,000	5.97	-	-
6. Mrs. Arpattra Sringkarrinkul	Executive Vice President - Information System Support and Director of Subsidiary	-	-	420,000	4.96	487,100	5.41	-	-

** Mr. Kittsanan Ngamphathipong resigned from the Company in March 2005 and his ESOP warrants were expired.*

11. Board of directors' Meeting

The Board of Directors' meeting is scheduled to convene at least once every quarter, and when deemed necessary, the Chairman of the Board of Directors may call additional extraordinary meetings. A clearly stated meeting agenda along with invitations and sufficient supplementary documentation are distributed at least seven days before every meeting in order that information pertaining to the meeting can be studied in good time. However, there may be exceptions in the event of an urgent meeting. The minutes of the Board of directorsí meeting shall be provided as verifiable documentation of the meeting's occurrence for reference purposes.

In a meeting, the Chairman of the Board of Directors allocates sufficient time for directors and management to freely discuss and question matters, and formulate suggestions relating to critical issues.

In 2005, the Board of Directors convened a total of four regular and one extraordinary meeting with attendances as detailed below:

1. Dr. Phaiboon Limpaphayom	6 attendances
2. Mr. Boonchoo Direcksathapon	5 attendances
3. Mr. Arun Churdboonchart	6 attendances
4. Mr. Vasukree Klapairee*	1 attendances
5. Mr. Suphadej Poonpipat	5 attendances
6. Ms. Jeann Low Ngiap Jong	5 attendances
7. Mr. Hui Weng Cheong	2 attendances
8. Mr. Boonklee Plangsiri	6 attendances
9. Mr. Somprasong Boonyachai	6 attendances
10. Mrs. Siripen Sitasuwan	5 attendances

** Appointed to replace Mrs. Tasanee Manorot on November 11, 2005*

Executive Session

The Board has established a policy to ensure that executive sessions are arranged on a regular basis, giving an opportunity to non-management members to discuss various issues related to the Company's business and issues of interest in the absence of the management. Results of meetings will be submitted to the Board and this practice will take effect from 2006 onwards.

Assessment of the Board of Directors' Performance

It is the Company's policy that the Board of Directors shall meet and conduct an annual self-assessment to evaluate its performance with the aim of improving its efficiency. This evaluation covers a broad spectrum of the Board's duties, including strategic direction, supervision and monitoring of operations, members' responsibilities, teamwork, structure, policy, meetings, training and development.

12. Sub-Committee

Please see the details under the topic "Management Structure"

13. Internal Control System, Risk Management & Internal Audit

Internal Control & Risk Management System

Internal Control and Risk Management are continuous processes, which should be applied across the Company at every level and unit, and should include taking an entity level portfolio view of risk. The authority and responsibility of Management and all levels of operations as regards to internal control and risk management is clearly defined in the Company's written statement. This states that the Company must possess reasonable assurance that outcomes from its operations keep the Company on course towards its goals, and that the Company's mission is achieved as follows:

1. Strategy and goals at the entity level and activities at the operations level are clearly defined and aligned, and support the Company's mission.
2. Outcomes of processes and projects achieve their defined objectives, and resources are acquired economically and used efficiently.
3. All significant information including financial, management and operational information is correct, reliable, and supports timely decisions.
4. The Company's operations and employee's activities follow the Company's policy and regulations in compliance with laws and external regulations.
5. Assets, including physical assets, are properly safeguarded, and human information is sufficiently secured.
6. Continuous process improvement exists for every process and control activity, and for constantly changing styles and technologies, in order to ensure that the Company can respond to the needs of customers.

The Company has established an internal control and risk management system following the integrated framework of the COSO-ERM standard (The Committee of Sponsoring Organisation of the Treadway Commission - Enterprise Risk Management), which is integrated into business operations and management processes through eight factors as follows:

1. Good Internal Environment

The Company adheres to business ethics. Employees at every level follow the Company's written code of conduct, regulations and procedures, and Management are the role models of integrity and morality. The Company has established an appropriate organisational structure, written policy, regulations and workflow in financial, general management and information systems, and has defined clear authority and responsibility. All stakeholders, employees, business partners, customers, accounts payable, competitors, shareholders and environments, are treated well and with fairness. Moreover, the Company has emphasised that every employee be trained to acknowledge and understand risk management. Event identification, systematic risk assessment and risk management is continuously performed. Management also sets an appropriate risk appetite level.

2. Clear Objective Setting

The Company clearly defines its written working objectives of strategy, operations, reporting policy, rules and regulations, and guidelines. These objectives are aligned with the Company's goal and risk appetite. The business plan, strategy and objectives are appropriately updated by Management according to the current situation or changing risk factors.

3. Appropriate Event Identification

The Company continuously and regularly indicates any event identification and risk factor that may occur and have a negative impact on achieving the Company's objectives, and has a risk classification. In addition, the Company identifies events that have a positive impact on objectives by considering both internal and external factors such as risk in strategy, finance, employees, operations, related information systems, competition, business partners, economics, and rules and regulations.

Moreover, the Company ensures that all risk factors are appropriately identified according to changing activities, and that all risks are reported to the relevant Management routinely.

4. Appropriate Risk Assessment

The Company defines risk assessment criteria for both qualitative and quantitative risks. Both types of risk will be assessed in two dimensions: likelihood and impact. Both factors are used to consider risk levels that could be high, medium or low. The Company systematically and regularly evaluates risk from event identification or critical risk factors, which have been previously identified.

5. Effective Risk Response

The Company has processes in place to manage risk systematically by considering the most effective and economic choices to minimise the risk level to the risk appetite level. Risk management is always performed together with the internal control system to ensure that risk management is consistent with ever changing risks. The highest prioritised risk to be managed is chosen by the following strategy:

- Risk Acceptance: Agreeing that the risk level is lower than the appetite risk level.
- Risk Avoidance: Avoiding, stopping or changing an activity that is likely to cause risk.
- Risk Reduction: Taking action to reduce the likelihood or impact of risk, and managing risk to lie within its risk appetite. For example, establish a contingency plan to revise operational guidelines, regularly provide training courses for employees, and improve the effectiveness of computerised systems.
- Risk Sharing: Transferring or otherwise sharing a portion of the risk by providing asset insurance or accident insurance.

6. Good Control Activity

The Company appropriately establishes sound internal control activities for each process, by mainly concentrating on preventive control, which includes setting policies and procedures. Results are reported regularly to ensure the

effectiveness of risk management procedures and to ensure that objectives are achieved through quality and economy of speed. Moreover, the Company has also appointed an appropriate member of staff to be responsible for the internal control system of each process with a clear segregation of duties, which includes setting a time limit for the risk management process, and sending a written report of risk to all relevant personnel.

7. Good Information and Communication

The Company has an information network that can be used for timely decision making. It also has an effective information security system. This network has an effective information security system and provides an audit trail that can be partially reviewed. The system can statistically and completely analyse, indicate, record, and report the incidence of risk by systematically evaluating and managing risk.

The Company has an extensive and effective communication channel, both internal and external, from Management to employee, employee to employee, employee to Management, employee to customer and relative persons such as debtors, lawyers and shareholders.

Moreover, the Company communicates its mission and risk management direction to every level of staff, thus enabling them to clearly understand risk before performing their work. The Company also provides sufficient communication channels from bottom to top which help employees respond effectively and promptly to a risk event. This can finally put the risk into the appetite level.

8. Good Monitoring

The Company has adopted an evaluating and monitoring system. This uses a balanced scorecard, key performance index (KPI), targets, benchmarks and best practices as its measurement tools to assess the outcomes of operations. It also comprises ongoing monitoring activities which are able to react to change appropriately and timely. An additional evaluation also exists by an independent internal auditor, independent external auditor and independent appraiser.

Moreover, the Company has a monitoring system to ensure that risk management is effective and sufficient, and that the risk level is at the appetite risk level. The Company has set a report system for every management level including senior management. The Company also sets regular meetings for the Board of Directors and for senior management to review and monitor the outcome of Management operations regardless of how the objective is achieved.

The Audit Committee attended the Board of Directors meeting 3/2006 dated 27 February 2006 and assessed the internal control system by reviewing the internal control questionnaire and by consulting with Management. The Audit Committee found that the Company has implemented complete and effective internal control systems.

In addition PricewaterhouseCoopers ABAS Limited, the Company's external auditor and the auditor of the 2005 Financial Statement, has concluded that there is no material deficiency in the Company's internal control system.

Internal Audit

The Company has established an independent Internal Audit Office, and which reports directly to the Audit Committee and administratively to the Chairman of the Executive Committee. The Internal Audit Office Charter is set to define mission, scope and objectives including Internal Audit Office authority and an audit manual for reference.

The duty of the Internal Audit Office relates to auditing the internal control, risk management and corporate governance that includes consultation to ensure that the Company's objectives are achieved as targeted. Internal Audit also regularly monitors and adjusts these implemented systems to be in line with changes in the environment, and to ensure that errors can be corrected in time. The Internal Audit Office employs systematic audit methods of Standards for the Professional Practice of Internal Auditing, COBIT, COSO-ERM, AS/NZ 4360, ITIL, ISO17799 and ISO 13335-3.

In assessing the effectiveness of risk management, the Internal Audit Office reviews event identification and risk factors that affect the Company's objectives, and then reviews the risk management approach. This ensures the accuracy of both event identification and risk factors, and ensures that a systematic risk management approach exists. This also ensures that risk is managed at the appetite level, reported timely to all relevant personnel, and continuously reviewed.

In assessing the effectiveness of internal control, the Internal Audit Office has developed an internal control questionnaire for each process, and reviews the outcome from each operation to assure that the Company's objectives are achieved both effectively and efficiently, that rules and regulations are strictly followed, and that the financial report is reliable.

In assessing the effectiveness of corporate governance, the Internal Audit Office performs audits following the "good corporate governance" criteria of the Organisation for Economic Cooperation & Development (OECD) and the Security Exchange of Thailand (SEC). This ensures that the Company has the necessary infrastructure and supporting processes to approach 'good corporate governance' and achieve fairness for all stakeholders.

Moreover, the Chief Audit Executive (CAE) acts as a secretary to the Audit Committee to enhance the effectiveness of its responsibilities, and arrange Audit Committee meetings once a month. The CAE has the additional role of consulting by acting as:

- A member of the Security Committee with the responsibility of advising the Company in the area of information security, and supporting employees to realise the importance of information security, thus fostering a security mind into corporate culture through quarterly meetings.
- Secretary of the Risk Management Committee with the responsibility of supporting Management in establishing regulations and a framework for risk management policies, defining the risk appetite level, improving the process of risk management in the Company, developing and updating tools for the risk management process, and finally, supporting each business unit in adopting a customised systematic process. The CAE will report to the Audit Committee and Executive Committee quarterly.

The Company continuously encourages Internal Audit staff to be independent and objective, and comply with standards by concentrating on progress and constructiveness, and pays attention to developing Internal Audit staff to achieve CIA (Certified Internal Auditor), CISA (Certified Information System Auditor), CISSP (Certified Information Systems Security Professional) qualifications and CISM (Certified Information Security Manager). In 2005, there were nine CIA, four CISA, two CISSP, three CPA (Certified Public Accountant) and one TA (Tax Auditor) qualified staff. Each year, additional Internal Audit officers take an exam to acquire these certificates.

14. The Board of Director's Responsibility for the Financial Statement

(Please see details of the Report on page. 086)

Dividend Policy

According to the issuing of debentures of the Company, the debenture holders meeting held on September 12, 2005 and September 22, 2005 resolved to give approval for the Company to amend the terms and conditions of the dividend covenant of the Company's debentures to pay dividends to shareholders over 40% of net profit, on the condition that the Company must receive at least an "AA" rating from a credit rating agency that has been approved by the Office of the Securities and Exchange Commission. This rating must be received within a period of 45 days before the approval of the dividend payment by the board of directors. In the event that the Company is in default of principal or interest payment under the debentures in any installment, the Company shall not pay dividends in any form whatsoever to the shareholders of the Company.

However, the Company and its subsidiaries' dividend policy is to pay dividend no less than 40 percent of profit after tax, unless the company and its subsidiaries have other financial needs and the payment materially affect the company and its subsidiaries' normal business. The Company also takes into account a benchmarking approach by comparing the Company's dividend per share and its growth with regional peers in the same industry.

Audit Fee

The Company and its subsidiaries paid for audit fee 2005 to auditor;

Audit fee of the Company and the consolidation were 5.86 Million Baht and 9.16 Million Baht respectively.

Non-audit fee such as revenue examination and the observation of destroyed inventory was 0.10 Million Baht. There is no other fee to pay the auditor except the stated fees as mentioned.

15. Investor Relations

The company gives a high priority to the disclosure of the Company's information, committed to the accuracy, completeness, transparency, equality, and timeliness. Financial reports, operational guidelines and other information are released to investors and the publics through the Stock Exchange of Thailand and the Company's website www.ais.co.th. The company also has the Investor Relations Department that regularly communicates with the shareholders, investors, and analysts. In addition, the Group Compliance Department is responsible for disclosure to the Stock Exchange of Thailand (SET) and the Securities and Exchange Commission (SEC) to ensure that the Company has completely complied with the law and regulations.

AIS releases its monthly operational highlights through electronics mean. In addition, the Company also organizes conferences for its quarterly result briefing by the top management to the investment community. During these quarterly conferences, the investors, analysts and fund managers would have the opportunity to ask questions and discuss relevant issues to the Company's top management.

For further information please contact the Investor Relations Department on +662 299 5116 or by email at investor@ais.co.th

Policy on use and disclosure of inside information

The company adheres to ethics, faithfulness and honesty in operating its business along with its customers, suppliers, investors and shareholders by establishing a code of conduct and IT security regulations. These guidelines are for the Company's Director, management and employees at all levels to follow to prevent unauthorized access and disclosure of the confidential information. Confidential information disclosure or any acts involving conflict of interest is regarded as a serious regulatory breach and is subjected to disciplinary punishment.

Company policy prohibits trading in the securities of the Group of Companies by any employees, executives and directors while in possession of any inside information that have not yet been disclosed to the general public. The company code of conduct specifies that all employees, executives and directors are to avoid or refrain from the trading of the Group of Company's securities one month prior to financial information disclosure to the public.

Furthermore, the directors and executives are responsible for declaring their stock holding lists and reporting on changes in the Company's securities, as well as those held by their spouses and minors, in a format and timeframe specified in the Securities Holding Reportís regulations. The management is required to submit copies of such reports to the Company on the same day the Company reports to the Stock and Exchange Commission (SEC).

Related Transactions

The Company and its subsidiaries have entered into inter-company transactions with persons of potential conflict. All of these transactions are entered into the ordinary courses of business of the Company, subsidiaries and persons of potential conflict. Regarding the approval of inter-company transactions, apart from the same procedures implemented on other transactions in general, where authorized persons have a limit to their approval. The Audit Committee reviewed the inter-company transactions entered into by the Company or subsidiaries in order to ensure that there is no conflict of interest. Since the inter-company transactions are entered into under the ordinary courses of business, the transactions will continue in the future, whereby the Company, in entering into such transactions, will take into a fair field and no favor for each transaction.

In 2004 and 2005, the Company and its subsidiaries entered into inter-company transactions with persons of potential conflict, whereby the Company's auditor gives his opinion related thereto in the notes to audited financial statement for the accounting period ended 31 December of 2005 and 2006 reflecting that such transactions are entered under the ordinary courses of business. The prices of transactions for goods and services with the persons of potential conflict are at the market rates applied with third party transactions under normal business conditions. If the rates are not available, the Company will engage independent professional appraisers. In the case of inter-company transactions related to the lease of immovable property, appraisers approved by the SEC office will be engaged to provide a comparative guideline prior to the review by the Audit Committee. Details of the Inter-company transactions with persons of potential conflict entered into during such periods are as follows:

Related parties/ Relation to the Company	Detail of transactions	31 December 2004 (Million Baht)		31 December 2005 (Million Baht)		Rational and necessity
		Company	Consolidated	Company	Consolidated	
1. Shin Corporation Public Company Limited (SHIN)/ a major shareholder of the Company, holds 42.83% and shares directors	The Company and DPC employ SHIN to provide advisory and management. The Company pays advisory fee of Baht 15,145,950 a month. The financial management fee is paid on actual cost.					It's the SHIN Group's policy to regulate AIS's group to obtain the best result that would be benefit for AIS's Group and holding company. Advisory fee is charged on monthly basis based on a percentage of total assets, of 0.15% which SHIN engages Boston Consulting Group (Thailand)- BCG to evaluate advisory fee, consulting and financial management fee determined by market price of actual transaction.
	1. Service income	0.66	0.66	0.64	0.64	
	2. Other Income	-	-	0.20	0.20	
	3. Advisory and financial management fee	212.03	215.61	201.06	202.26	
	4. Dividend payable	5,370.78	5,370.78	7,076.79	7,076.79	
	5. Rental and other service expenses	2.44	3.65	5.41	8.13	
	6. Trade account payable	0.11	0.19	-	0.03	
	7. Payable to associated companies	1.43	1.57	2.38	2.49	
	8. Trade account receivable	-	-	-	0.06	
	9. Amount due to related parties	0.06	0.06	-	-	

Related parties/ Relation to the Company	Detail of transactions	31 December 2004 (Million Baht)		31 December 2005 (Million Baht)		Rational and necessity
		Company	Consolidated	Company	Consolidated	
2. Shin Satellite Public Company Limited (SATTEL)/ SHIN is a major shareholder, holds 41.34% and shares directors	The Company leases satellite transponder on the Thai Com 1A from SATTEL for the lease fee of USD 1,700,000 per year					The only one satellite operator in Thailand. The Company is charged at the same rate as any other customers.
	1. Service income	0.76	0.77	2.83	2.84	
	2. Other Income	-	-	0.72	0.72	
	3. Rental and other service expenses	68.63	68.63	68.61	68.61	
	4. Trade account payable	5.57	5.57	5.83	5.83	
	5. Trade account receivable	0.28	0.28	-	0.03	
	6. Amount due to related parties	-	-	0.01	0.01	
3. Shinawatra Information Techonology Company Limited (SIT)/ SHIN is indirect major shareholders, holds 99.99% and shares directors	The Company, DPC and ACC utilize computer service provided by SIT and pay amount of Baht 3,571,670 a month. The Company and its subsidiaries have ended the computer services contract (SAP)with SIT and engaged ITAS instead since May 2004.					The Computer system of SIT is used for accounting processing under SHIN group, the consulting and management fee is charged on actual cost of hardware and software maintenance in annually, then average by CPU usage of particular company from prior year to charge in following year.
	1. Consulting and management fee for computer system	11.13	18.64	2.63	2.63	
4. SC Matchbox Co., Ltd. (SMB)/ SHIN is a major shareholders, holds 99.96 % and shares directors	The Company, DPC, ADC, ACC, AMP and AMC employ SMB as the agency to produce advertising campaign through various media on job-by-job basis.					The Agency is a creative advertising agency with a good understanding of the Company's products and maintains information in strict confidentiality. Advertising fee is compared to market on job-by-job basis.
	1. Service Income	1.52	1.54	1.51	1.54	
	2. Other income	0.70	0.70	-	-	
	3. Rental and other service expenses	3.04	3.04	11.02	11.02	Agency Fee
	4. Advertising fee					- SMB Media
	- Advertising fee, net	725.98	772.32	502.25	528.80	(Full service) 10.00%
	- Advertising fee, gross	2,127.48	2,300.24	1,311.38	1,333.97	- SMB Production 12.00%
	5. Trade account payable	-	-	-	5.45	- Third party Media
	6. Payable to associated companies	367.01	387.69	307.53	314.94	(Full Service) and Production 12.00-17.65%
	7. Trade account receivable	0.75	0.75	-	0.49	

Related parties/ Relation to the Company	Detail of transactions	31 December 2004 (Million Baht)		31 December 2005 (Million Baht)		Rational and necessity
		Company	Consolidated	Company	Consolidated	
5. Teleinfo Media Co., Ltd. (TMC)/ SHIN is indirect major shareholder, holds 100.00% and shares directors	The Company employs TMC to furnish the information for mobile phone's value added service such as astrology, lotto, and comic story. The Company pays for actual services on monthly basis.					They are specialized in providing the information for mobile phone's value added service. The Company pays the service charge by the percentage based on revenue from customers depending on the kind of service. The rate is range from 40-60% which is the same as other content providers.
	1. Service income	0.89	1.46	0.84	0.94	
	2. Other Income	0.08	0.08	0.09	0.09	
	3. Service fee	41.84	41.98	46.65	47.07	
	4. Advertising fee	4.08	4.08	1.95	1.95	
	5. Trade account payable	-	0.01	7.59	7.61	
	6. Payable to associated companies	-	-	-	0.04	
	7. Trade account receivable	-	-	0.14	0.18	
6. OAI Asset Co., Ltd. (OAIA)/ The Shinawatra family, a major shareholder in SHIN, holds 99.99%	The Company rents office space and parking space in the White House and in MWA building.					The Company cancelled the rental agreement with OAIA at December 31, 2004
	1. Rental and other service expenses	12.81	12.81	-	0.23	
	2. Payable to associated companies	0.14	0.14	-	-	
7. SC Office Park Co., Ltd. (SOP)/ The Shinawatra family, a major shareholder in SHIN, holds 100.00%	The Company rents the total office space of 28,540.71 square metres in Shinawatra Tower 1 and 2 and parking space at a building on Phaholyothin Soi 13. DPC rents 2,708 square metres for goods storage. ACC rents 684.90 square metres.					The Company uses external appraisers which accepted by SEC to evaluate property rental rate for guidance associate with location, facility, relocate and decoration cost for consideration of rental agreement.
	1. Service Income	0.02	0.02	0.02	0.02	
	2. Rental and other service expenses	277.87	290.64	272.72	283.86	
	3. Trade account payable	0.69	2.38	1.12	1.15	
	4. Payable to associated companies	12.32	12.54	13.70	14.00	
	5. Amount due to related parties	-	-	-	1.16	

Related parties/ Relation to the Company	Detail of transactions	31 December 2004 (Million Baht)		31 December 2005 (Million Baht)		Rational and necessity
		Company	Consolidated	Company	Consolidated	
8. P.T. Corporation CO., Ltd. (PT)/ The Shinawatra family, the major shareholder of SHIN, holds 99.98 %	The Company rents the warehouse space located in the Kanna Yao Sub-district office space and roof-top space of a building located in the Thanonnakhornchaisri Sub-district building space located in the Thong Song Hong Sub-district Bangkhen District, and roof-top space for base station installation at the Wang Hin Condo Town project.					The Company uses external appraisers which are accepted by SEC to evaluate property rental rate for guidance associate with location, facility, cost of moving and modification for consideration of rental agreement.
	1. Service Income	0.12	0.12	0.14	0.14	
	2. Rental and other service expenses	13.83	13.83	13.10	13.10	
	3. Trade account payable	0.56	0.56	0.57	0.57	
	4. Payable to associated companies	0.05	0.05	0.06	0.06	
9. Worth Supplies Co.,Ltd. (WS)/ The Shinawatra family, the major shareholder of SHIN, holds 68.17%	The Company rents the office space, in total of 2,338.60 square meters, in the Shinawatra Group's building (Chiang Mai).					They have been utilized by the Company from the beginning. The Company also invested in the full utilities on the leased premises and fully utilize. The Company uses external appraisers accepted by SEC to evaluate property rental rate for guidance associate with location, facility, cost of moving and modification to consider of rental agreement.
	1. Rental and other service expenses	12.35	12.35	13.58	13.58	
	2. Trade account payable	0.34	0.34	0.46	0.46	
	3. Payable to associated companies	0.17	0.17	0.11	0.11	
10. OAI Leasing Co.,Ltd. (OAIL)/ The Shinawatra family, the major shareholder of SHIN, holds 45.00%	The Company and ADC lease 258 vehicles to use at various branches from OAIL.					They are specialized in the lease of vehicles, serve only for related companies at reasonable prices and provide efficient quality services.
	1. Service Income	0.03	0.03	0.02	0.02	
	2. Rental and other service expenses	36.51	41.68	37.06	44.52	
	3. Trade account payable	-	-	-	0.07	

Related parties/ Relation to the Company	Detail of transactions	31 December 2004 (Million Baht)		31 December 2005 (Million Baht)		Rational and necessity
		Company	Consolidated	Company	Consolidated	
11. Upcountry Land Co.,Ltd. (UP)/ The Shinawatra family, the major shareholder of SHIN, holds 99.99%	The Company rents office space and some spaces for base station installation in Bangkok and the other provinces, totaling 103 sites.					They are specialized in the providing rental spaces throughout the country, which meet the route requirement in a timely manner. The Company uses external appraisers which are accepted by SEC to evaluate property rental rate for guidance associate with location, facility, cost of moving and modification for consideration of rental agreement.
	1. Service Income	0.05	0.05	0.06	0.06	
	2. Rental and other service expenses	132.98	132.98	130.99	130.99	
	3. Trade account payable	0.88	0.88	0.65	0.65	
	4. Payable to associated companies	0.08	0.08	0.08	0.08	
12. I.T. Applications and Services Co.,Ltd. (ITAS)/ SHIN is the major shareholder, holds 99.99%, and shares directors	The Company engages ITAS for the improvement and development of computer programs on a job-by-job basis. The Company, DPC, ACC and AMP have utilized computer service provided by ITAS since May 2004. The Company and subsidiaries are charged for the services fee at the same rate that paid to SIT.					ITAS provides computer program only for the Company and other related companies. ITAS charges the Company at the below or the close rate if compared with the other consultant company's rate. The average service charge depends on the kind of work and the level of consultant.
	1. Service Income	0.04	0.04	0.03	0.03	
	2. Other Income	-	-	0.26	0.26	
	3. Consulting and management fee for computer system.	37.56	54.34	42.92	59.22	
	4. Trade account payable	-	-	0.72	0.72	
	5. Payable to associated companies	5.13	5.42	8.28	8.28	

Related parties/ Relation to the Company	Detail of transactions	31 December 2004 (Million Baht)		31 December 2005 (Million Baht)		Rational and necessity
		Company	Consolidated	Company	Consolidated	
13. SC Asset Corp Co.,Ltd. (SC ASSET)/ The Shinawatra family, the major shareholder of SHIN, holds 60.82%	The Company rents 2,710.05 square metres and DPC rents 1,024 square metres for the office space in Shinawatra Tower 3.					The Company uses external appraisers which are accepted by SEC to evaluate property rental rate for guidance associate with location, facility, cost of moving and modification for consideration of rental agreement.
	1. Service Income	3.87	3.87	9.95	9.95	
	2. Other Income	-	0.61	-	-	
	3. Rental and other service expenses	67.25	85.14	80.80	98.96	
	4. Trade account payable	0.51	1.49	1.03	2.05	
	5. Payable to associated companies	3.56	3.85	4.71	4.96	
	6. Trade account receivable	0.63	0.65	1.00	1.01	
	7. Amount due to related parties	-	-	0.21	0.21	
14. Group of Singtel Strategic Investments Pte. Ltd. (SingTel)/ The Company's major shareholders	The Company enters into an agreement with some companies of Singtel group for the joint operation of International Roaming. Also, the Company pays the salary and remuneration to Singapore Telecom International Pte. Ltd (STI) in consideration of the STI operational staff. The expense is charged on an actual basis.					The International Roaming with Singtel are under the ordinary course of business since the Company expands into International mobile service with foreign operators. Both parties charge each other at the accepted price deducted the profit from their customers. STI has an agreement with the Company that STI needs to provide operational staff to help the Company for management and any technique. The Company pays the service fee to STI by the actual basis or by the agreement.
	1. Service income	377.44	377.44	612.19	612.19	
	2. Other Income	1.79	1.79	-	-	
	3. International Roaming expense	159.94	159.94	283.94	283.94	
	4. Salary and other remuneration	12.85	12.85	22.23	22.23	
	5. Dividend payment	2,414.00	2,414.00	3,180.80	3,180.80	
	6. Trade account payable	25.14	25.14	46.44	46.44	
	7. Payable to associated companies	5.78	5.78	11.60	11.60	
	8. Trade account receivable	113.10	113.10	124.61	124.61	

Related parties/ Relation to the Company	Detail of transactions	31 December 2004 (Million Baht)		31 December 2005 (Million Baht)		Rational and necessity
		Company	Consolidated	Company	Consolidated	
15. OAI consultant and management CO.,Ltd. (OCM)/ The Shinawatra family, the major shareholder of SHIN, holds 84.21%	OCM serves the banquet ballroom for AIS to train staffs and seminar.					They are specialized in providing banquet service and charge at comparative price close to any other contractors.
	1. Service Income	0.10	0.10	0.12	0.12	
	2. Rental and other service expenses	1.44	1.51	1.07	1.07	
	3. Trade account payable	-	-	0.02	0.02	
	4. Payable to associated companies	0.09	0.09	0.02	0.02	
	5. Trade account receivable	-	-	0.01	0.01	
16. BP Property Co.,Ltd./ The Shinawatra family, the major shareholder of SHIN, holds 88.22%	The Company rents roof-top space of SC Sathorn Mansion to install some equipment.					The Company uses external appraisers which are accepted by SEC to evaluate property rental rate for guidance associate with location, facility, cost of moving and modification for consideration of rental agreement.
	1. Service Income	0.02	0.02	0.02	0.02	
	2. Rental and other service expenses	0.65	0.65	0.68	0.68	
	3. Trade account payable	-	-	0.07	0.07	
17. C.S. Lox info Co.,Ltd. (CSC)/ SHIN is indirect major shareholder, holds 40.02% and shares directors.	ADC provides datanet service to the Company and CSL, while CSL serves the internet service to the Company.					They provide internet service and charge the Company at the same rate charging on any other customers.
	1. Service income	2.62	32.36	2.29	77.83	
	2. Other Income	-	-	0.01	8.81	
	3. Rental and other service expenses	13.78	13.79	16.93	26.42	
	4. Unearned income from service fee	-	105.96	-	67.87	
	5. Trade account payable	0.51	0.55	1.51	7.97	
	6. Payable to associated companies	0.78	7.77	1.37	1.38	
	7. Trade account receivable	-	-	0.01	6.20	
	8. Amount due to related parties	-	-	-	1.07	

Related parties/ Relation to the Company	Detail of transactions	31 December 2004 (Million Baht)		31 December 2005 (Million Baht)		Rational and necessity
		Company	Consolidated	Company	Consolidated	
18. Shineedotcom Co.,Ltd. (Shinee)/ SHIN is indirect major shareholder, holds 70.00% and shares directors.	The Company engages Shinee for its services providing for the Company's customer.					Shinee is specialized in designing and creating website with variety contents as the Company needs. The Company pays the service charge by the percentage based on revenue from customers which depends on the kind of service. The rate ranges from 40-60% which is the same as other content providers.
	1. Service income	5.84	6.00	2.49	4.58	
	2. Other service fee	4.23	4.24	70.90	70.95	
	3. Trade account payable	-	-	7.56	7.59	
	4. Trade account receivable	0.08	0.22	0.47	0.66	
19. Bangkok Telecom Engineering Co.,Ltd. (BTE)/ The Shinawatra family, the major shareholder of SHIN, holds 100.00%	The Company and DPC engage BTE for the installation of telecommunication equipment.					They are specialized in installing base station and charge at comparative price close to the other contractors. They have to submit tenders in line with acquisition and employment policy.
	1. Cost of communication equipment	-	-	-	-	
	2. Other service fee	77.04	81.99	84.78	88.35	
	3. Trade account payable	15.45	15.80	26.82	28.89	
	4. Amount due to related parties	-	-	0.01	0.01	
20. The Shinawatra family	The Shinawatra family holds debentures of the Company.					The Company issued debentures for public offer at market price. The Company's debentures are rated at AA by TRIS and debenture holders obtain good returns.
	1. Investment funds in the Company's debentures	10.00	10.00	10.00	10.00	
	2. Interest payment	0.52	0.52	0.53	0.53	
21. The Company's Directors	The Company's directors hold debentures of the Company.					The Company issued debentures for public offer at market price. The Company's debentures are rated at AA by TRIS and debenture holders obtain good returns.
	1. Investment funds in the Company's debentures	37.00	37.00	37.00	37.00	
	2. Interest payment	2.16	2.16	2.16	2.16	

Related parties/ Relation to the Company	Detail of transactions	31 December 2004 (Million Baht)		31 December 2005 (Million Baht)		Rational and necessity
		Company	Consolidated	Company	Consolidated	
22. National Insurance Co.,Ltd./ The Director of SHIN is the major shareholder.	The Company pays insurance for the base station and equipment. 1. Insurance payment.	25.34	26.10	58.37	63.98	They provide insurance service for the Company at the same rate charging on any other customers.
23. National Finance Public Co.,Ltd./ (NFS) The Audit committee of AIS is the MD of NFS.	The Company pays finance leasing of computer and rent office space. 1. Computer leased rental expense 2. Rental and other service expense	129.08 0.42	129.08 0.59	89.52 0.39	89.52 0.39	They provide finance lease service and charge the Company at the same rate charging on any other customers. All computer rental's contract have ended within November 2005
24. ITV PLC., Ltd (ITV)/ SHIN is the major shareholder; hold 52.94% and shares directors.	The Company advertises with and purchases station airtime from ITV, as well as ITV uses the Company mobile phone services. 1. Service income 2. Other Service 3. Rental and other service expenses 4. Trade account receivable	4.42 - 2.79 0.19	4.64 - 2.79 0.29	2.65 3.18 7.48 0.02	2.90 3.18 7.48 0.10	ITV operates as the first UHF system television in Thailand. ITV's activities cover acquisition, sale of advertising airtime and broadcasting television signals for nationwide viewing. The Company is charged at the same rate as any other customers.

Audit Committee Report 2005

To the Shareholders of Advanced Info Service Public Company Limited

The Audit Committee comprises three independent directors with expertise in finance, accounting and business administration: Mr Suphadej Poonpipat[1/] as the Chairman, and Mr Arun Churdboonchart and Mr Boonchoo Direksathapon[2/] as Committee members, with Mrs Suvimon Kulalert as the Secretary. All members possess adequate qualifications for their posts as required by the Stock Exchange of Thailand's regulations..

The Audit Committee has performed its duties and responsibilities, as assigned by the Board of Directors, in compliance with the Audit Committee Charter and in accordance with the requirements of the Stock Exchange of Thailand. The Audit Committee conducted a total of twelve meetings and one special meeting, and appropriately consulted with senior management, external auditors and internal auditors during 2005 aligned with the scope of responsibility assigned. This can be summarised as follows:

1. Reviewed quarterly and annual financial statements of the Company and its subsidiaries for 2005, which had already been reviewed and audited by the external auditor, before submitting them to the Board of Directors for approval. In addition, the Audit Committee considered and acknowledged the management letter and audit approach for the external auditor's 2005 financial statements. The Audit Committee came to the conclusion that internal control of the financial reporting process was adequate to ensure that these financial statements represented the Company's financial status and operating results accurately, that they were in accordance with generally accepted accounting principles, and that they were adequately and promptly disclosed.

2. Reviewed connected transactions executed with related parties who were considered having a conflict of interest, and reviewed the sufficiency of the disclosure of these transactions in accordance with the requirements of the Stock Exchange of Thailand. The Audit Committee came to the conclusion that the abovementioned transactions were fairly conducted and priced with a view to giving the utmost benefit to the Company at arm's length and that they were adequately disclosed. In addition, some transactions were appraised by an independent appraiser.

3. Reviewed compliance with Securities and Exchange laws, regulations of the Stock Exchange of Thailand, and other relevant laws including Securities and Exchange acts, regulations of the Securities and Exchange Commission, Public Company Act BE2535, rules and regulations of the National Telecommunications Commission (NTC), the Revenue Code, Labour Law, business commitments with third party agreements, and other lawsuits with the Company's counsel. The Audit Committee came to the conclusion that the Company had complied with all applicable regulatory requirements.

4. Reviewed the internal control system of major business processes such as the IT security system and the service revenue process. In addition, the Audit Committee evaluated the Company's internal control system, which consisted of management control, financial control, and compliance control, based on guidelines from the Office of the Securities and Exchange Commission. The Audit Committee came to the conclusion that the internal control system was adequate and functioning effectively with a good internal environment, appropriate risk management system, good control activity, good information and communication systems, and adequate monitoring. Moreover, all operational processes were being continuously and regularly developed.

5. Reviewed the risk management system and the progress of the risk management plan as proposed by the Risk Management Committee. The Audit Committee came to the conclusion that the risk management system were adequate and functioning effectively with clearly positioned responsible persons to monitor and minimise risk levels to risk appetite levels.



6. Reviewed the Internal Auditing System. The Audit Committee reviewed internal audit reports for 2005 of major business processes and continuously reviewed the progress of the audit. In addition, the Audit Committee agreed to the Internal Audit Action Plan 2006 under a risk-based approach and approved to retain independent assessors to perform an independent quality assessment review of internal auditing in 2006. The Audit Committee came to the conclusion that the Internal Auditing System was performed independently, adequately and effectively, and incorporated continuous improvement of the internal audit process to follow the international standard.

7. Proposed Audit Committee reports to the Board quarterly, and provided useful recommendations for managing business operations to Management. Management appropriately improved its operations in accordance with these recommendations.

8. Considered the nomination and appointment of the external auditor and the annual audit fee for 2006 to seek approval from the Company's Board of Directors for the General Shareholders' meeting 2006. The Audit Committee reviewed the independence, performance and services of the external auditor including the audit fees. The Audit Committee concluded that external auditors from PricewaterhouseCoopers ABAS Ltd be appointed the Certified Public Accountant of the Company for 2006. This recommendation was made to the Board of Directors prior to being presented at the General Shareholders' meeting.

9. Reviewed and evaluated the Audit Committee scope and performance for 2005 by benchmarking with good practices, which consisted of composition, meetings, activities, and dealings with Management and the external auditor. The Audit Committee came to the conclusion that its scope and performance were consistent with good practices to aid the fulfilment of good corporate governance effectively.

In 2005, the Audit Committee exercised its judgement and independently fulfilled its duties and responsibilities with sufficient competency, and with full access to information from Management, employees and relevant persons. The Audit Committee also gave comments and recommendations on the equitable treatment of all of stakeholders.

In summary, the Audit Committee gave judgment that the Board of Directors and Management have operated with an ethical mind, and have had the intention of performing duties professionally to achieve the Company's goals. The Company has committed itself to an "importance of business" operation under an effective internal control system. In addition, the Company has continuously conducted a concise and appropriate risk management system, and has effective corporate governance.

Mr. Suphadej Poonpipat[1/] did not review and did not give an opinion on the annual financial statements and the connected transactions including other issues, which were presented in the Audit Committee meeting No.2/2006 and No.3/2006, 10 February 2006 and 16 February 2006 respectively, since he resigned from his position as Independent Director and Chairman of the Audit Committee on 24 January 2006.

Mr Suphadej Poonpipat[1/]	**Mr Arun Churdboonchart**	**Mr Boonchoo Direksathapon[2/]**
Chairman of the Audit Committee	The Audit Committee	The Audit Committee

Remark [1/] Mr Suphadej Poonpipat resigned as Chairman of the Audit Committee and Independent Director on 24 January 2006. However, he still remains the Director of the Company.

[2/] Mr Boonchoo Direksathapon was temporarily appointed Chairman of the Audit Committee for the period of the selection process, effective on 24 January 2006.

Both above mentioned issues were approved in the Board of Directors meeting No.1/2006 on 24 January 2006.

Board of Directors' Responsibility for Financial Reporting

The Board of Directors is responsible for Advanced Info Service Public Company Limited's financial statements and Advanced Info Service Public Company Limited and its subsidiaries' consolidated financial statements, including the financial information presented in this annual report. The aforementioned financial statements are prepared in accordance with generally accepted accounting principles, using careful judgment and the best estimation. Important information is adequately and transparency disclosed in the notes to financial statements for the Company shareholders and investors.

The Board of Directors has provided and maintained risk management system and appropriate and efficient internal controls to ensure that accounting records are accurate, reliable and adequate to protect its assets and uncover any weakness that may be present in order to prevent fraud or materially irregular operations.

In this regard, the Board of Directors has appointed an Audit Committee to be responsible for reviewing the accounting policy financial reports, review internal controls, internal audit and risk management system. The Audit Committee has also reviewed a disclosure of related party transactions. All their comments on these issues have included in the Audit Committee Report which presented in this annual report.

The financial statements of the Company and the consolidated financial statements of Company and its subsidiaries have been examined by an external auditor, PricewaterhouseCoopers ABAS Limited. To conduct the audits and express an opinion in accordance with generally accepted auditing standards, the auditor was provided with all of the Company's records and related data as requested. The auditor's opinion is presented in the auditor's report as part of this annual report.

The Board of Directors believes that the Company's overall internal control system has functioned up to the satisfactory level and rendered creditability and reliability to Advanced Info Service Public Company Limited's financial statements and Advanced Info Service Public Company Limited and its subsidiaries' consolidated financial statements for the year ended December 31, 2005. The Board of Directors also believe that all these financial statements have been prepared in accordance with generally accepted accounting principles and related regulations.



Dr. Paiboon Limpaphayom (Ph.d.)
Chairman of the Board of Directors



Mr. Somprasong Boonyachai
Chairman of the Executive Committee

Overview

Subscriber base grew 8.07%

As at the end of year 2005, the Company and its subsidiaries ("The Group") had the total of 16,408,900 mobile phone subscribers, comprising of 1,999,700 GSM advance and GSM 1800 subscribers and 14,409,200 One-2-Call! subscribers. This represented an increase of 1,224,900 subscribers or 8.07% from the total of 15,184,000 subscribers as at year-end 2004.

During this year, the Group expanded to new businesses as follow:

- Buddy Broadband: a home entertainment services using ADSL technology to deliver simultaneously broadband TV and high-speed internet through telephone landlines. The services include free TV, movie on demand, music video, news, documentary, and entertainment from various content partners.
- MPay: a mobile electronic payment system that enables customers to conveniently make secured payment through mobile devices for their daily-life transactions such as good and services, utilities bill payment, online shopping, and etc.

In 2005, the Group recorded total revenues of Baht 92,517 million, a decline of 4.1% y-o-y, caused by price competitions during 2Q05 and pressured consumer spending following to the rapid surge in oil price.

Net profit was Baht 18,909 million, decreased by 6.7% y-o-y due to lower service revenue, higher amortization cost, and cost of new service "Buddy Broadband". Moreover, concession fee of postpaid service (GSM Advance) increased from a total of 25% of revenues to 30% since October, according to AIS concession contract. On the other hand, the Group had a better control of SG&A expenses, of which reduced by 8.7% y-o-y, attributable to stringent cost control measures, decrease allowance for doubtful account, and lower marketing expenses.

The Group recorded a lower corporate income tax due to tax reclaim after it changed the timing of revenue recognition of cash card sales from previously the point of sales to when customers activate the cards.

Total Revenue

Service revenues and equipment sales have been our primary source of revenues, which include revenues from mobile telecommunication business, data network communication services (Datakit Virtual Circuit Switch), and the provision of call centre services.

Revenues classified by nature of activities

	2005		2004	
	Million Baht	%	Million Baht	%
Revenues from services and equipment rentals				
Mobile phone	79,976	86.4	83,912	87.0
Data Communications	553	0.6	477	0.5
Call Centre	5	0.0	6	0.0
Total	80,534	87.0	84,395	87.5
Sale revenues				
Handsets	11,979	12.9	12,032	12.5
Data Communications	4	0.1	10	0.0
Total	11,983	13.0	12,042	12.5
Grand Total	92,517	100.0	96,437	100.0

Intense competitions in the telecom market caused a contraction of service revenue

• Revenue from services and equipment rentals

Revenues from mobile phone services decreased by 4.6% y-o-y from Baht 84,395 million in 2004 to Baht 80,534 million in 2005. As a result of intense competition in the telecommunication market, tariffs of mobile phone service fell considerably. This had pushed down average revenue per user (ARPU) of GSM advance, One-2-Call! and GSM 1800 in 2005 to Baht 1,127, Baht 315 and Baht 973 respectively.

Breakdown of subscribers and Average Revenue Per User (ARPU)

	New subscriber additions			**Consolidated Subscribers**			**ARPU (Baht/month)**		
	GSM Advance	One-2-Call!	GSM 1800	GSM Advance	One-2-Call!	GSM 1800	GSM Advance	One-2-Call!	GSM 1800
2004	32,100	1,939,900	(27,200)	1,947,900	13,063,700	172,400	1,233	359	1,104
2005	(84,600)	1,345,500	(36,000)	1,863,300	14,409,200	136,400	1,127	315	973

Subscriber growth had been slow due to pressures from the sharp increase in fuel prices since beginning of the year. The subscriber base growth of 1.2 million subscribers was not enough to compensate for the fall in service tariffs.

Lower average selling price made sales flat

• Revenue from sales

In 2005, handset sales were Baht 11,979 million, a slight decline of 0.4% from Baht 12,032 million in 2004. The decrease in handset revenues was driven by higher sales volumes but at lower selling price per unit, affected by competitions in handset market.

Total Cost

Total cost includes cost of services and equipment rentals, concession fee and excise tax, and cost of sales. In 2005 The Group incurred Baht 54,198 million of total cost, rising by 2.3% from Baht 52,995 million in 2004.

• Cost of services and equipment rentals

Amortization and new broadband service pushed up costs

Cost of services and equipment rentals was Baht 24,205 million in 2005 which rose by 8.0% from Baht 22,415 million in 2004. The increment was due to higher network amortization resulting from continued expansion of mobile service network. Moreover, a new business "Buddy Broadband" incurred related service costs.

• Concession fee and excise tax

The concession fee and excise tax declined from Baht 19,970 million in 2004 or down 3.8% to Baht 19,215 million in 2005 due to lower revenues from mobile services. However, the concession fee for postpaid revenue increased from 25% to 30% started since October 2005.

Gross profit margin calculated from service and equipment rental revenues stood at 46.1% in 2005 and 49.8% in 2004.

• Cost of Sales

In 2005, cost of sales accounted for Baht 10,778 million, an increase of Baht 167 million, from Baht 10,611 million in 2004.

Gross profit margin calculated from sales revenues was 10.1% in 2005, a decrease from 11.9% in 2004. The lower margin was due to continued strong competition in the handset distribution market.

Selling and Administrative expenses

The Group showed a lower selling and administrative expenses from Baht 11,027 million in 2004 down to Baht 10,067 million in 2005 or decreased by 8.7% y-o-y. The decline in SG&A of year 2005 was principally resulted from:

SG&A decreased mainly from lower marketing spending

1. In 2005, marketing expense decreased by Baht 824 million or 23.5% as a part of our cost control measures. This represented 2.9% of total revenue.
2. A decrease of Baht 252 million in bad debt and allowance for doubtful account due mainly to the Group's efforts in strengthening collection performance in the period before.
3. In 2004, we had donation Baht 120 million for helping Tsunami's victims.

Interest expenses

The Group showed interest expense of Baht 1,529 million, a decrease of Baht 600 million from Baht 2,129 million in 2004, resulting from debenture redemption of Baht 4,000 million.

Lower income tax for YE05 resulted from tax reclaim from cash card sales

Income Tax

In 2005 the income tax expense considerably decreased to Baht 8,435 million from Baht 10,601 million in 2004 as a result of tax reclaim from cash card business. The timing of its cash card revenue recognition was changed from the point of sales to when the customers activate the cards since the third quarter of 2005.

Net Profit

The Group's net profit was Baht 18,909 million in 2005, a fall from Baht 20,258 million in 2004 (6.7%) as the reasons mentioned above.

Financial Position

Total Asset decreased by 1.8% from YE04

1. Assets

As of year-end 2005 our total assets amounted to Baht 119,014 million, a 1.8% lower from Baht 121,168 million as of year-end 2004. Current assets accounted for 17.1% of total asset while non-current assets stood at 82.9%. Details of major items therein are as follows:

• Cash & cash equivalents

Cash and cash equivalents outstanding as of year-end 2005 were Baht 11,456 million increased by Baht 2,007 million or 21.2% from Baht 9,449 million as of year-end 2004. The Company generates Baht 33,591 million net cash flow from operating activities compared to Baht 38,932 million in 2004 due to Baht 4,690 million restricted cash in bank deposit in compliance to the notification of Bank of Thailand which requires cash reserve for the Group's cash card business. Net cash outflow from investing activities was stepped up due to higher network investment. Net cash flow from financing activities was lower despite higher dividend payment. This was because of lower amount of debt repayment and having cash receipt from minority interest from additional shares in a subsidiary Baht 315 million. An ending balance of Cash and Cash equivalent as of year-end 2005 must be deducted by Baht 4,690 million of restricted bank deposit for comparison with cash flow statement.

• Trade account receivables - net

Net trade account receivables totalled Baht 4,526 million as of year-end 2005, declined by 21.4% from Baht 5,761 million as of year-end 2004. The improvement in trade account receivables turnover from 14.49 times in 2004 to 15.60 times in 2005 also implied an effective collection system.

• **Inventories - net**

As of year-end 2005, inventory level was Baht 1,156 million, increased from Baht 1,037 million in 2004. Inventory turnover was 10.28 times at year-end 2004 but fell to 9.83 times at year-end 2005. This was due to higher efficiency of inventory control policy for dynamic handset market.

• **Other current assets**

As of year-end 2005, other current assets stood at Baht 2,714 million, increased by Baht 333 million from year-end 2004's level of Baht 2,382 million. The main balance item came from account receivable-cash card and prepaid expense amounting Baht 1,266 million and Baht 887 million, respectively.

• **Property and equipment, net (incl. Computer software)**

Our property and equipment - net for year-end 2005 equalled to Baht 9,700 million decreased by Baht 1,918 million from year-end 2004's level of Baht 11,618 million as new investments were less than depreciation and amortisation.

We undertake our asset assessments and review any possibility of asset value impairment every year in order to properly adjust the relevant book value. The effort is aimed to make our balance sheet reflect, as closely as possible, the true economic value of those assets.

• **Assets under concession agreements, net**

Investment costs of the cellular network are the main items under the concession agreements. As of year-end 2005, the net assets under the concession agreements totalled Baht 75,843 million, a slight increase from Baht 75,658 million recorded as of year-end 2004.

2. Liabilities

As of year-end 2005, the total liabilities were Baht 47,933 million, decreased from Baht 53,080 million in 2004. Total liabilities comprised of 76.4% current liabilities and 23.6% non-current liabilities. The incremental proportion of current liabilities to total liability was due to a large amount of current portion of long term debenture on schedule. Details of major items therein are as follows:

• **Trade account payables**

As of year-end 2005, trade account payables were Baht 4,520 million, continuously declining compared to Baht 4,790 million in 2004. Turnover in trade account payables increased from 6.29 times in 2004 to 7.51 in 2005.

• **Accrued concession fees, concession rights payable and accrued excise taxes**

Concession rights are paid for operational rights granted to one of our subsidiaries under the digital GSM 1800 concession agreement. As of year-end 2005, concession rights payable and accrued interest payable to Total Access Communication (Public) Ltd (TAC) amounted to Baht 4,739 million, a certain part of which was accrued in 2002 and 2003. It should be noted that the matter remains inconclusive. We have negotiated for a payment reduction; however, in 2003, TAC took the matter to arbitration and our subsidiary filed for an appeal.

Concession fees, concession rights payable and accrued excise taxes increased from Baht 7,017 million in 2004 to Baht 7,354 million in 2005 or up by Baht 337 million. From October 2005 onward, concession fee on post-paid revenue sharing to TOT changed from 25% to 30% and keep this rate for the next 5 year.

• **Debentures and Loans**

Debentures and loans are composed of long-term debentures, and financial leases. As of year-end 2005, these items were Baht 25,451 million, decreasing from Baht 29,521 million in 2004. During the year, we settled Baht 4,000 million of long-term debenture and Baht 103 million of financial lease obligations, and engaged in a new financial lease arrangement worth Baht 8 million.

As of year-end 2005, we recorded the current portions of Baht 14,241 million and the long-term portion of Baht 11,210 million.

• **Other current liabilities**

Other current liabilities decreased from Baht 11,213 million in 2004 to Baht 10,415 million in 2005 which consisted of Baht 3,315 million advanced payments received from cash cards, Baht 2,992 million accrued tax liabilities, and Baht 2,198 million unearned income from scratch card.

3. Shareholders' equity

Shareholder' equity rose by 4.4% from net operating results

On a consolidated basis, shareholder's equity improved to Baht 71,081 million in 2005 compared to Baht 68,087 million in 2004 from net operating results. The paid-up capital was Baht 2,951 million, and premiums on share capital were Baht 20,730 million. An increase in capital base was due to the issuance of new common stocks worth Baht 265 million to provide shares for exercise of outstanding warrants (under employee stock option program). Payments made in advance for another newly issued shares amounted to Baht 25 million.

A Baht 18,909 million net profit for the year contributed largely to retained earnings of Baht 45,817 million (excluded legal reserve and capital reserve for treasury stock).

During the year we made Baht 16,492 million in cash dividends for twice a year, at a dividend ratio of Baht 2.60 and Baht 3.00 per share.

During the year, various credit rating agencies had conducted credit reviews of our entity and subsidiaries. They were:

1. Standard & Poor's Rating Services rated our local and foreign currency at A-, raised from BBB+ in 2004.
2. TRIS Rating Agency rated our company and our unsecured debentures at AA, the same level as in 2004 and 2003.

4. Capital Structure Analysis

The debt to equity ratio improved from 0.78:1 in 2004 to 0.67:1 in 2005. This was a result of continual decline in total liabilities from debenture/loan repayments. It should be noted that it is our policy to maintain the debt to equity ratio of both our entity and our subsidiaries at a level not exceeding 2:1.

5. Liquidity Analysis

At year-end 2005, consolidated net cash flow from operating activities was Baht 33,591 million decreased by Baht 5,341 million from the previous year. This was mainly due to Baht 4,690 million restricted cash in bank deposit in compliance to the notification of Bank of Thailand which requires cash reserve for the Group's cash card business. Consolidated cash outlays relating to investment activities rose from Baht 13,107 million in 2004 to Baht 16,263 million in 2005. Net cash flow from financing activities was negative at Baht 20,024 million compared to Baht 25,008 million in 2004, reflecting the use of funds for dividend payments, and debenture redemptions, the source of fund came from share capital increased and cash receipt from additional share in a subsidiary from minorities. Thus, as at year-end 2005, cash and cash equivalent showed net increase of Baht 2,007 million.

Current ratio decreased from 0.69:1 in 2004 to 0.56:1 in 2005. Operating cash flow to current liability ratio reflected from 1.42:1 in 2004 to 0.92:1 in 2005. The collection period stood at from 25 days in 2004 to 23 days in 2005. The day sales period was expanded from 35 days in 2004 to 37 days in 2005. The payment period declined from 57 days in 2004 to 48 days in 2005.

6. Solvency Analysis

In terms of the ability to meet our long-term debt obligations, our solvency depends on both its level of future cash flows and the level of debts. The interest coverage ratio grew up from to 25.75 in 2004 to 34.78 in 2005, as a result of sustaining net cash flow from operations at the high level as well as trimming down in interest payment owing to repayment in debentures.

Auditor's Report

To the Shareholders of Advanced Info Service Public Company Limited

I have audited the accompanying consolidated and company balance sheets as at 31 December 2005 and 2004, and the related consolidated and company statements of income, changes in shareholders' equity and cash flows for the years then ended of Advanced Info Service Public Company Limited and its subsidiaries, and of Advanced Info Service Public Company Limited, respectively. The Company's management is responsible for the correctness and completeness of information in these financial statements. My responsibility is to express an opinion on these financial statements based on my audits.

I conducted my audits in accordance with generally accepted auditing standards. Those standards require that I plan and perform an audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. I believe that my audits provide a reasonable basis for my opinion.

In my opinion, the consolidated and company financial statements referred to above present fairly, in all material respects, the consolidated and company financial position as at 31 December 2005 and 2004, and the consolidated and company results of operations, and cash flows for the years then ended of Advanced Info Service Public Company Limited and its subsidiaries, and of Advanced Info Service Public Company Limited, respectively, in accordance with generally accepted accounting principles.



PRASAN CHUAPHANICH
Certified Public Accountant (Thailand) No. 3051
PricewaterhouseCoopers ABAS Limited

Bangkok
27 February 2006

Balance Sheets

As at 31 December 2005 and 2004

	Notes	Consolidated 2005 Baht	Consolidated 2004 Baht	Company 2005 Baht	Company 2004 Baht
ASSETS					
Current Assets					
Cash and cash equivalents	5	11,456,372,999	9,449,330,472	1,824,526,104	1,535,118,279
Short-term investments	6	298,840,229	186,207,614	-	-
Trade accounts receivable, net	7	4,526,263,753	5,761,004,121	5,450,855,918	6,041,576,537
Amounts due from and loan to related parties	30	3,017,020	444,852	40,076,246	25,606,911
Inventories, net	8	1,156,344,711	1,037,198,548	-	-
Spare part inventories for mobile phone network maintenance, net		190,796,193	244,997,771	186,223,733	221,788,232
Advances to suppliers		-	56,964,919	-	56,964,919
Other current assets	9	2,714,948,628	2,381,737,275	1,231,657,060	2,265,312,827
Total Current Assets		20,346,583,533	19,117,885,572	8,733,339,061	10,146,367,705
Non-Current Assets					
Investments in subsidiaries, net	10	-	-	30,148,159,226	27,938,773,776
Property, plant and equipment, net	11	8,259,476,007	10,161,944,340	7,917,281,797	9,904,614,430
Assets under concession agreements, net	12	75,842,690,139	75,657,773,100	68,028,652,961	66,359,237,195
Intangible assets					
Computer software, net	13	1,440,356,512	1,456,114,767	1,351,641,686	1,456,114,767
Concession rights, net	14	3,505,927,447	3,960,750,487	-	-
Goodwill, net	14	9,003,946,669	10,170,850,669	-	-
Other assets, net	15	614,907,761	642,281,076	516,565,973	523,692,994
Total Non-Current Assets		98,667,304,535	102,049,714,439	107,962,301,643	106,182,433,162
Total Assets		119,013,888,068	121,167,600,011	116,695,640,704	116,328,800,867

The accompanying notes on pages 105 to 149 are an integral part of these consolidated and company financial statements.

Balance Sheets

As at 31 December 2005 and 2004

	Notes	Consolidated		Company	
		2005	2004	2005	2004
		Baht	Baht	Baht	Baht
LIABILITIES AND SHAREHOLDERS' EQUITY					
Current Liabilities					
Trade accounts payable	16	4,520,100,077	4,790,178,640	4,482,010,251	4,318,775,123
Amounts due to and loans from					
related parties	30	365,129,112	419,120,707	8,479,779,899	3,001,486,289
Current portion of long-term borrowings	17	10,093,849	97,474,859	9,756,392	97,146,774
Current portion of long-term					
debentures, net	17	14,230,844,696	3,975,850,489	14,230,844,696	3,975,850,489
Concession right payable,					
accrued concession fee and excise tax	19	7,354,234,469	7,017,455,653	2,295,986,824	2,121,308,573
Forward contract payable, net	3	16,360,000	-	16,360,000	-
Other current liabilities	18	10,145,258,815	11,213,210,833	5,788,538,365	10,036,956,268
Total Current Liabilities		36,642,021,018	27,513,291,181	35,303,276,427	23,551,523,516
Non-Current Liabilities					
Long-term borrowings	17	18,524,327	26,004,224	17,052,917	25,222,525
Long-term debentures, net	17	11,191,281,527	25,422,126,223	11,191,281,527	25,422,126,223
Deposits from customers		13,071,745	13,050,628	-	-
Unearned income		67,868,800	105,960,000	-	-
Total Non-Current Liabilities		11,290,746,399	25,567,141,075	11,208,334,444	25,447,348,748
Total Liabilities		47,932,767,417	53,080,432,256	46,511,610,871	48,998,872,264

The accompanying notes on pages 105 to 149 are an integral part of these consolidated and company financial statements.

Balance Sheets

As at 31 December 2005 and 2004

		Consolidated		Company	
		2005	2004	2005	2004
	Notes	Baht	Baht	Baht	Baht
LIABILITIES AND SHAREHOLDERS' EQUITY					
Shareholders' Equity					
Share capital					
Authorised share capital		5,000,000,000	5,000,000,000	5,000,000,000	5,000,000,000
Issued and fully paid-up share capital	22	2,950,639,869	2,945,188,074	2,950,639,869	2,945,188,074
Premium on share capital	22	20,729,933,193	20,470,525,112	20,729,933,193	20,470,525,112
Treasury stock	24	(83,129,756)	(83,129,756)	(83,129,756)	(83,129,756)
Advanced receipts for share subscription	22, 31	25,257,338	11,051,130	25,257,338	11,051,130
Retained earnings					
Appropriated - Legal reserve	23	500,000,000	500,000,000	500,000,000	500,000,000
Appropriated - Capital reserve for treasury stock		83,129,756	-	83,129,756	-
Unappropriated		45,817,012,770	43,483,253,575	45,817,012,770	43,483,253,575
Total Parent's Shareholders' Equity		70,022,843,170	67,326,888,135	70,022,843,170	67,326,888,135
Fair value reserve of available-for-sale securities		25,242,500	14,267,500	-	-
Unrealised gain from dilution of investment		161,186,663	3,040,468	161,186,663	3,040,468
Minority interests		871,848,318	742,971,652	-	-
Total Shareholders' Equity, net		71,081,120,651	68,087,167,755	70,184,029,833	67,329,928,603
Total Liabilities and Shareholders' Equity		119,013,888,068	121,167,600,011	116,695,640,704	116,328,800,867

The accompanying notes on pages 105 to 149 are an integral part of these consolidated and company financial statements.

Statements of Income

For the years ended 31 December 2005 and 2004

		Consolidated		Company	
		2005	2004	2005	2004
	Notes	Baht	Baht	Baht	Baht
Revenues					
Revenues from services and equipment rentals		80,533,632,640	84,394,938,955	74,882,896,572	77,708,921,937
Sales		11,983,015,859	12,042,545,825	-	-
Total revenues		92,516,648,499	96,437,484,780	74,882,896,572	77,708,921,937
Cost					
Cost of services and equipment rentals		24,205,074,557	22,414,627,596	25,300,070,691	22,116,190,361
Concession fee and excise tax		19,215,167,473	19,969,988,012	17,602,350,899	18,497,061,820
Cost of sales		10,778,253,832	10,610,682,379	-	-
Total cost		54,198,495,862	52,995,297,987	42,902,421,590	40,613,252,181
Gross profit		38,318,152,637	43,442,186,793	31,980,474,982	37,095,669,756
Selling and administrative expenses		10,067,021,985	11,027,209,368	9,088,802,094	9,523,073,342
Profit from sales, services and equipment rentals	25	28,251,130,652	32,414,977,425	22,891,672,888	27,572,596,414
Other operating income	26	582,915,342	565,909,672	623,780,532	509,236,531
Net gain on exchange rate		39,463,872	77,873,087	36,761,028	51,461,490
Directors' remuneration	30	(5,986,133)	(4,800,000)	(5,686,133)	(4,800,000)
Operating results		28,867,523,733	33,053,960,184	23,546,528,315	28,128,494,435
Share of net profit of investments - equity method		-	-	3,423,180,509	2,721,061,462
Profit before interest and tax		28,867,523,733	33,053,960,184	26,969,708,824	30,849,555,897

The accompanying notes on pages 105 to 149 are an integral part of these consolidated and company financial statements.

Statements of Income

For the years ended 31 December 2005 and 2004

	Notes	Consolidated		Company	
		2005	2004	2005	2004
		Baht	Baht	Baht	Baht
Profit before interest and tax		28,867,523,733	33,053,960,184	26,969,708,824	30,849,555,897
Interest expense		(1,528,663,428)	(2,128,642,592)	(1,537,607,942)	(1,855,188,800)
Income tax		(8,434,947,160)	(10,601,478,122)	(6,523,594,129)	(8,736,318,496)
Profit before minorities		18,903,913,145	20,323,839,470	18,908,506,753	20,258,048,601
(Loss) Profit attributable to minorities, net		(4,593,608)	65,790,869	-	-
Net profit for the year		18,908,506,753	20,258,048,601	8,908,506,753	20,258,048,601
Basic earnings per share	27				
Net profit for the year		6.42	6.89	6.42	6.89
Diluted earnings per share	27				
Net profit for the year		6.42	6.88	6.42	6.88

The accompanying notes on pages 105 to 149 are an integral part of these consolidated and company financial statements.

Statements of Changes in Shareholders' Equity

For the years ended 31 December 2005 and 2004

Consolidated (Baht)

	Issued and paid up share capital (Note 22)	Premium on share capital	Treasury Stock	Advanced receipt for share subscription	Legal reserve	Capital reserve for treasury stock	Unappropriated retained earnings	Fair value reserve	Unrealised gain from dilution of investment	Minority interests	Total
Opening balance 2005	2,945,188,074	20,470,525,112	(83,129,756)	11,051,130	500,000,000	-	43,483,253,575	14,267,500	3,040,468	742,971,652	68,087,167,755
Net profit for the year	-	-	-	-	-	-	18,908,506,753	-	-	-	18,908,506,753
Dividend paid (Note 28)	-	-	-	-	-	-	(16,491,617,802)	-	-	(23,383,591)	(16,515,001,393)
Additional shares in subsidiaries from minorities	-	-	-	-	-	-	-	-	-	315,000,060	315,000,060
Transfer of advanced receipts to additional shares (Note 22)	252,747	10,798,383	-	(11,051,130)	-	-	-	-	-	-	-
Additional shares (Note 22)	5,199,048	248,609,698	-	-	-	-	-	-	-	-	253,808,746
Advanced receipt for share subscription (Note 22, 31)	-	-	-	25,257,338	-	-	-	-	-	-	25,257,338
Fair value reserve of securities available-for-sale	-	-	-	-	-	-	-	10,975,000	-	-	10,975,000
Unrealised gain from dilution of investment	-	-	-	-	-	-	-	-	158,146,195	(158,146,195)	-
Capital reserve for treasury stock	-	-	-	-	-	83,129,756	(83,129,756)	-	-	-	-
Loss attributable to minorities	-	-	-	-	-	-	-	-	-	(4,593,608)	(4,593,608)
Closing balance 31 December 2005	2,950,639,869	20,729,933,193	(83,129,756)	25,257,338	500,000,000	83,129,756	45,817,012,770	25,242,500	161,186,663	871,848,318	71,081,120,651
Opening balance 2004	2,938,524,890	20,169,275,161	(83,129,756)	25,525,832	500,000,000	-	35,720,062,307	-	-	355,945,246	59,626,203,680
Net profit for the year	-	-	-	-	-	-	20,258,048,601	-	-	-	20,258,048,601
Dividend paid	-	-	-	-	-	-	(12,494,857,333)	-	-	(29)	(12,494,857,362)
Acquisition of investment in a subsidiary	-	-	-	-	-	-	-	-	-	1,725,614	1,725,614
Additional shares in a subsidiary from minorities	-	-	-	-	-	-	-	-	-	322,550,420	322,550,420
Transfer of advanced receipts to additional shares	534,763	24,991,069	-	(25,525,832)	-	-	-	-	-	-	-
Additional shares	6,128,421	276,258,882	-	-	-	-	-	-	-	-	282,387,303
Advanced receipt for share subscription	-	-	-	11,051,130	-	-	-	-	-	-	11,051,130
Fair value reserve of available-for-sale securities	-	-	-	-	-	-	-	14,267,500	-	-	14,267,500
Unrealised gain from dilution of investment	-	-	-	-	-	-	-	-	3,040,468	(3,040,468)	-
Profit attributable to minorities	-	-	-	-	-	-	-	-	-	65,790,869	65,790,869
Closing balance 31 December 2004	2,945,188,074	20,470,525,112	(83,129,756)	11,051,130	500,000,000	-	43,483,253,575	14,267,500	3,040,468	742,971,652	68,087,167,755

The accompanying notes on pages 105 to 149 are an integral part of these consolidated and company financial statements.

Statements of Changes in Shareholders' Equity

For the years ended 31 December 2005 and 2004

	Company (Baht)								
	Issued and paid up share capital (Note 22)	Premium on share capital	Treasury Stock	Advanced receipt for share subscription	Unrealised gain from dilution of investment	Legal reserve	Capital reserve for treasury stock	Unappropriated retained earnings	Total
Opening balance 2005	2,945,188,074	20,470,525,112	(83,129,756)	11,051,130	3,040,468	500,000,000	-	43,483,253,575	67,329,928,603
Net profit for the year	-	-	-	-	-	-	-	18,908,506,753	18,908,506,753
Dividend paid (Note 28)	-	-	-	-	-	-	-	(16,491,617,802)	(16,491,617,802)
Transfer of advanced receipts to									
additional shares (Note 22)	252,747	10,798,383	-	(11,051,130)	-	-	-	-	-
Additional shares (Note 22)	5,199,048	248,609,698	-	-	-	-	-	-	253,808,746
Advanced receipt for share									
subscription (Note 22, 31)	-	-	-	25,257,338	-	-	-	-	25,257,338
Unrealised gain from dilution of investment	-	-	-	-	158,146,195	-	-	-	158,146,195
Capital reserve for treasury stock	-	-	-	-	-	-	83,129,756	(83,129,756)	-
Closing balance 2005	2,950,639,869	20,729,933,193	(83,129,756)	25,257,338	161,186,663	500,000,000	83,129,756	45,817,012,770	70,184,029,833
Opening balance 2004	2,938,524,890	20,169,275,161	(83,129,756)	25,525,832	-	500,000,000	-	35,720,062,307	59,270,258,434
Net profit for the year	-	-	-	-	-	-	-	20,258,048,601	20,258,048,601
Dividend paid	-	-	-	-	-	-	-	(12,494,857,333)	(12,494,857,333)
Transfer of advanced receipts to									
additional shares	534,763	24,991,0696	-	(25,525,832)	-	-	-	-	-
Additional shares	6,128,421	276,258,882	-	-	-	-	-	-	282,387,303
Advanced receipt for share subscription	-	-	-	11,051,130	-	-	-	-	11,051,130
Unrealised gain from dilution of investment	-	-	-	-	3,040,468	-	-	-	3,040,468
Closing balance 2004	2,945,188,074	20,470,525,112	(83,129,756)	11,051,130	3,040,468	500,000,000	-	43,483,253,575	67,329,928,603

The accompanying notes on pages 105 to 149 are an integral part of these consolidated and company financial statements.

Statements of Cash Flows

For the years ended 31 December 2005 and 2004

		Consolidated		Company	
		2005	2004	2005	2004
	Notes	Baht	Baht	Baht	Baht
Cash flows from operating activities	29	33,590,815,388	38,932,081,706	29,178,418,693	32,732,899,019
Cash flows from investing activities:					
Net changes in short-term investments		(101,657,614)	982,811	-	-
Net changes in advances to suppliers		56,964,919	352,609,754	56,964,919	351,964,815
Proceeds from disposals of property and equipment		11,409,862	17,291,310	84,287,624	5,357,050
Acquisition of subsidiaries, net of cash acquired	10	-	(472,385)	(213,000,000)	(2,413,469)
Cash invested in long-term investments in a subsidiary	10	-	-	(249,999,940)	(177,449,580)
Purchases of property, plant, equipment and computer software		(3,399,908,279)	(4,406,145,887)	(3,218,032,812)	(4,336,127,385)
Purchases of assets under concession agreements		(12,830,441,666)	(9,071,156,905)	(12,373,941,543)	(8,375,424,166)
Dividend received from subsidiaries		-	-	1,834,941,194	117,599,971
Net cash payments for investing activities		(16,263,632,778)	(13,106,891,302)	(14,078,780,558)	(12,416,492,764)

The accompanying notes on pages 105 to 149 are an integral part of these consolidated and company financial statements.

Statements of Cash Flows (continued)

For the years ended 31 December 2005 and 2004

	Notes	Consolidated 2005 Baht	Consolidated 2004 Baht	Company 2005 Baht	Company 2004 Baht
Cash flows from financing activities:					
Proceeds from short-term loans from financial institution		1,500,000,000	-	1,500,000,000	-
Repayments of short-term loans from financial institutions		(1,500,000,000)	(60,000,000)	(1,500,000,000)	-
Proceeds from short-term loans from a subsidiary		-	-	9,500,000,000	2,500,000,000
Repayments of short-term loans from a subsidiary		-	-	(4,000,000,000)	(500,000,000)
Repayments of long-term borrowings		-	(4,927,448,750)	-	(1,920,000,000)
Repayments of long-term debentures	17	(4,000,000,000)	(8,000,000,000)	(4,000,000,000)	(8,000,000,000)
Repayment of finance lease principal	17	(102,624,473)	(142,005,330)	(102,208,588)	(134,899,606)
Net proceeds from capital increase	22	5,199,048	6,128,421	5,199,048	6,128,421
Net proceeds from share premium	22	248,609,698	276,258,882	248,609,698	276,258,882
Advanced receipts for share subscription	31	25,257,338	11,051,130	25,257,338	11,051,130
Cash receipts from additional share in subsidiaries from minorities	10	315,000,060	322,550,420	-	-
Payments of dividend	28	(16,491,617,802)	(12,494,857,333)	(16,491,617,802)	(12,494,857,333)
Payments of dividend to minorities		(23,383,591)	(29)	-	-
Net cash payments from financing activities		(20,023,559,722)	(25,008,322,589)	(14,814,760,306)	(20,256,318,506)
Net (decrease) increase in cash and cash equivalents		(2,696,377,112)	816,867,815	284,877,829	60,087,749
Cash and cash equivalents at the beginning of the year		9,449,330,472	8,636,841,298	1,535,118,279	1,479,409,171
Effects of exchange rate changes		4,529,996	(4,378,641)	4,529,996	(4,378,641)
Cash and cash equivalents at the end of the year		6,757,483,356	9,449,330,472	1,824,526,104	1,535,118,279

The accompanying notes on pages 105 to 149 are an integral part of these consolidated and company financial statements.

For the years ended 31 December 2005 and 2004

Supplementary information

Cash and cash equivalents

Cash and cash equivalents included in the statements of cash flows for the years ended 31 December 2005 and 2004 comprise:

	Consolidated		Company	
	2005	2004	2005	2004
	Million Baht	Million Baht	Million Baht	Million Baht
Cash and deposits at financial institutions	10,134.60	6,187.96	1,452.62	1,030.40
Short-term investments with maturities				
of three months or less	1,321.77	3,261.37	371.91	504.72
	11,456.37	9,449.33	1,824.53	1,535.12
Less restricted bank deposits	(4,698.89)	-	-	-
Total cash and cash equivalents	6,757.48	9,449.33	1,824.53	1,535.12

Interest paid, income tax and non-cash investing activities

Interest paid, income tax paid and non-cash investing activities for the years ended 31 December 2005 and 2004 comprise:

	Consolidated		Company	
	2005	2004	2005	2004
	Million Baht	Million Baht	Million Baht	Million Baht
Interest paid and income tax paid				
Interest paid	1,425.33	1,931.61	1,474.79	1,880.83
Income tax paid	9,858.92	8,880.15	7,504.72	7,804.30
Non-cash investing activities				
Outstanding debts arising from investment				
in property, plant and equipment and assets				
under concession agreements	2,354.17	2,084.62	2,164.14	2,015.57

The accompanying notes on pages 105 to 149 are an integral part of these consolidated and company financial statements.

Notes to the Consolidated and Company Financial Statements

For the years ended 31 December 2005 and 2004

1. General information

Advanced Info Service Public Co., Ltd. ("the Company") is a public limited incorporated and resident in Thailand. The Company is listed on the Stock Exchange of Thailand. For reporting purposes, the Company and its subsidiaries are referred to as the 'Group'. The address of the Company's registered office is as follows:

414 Shinawatra Tower 1, Phaholyothin Road, Phayathai, Bangkok 10400.

The principal business operations of the Group are summarised as follows:

1) The operation of a 900-MHz CELLULAR TELEPHONE SYSTEM under a concession granted from TOT Public Company Limited ("TOT"), under an agreement dated 27 March 1990, trading mobile phones and related accessories, rendering repair services for mobile phones and providing mobile phones for rent. The concession agreement of the 900-MHz CELLULAR TELEPHONE SYSTEM is ended on 30 September 2015.
2) The operation of a DATAKIT VIRTUAL CIRCUIT SWITCH under a concession granted from TOT under the agreement dated 19 September 1989, rendering services for data network communications.
3) The operation of a 1800-MHz CELLULAR TELEPHONE SYSTEM under concessions granted by CAT Telecom Public Company Limited ("CAT") to Total Access Communication Public Company Limited ("TAC") under agreements dated 14 November 1990, 23 July 1993, 20 June 1996 and 22 November 1996 ("WorldPhone Concession"). The concession agreement of the 1800-MHz CELLULAR TELEPHONE SYSTEM is ended on 15 September 2013.
4) The operation of PROVIDING CALL CENTER SERVICE
5) The operation of DISTRIBUTING OF ELECTRONIC CASH CARD
6) The operation of PROVIDING PAYMENT SERVICES VIA MOBILE PHONE

Under the agreements made with TOT in relation to the operation of DATAKIT VIRTUAL CIRCUIT SWITCH, the Company and its subsidiary, Advanced Datanetwork Communications Co., Ltd., have to pay annual fees to TOT based on certain percentages of certain service income or at minimum fees as specified in those agreements, whichever is higher.

Under a joint venture agreement between a subsidiary, Advanced Datanetwork Communications Co., Ltd., and TOT dated 25 September 1997, TOT has extended the period of the service agreement to 25 years and waived the annual fee under the agreements effective from 25 September 1997. In exchange for the waiver of the annual fee, the subsidiary issued an additional 10.75 million ordinary shares at a par value of Baht 10 each to TOT on 17 March 1998.

The concessions are Build Transfer Operate concessions, under which the Company and its subsidiaries, according to the concessions, have to transfer their ownership of certain equipment and other assets procured by the Company and the subsidiaries for the operations of a 900 MHz CELLULAR TELEPHONE SYSTEM, and DATAKIT VIRTUAL CIRCUIT SWITCH to TOT upon completion of equipment installation.

1. General information (continued)

Under the concession agreements with CAT dated 19 November 1996, which expires on 15 September 2013, the Company's subsidiary, Digital Phone Company Limited ("DPC"), has to pay minimum fees to CAT based on certain percentages of service income or at the minimum fees specified in the agreements, whichever is higher. In addition, the subsidiary has to procure equipment and computer systems for its operations and has to transfer the ownership of such equipment and computer systems (being capitalized software development costs and hardware costs) to CAT within the periods specified in the concession agreements.

These consolidated and company financial statements have been approved for issue by the board of directors on 27 February 2006.

2. Accounting policies

The principal accounting policies adopted in the preparation of these consolidated and company financial statements are set out below:

2.1 Basis of preparation

The consolidated and company financial statements have been prepared in accordance with Thai generally accepted accounting principles under the Accounting Act B.E. 2543, being those Thai Accounting Standards issued under the Accounting Profession Act B.E. 2547, and the financial reporting requirements of the Securities and Exchange Commission under the Securities and Exchange Act B.E. 2535.

As a result of the Federation of Accounting Profession (FAP) approval of three new accounting standards on 12 May 2005, the Company has adopted TAS 52, 'Events After Balance Sheet Date', TAS 53, 'Provisions, Contingent Liabilities, Contingent Assets' and TAS 54, 'Discontinuing Operations' in the second quarter of 2005. The adoption of three new standards did not have material impact on the Consolidated and Company financial statements presented.

The consolidated and company financial statements have been prepared under the historical cost convention except as modified by the accounting policies below.

Where necessary, comparative figures have been adjusted to conform with changes in presentation in the current year.

An English version of the consolidated and company financial statements have been prepared from the statutory financial statements that are in the Thai language. In the event of a conflict or a difference in interpretation between the two languages, the Thai language statutory financial statements shall prevail.

2. Accounting policies (continued)

2.2 Group Accounting - Investments in subsidiaries

Subsidiaries, which are those entities in which the Group has power to govern the financial and operating policies are consolidated. The existence and effect of potential voting rights that are presently exercisable or presently convertible are considered when assessing whether the Group controls another entity.

Subsidiaries are consolidated from the date on which control is transferred to the Group and are no longer consolidated from the date that control ceases. The purchase method of accounting is used to account for the acquisition of subsidiaries. The cost of an acquisition is measured as the fair value of the assets given up, shares issued or liabilities undertaken at the date of acquisition plus costs directly attributable to the acquisition. The excess of the cost of acquisition over the fair value of the net assets of the subsidiary acquired is recorded as goodwill. See Note 2.12 for the accounting policy on goodwill. Intercompany transactions, balances and unrealised gains on transactions between group companies are eliminated; unrealised losses are also eliminated unless cost cannot be recovered. Where necessary, accounting policies of subsidiaries have been changed to ensure consistency with the policies adopted by the Group.

In the Company's separate financial statements investments in subsidiaries are reported by using the equity method of accounting.

A list of the Group's principal subsidiaries and the effects acquisitions and disposals of subsidiaries are shown in Note 10.

2.3 Foreign currency translation

Items included in the financial statements of each entity in the Group are measured using Thai Baht. The consolidated financial statements are presented in Thai Baht.

Foreign currency transactions are translated into Thai Baht using the exchange rates prevailing at the date of the transaction. Monetary assets and liabilities denominated in foreign currency are translated to Thai Baht at the exchange rate prevailing at the balance sheet date. Gains and losses resulting from the settlement of foreign currency transactions and from the translation of monetary assets and liabilities denominated in foreign currencies, are recognised in the statement of income.

2.4 Cash and cash equivalents

Cash and cash equivalents are carried in the balance sheet at cost. For the purposes of the cash flow statement, cash and cash equivalents comprise cash on hand, deposits held at call with banks and other short-term highly liquid investments with original maturities of three months or less and exclude restricted bank deposits.

2. Accounting policies (continued)

2.5 Investments

Investments other than investments in subsidiaries, associates and interests in joint ventures are classified into the following four categories: trading, held-to-maturity, available-for-sale and general investments. The classification is dependent on the purpose for which the investments were acquired. Management determines the appropriate classification of its investments at the time of the purchase and re-evaluates such designation on a regular basis. Investments that are acquired principally for the purpose of generating a profit from short-term fluctuations in price are classified as trading investments and included in current assets; for the purpose of these financial statements short term is defined as three months. Investments with fixed maturity that the management has the intent and ability to hold to maturity are classified as held-to-maturity and are included in non-current assets, except for maturities within 12 months from the balance sheet date which are classified as current assets. Investments intended to be held for an indefinite period of time, which may be sold in response to liquidity needs or changes in interest rates, are classified as available-for-sale; and are included in non-current assets unless management has expressed the intention of holding the investment for less than 12 months from the balance sheet date or unless they will need to be sold to raise operating capital, in which case they are included in current assets. Investments in non-marketable equity securities are classified as general investments.

Purchases and sales of investments are recognized on the trade date, which is the date that the Group commits to purchase or sell the investments. Cost of investment includes transaction costs. Trading and available-for-sale investments are subsequently carried at fair value. Held-to-maturity investments are carried at amortised cost using the effective yield method. Realised and unrealised gains and losses arising from changes in the fair value of trading investments are included in the income statement in the period in which they arise. Unrealised gain and losses arising from changes in the fair value of investments classified as available-for-sale are recognised in equity. The fair value of investments are based on quoted bid price by reference to the Stock Exchange of Thailand. When investments classified as available-for-sale are sold or impaired, the accumulated fair value adjustments are included in the income statement as gains and losses from investment in securities.

Trading investments are traded in active markets and valued at market value at the close of business on the balance sheet date by reference to the Stock Exchange of Thailand quoted bid price. In the statement of income, the unrealised gains and losses of trading investments are recognised in the other income. In the statement of cash flows, trading investments are presented within the section on operating activities as part of changes in working capital (Note 29).

General investments are carried at cost less impairment.

A test for impairment is carried out when there is a factor indicating that an investment might be impaired. If the carrying value of the investment is higher than its recoverable amount, impairment loss is charged to the statement of income.

On disposal of an investment, the difference between the net disposal proceeds and the carrying amount is charged or credited to the statement of income.

2. Accounting policies (continued)

2.6 Trade accounts receivable

Trade accounts receivable are carried at original invoice amount less allowance for doubtful receivables based on a review of all outstanding amounts at the year end. The amount of the allowance is the difference between the carrying amount of the receivable and the amount expected to be collectible. Bad debts are written off during the year in which they are identified.

2.7 Inventories

Inventories comprise mobile phones, refill cards for 1-2-Call, sim cards and spare parts used for repairs and services.

Inventories are stated at the lower of cost or net realisable value. Cost is determined as follows:

Mobile phones, refill cards for 1-2-Call and sim cards	- Moving weighted average method
Spare parts (mobile phones and network)	- Moving weighted average method
Datanet equipment	- First-in, first-out (FIFO) method

Net realisable value is the estimated selling price in the ordinary course of business, less the costs of completion and selling expenses. Allowance is made, where necessary, for obsolete, slow-moving or defective inventories.

2.8 Property, plant and equipment

Property, plant and equipment are stated at cost less accumulated depreciation. Depreciation is calculated on the straight-line basis to write off the cost of each asset, except for land which is considered to have an indefinite life, to its residual value over its estimated useful life as follows:

	Years
Buildings and buliding improvements	5, 20
Leasehold building improvements	5, 10
Tools and equipment	3, 5
Furniture, fixtures and office equipment	2-5
Communication equipment for rental	3
Communication equipment for major corporate customer rental	Over period of rental agreement
Vehicles (including vehicles under finance leases)	5

Computer software which is an integral part of related computer hardware is included in tools and equipment.

Where the carrying amount of an asset is greater than its estimated recoverable amount, it is written down immediately to its recoverable amount.

2. Accounting policies (continued)

2.8 Property, plant and equipment (continued)

Repairs and maintenance are charged to the income statement during the financial period in which they are incurred. The cost of major renovations is included in the carrying amount of the asset when it is probable that future economic benefits in excess of the originally assessed standard of performance of the existing asset will flow to the Group. Major renovations are depreciated over the remaining useful life of the related asset.

Gains and losses on disposals are determined by comparing proceeds carrying amount and are included in operating profit.

2.9 Impairment of long-lived assets

Property, plant and equipment and other non-current assets, including goodwill and intangible assets are reviewed for impairment losses whenever events or changes in circumstances indicate that the carrying amount may not be recoverable. An impairment loss is recognised for the amount by which the carrying amount of the assets exceeds its recoverable amount which is the higher of an asset's net selling price and value in use. For the purposes of assessing impairment, assets are grouped at the lowest level for which there is separately identifiable cash flows.

2.10 Leases - where the Group is the lessee

Leases of property, plant or equipment which substantially transfer all the risks and rewards of ownership are classified as finance leases. Finance leases are capitalised at the inception of the lease at the lower of the fair value of the leased property or the present value of the minimum lease payments. Each lease payment is allocated to the principal and to the finance charges so as to achieve a constant rate on the finance balance outstanding. The outstanding rental obligations, net of finance charges, are included in other long-term payables. The interest element of the finance cost is charged to the statement of income over the lease period so as to achieve a constant periodic rate of interest on the remaining balance of the liability for each period. The property, plant or equipment acquired under finance leases is depreciated over the shorter of the useful life of the asset or the lease term.

Leases not transferring a significant portion of the risks and rewards of ownership to the lessee are classified as operating leases. Payments made under operating leases (net of any incentives received from the lessor) are charged to the statement of income on a straight-line basis over the period of the lease.

When an operating lease is terminated before the lease period has expired, any payment required to be made to the lessor by way of penalty is recognised as an expense in the period in which termination takes place.

2.11 Assets under concession agreements

Assets under concession agreements represent the costs of certain equipment and other assets which have been or have to be transferred to the concession grantor. The costs of mobile phone networks under concession agreements are amortised as expense on the straight-line method over a period of 10 years not exceeding the remaining concession period for the digital system . The cost of Datanet tools and equipment under concession agreement is amortised as expense on the straight-line method over the period of 10 years not exceeding the remaining concession period.

2. Accounting policies (continued)

2.12 Intangible assets

Computer software

Costs associated with developing or maintaining computer software programmes are recognised as an expense as incurred. Costs that are directly associated with identifiable and unique software products controlled by the Group and will probably generate economic benefits exceeding costs beyond one year, are recognised as intangible assets. Direct costs include staff costs of the software development team and an appropriate portion of relevant overheads.

Expenditure which enhances or extends the performance computer software programmes beyond their original specifications is recognised as a capital improvement and added to the original cost of the software. Computer software development costs are recognised as assets are amortised using the straight-line method over their useful lives, not exceeding a period of 5 and 10 years.

Concession rights

The subsidiary's concession rights include the acquisition cost of certain rights and obligations to operate a PCN 1800 mobile phone system, the rights to use certain facilities and equipment, primarily the assignment of specific mobile frequency spectrums, and access to network roaming arrangements. These rights were acquired under an assignment agreement from TAC, a concessionaire operating a Cellular System Radio Telecommunication Services (mobile phone) concession from CAT.

Concession rights are amortised over the concession period being the period over which the subsidiary will derive economic benefits from the rights.

Goodwill

Goodwill represents the excess of the cost of an acquisition over the fair value of the Group's share of the net assets of the acquired subsidiary undertaking at the date of acquisition. Goodwill on acquisitions of subsidiaries is reported in the consolidated balance sheet as an intangible asset. Goodwill is amortised using the straight-line method over its estimated useful life. Management determines the estimated useful life of goodwill based on its evaluation of the respective companies at the time of the acquisition, considering factors such as existing market share, potential growth and other factors inherent in the acquired companies.

Goodwill arising on acquisitions of the Group is amortised over a period of 15 years.

At each balance sheet date the Group assesses whether there is any indication of impairment. If such indications exist an analysis is performed to assess whether the carrying amount of goodwill is fully recoverable. A write down is made if the carrying amount exceeds the recoverable amount.

2. Accounting policies (continued)

2.13 Other assets

Deferred charges

Deferred charges represent commitment fees for long-term loans, costs of long-term leases of space for base stations, expenditures relating to the increase of power of electricity at base stations and expenditures relating to the improvement project of mobile phone service network. The following amortisation methods are used:

- Costs of long-term leases for base stations are amortised over the period of each lease agreement.
- Expenditures relating to the increase of power of electricity at base stations are amortised over the remaining period of the concession agreements.
- Expenditures relating to the improvement project of mobile phone service network are amortised over a period of five years.
- License fees are amortised over the period of 10 years not exceeding the remaining concession period.

2.14 Provisions

Provisions are recognised when the Group has a present legal or constructive obligation as a result of past events, it is probable that an outflow of resources will be required to settle the obligation, and a reliable estimate of the amount can be made. Where the Group expects a provision to be reimbursed, the reimbursement is recognised as a separate asset but only when the reimbursement is virtually certain.

2.15 Share Capital

Ordinary shares are classified as equity.

Incremental external costs directly attributable to the issue of new shares, other than in connection with business combination, are shown in equity as a deduction, net of tax, from the proceeds. Share issue costs incurred directly in connection with a business combination are included in the cost of acquisition.

Where the Company or its subsidiaries purchases the Company's equity share capital, the consideration paid including any attributable incremental external costs net of income taxes is deducted from total shareholders' equity as treasury shares until they are cancelled. Where such shares are subsequently sold or reissued, any consideration received is included in shareholders' equity.

2.16 Revenue recognition

Sales is recognised upon delivery of products and customer acceptance.

Revenue from equipment rentals is recognised over the rental period and at the rate determined in the agreement.

Revenues from mobile phone and call center services are recognised when services are rendered to customers.

Revenue from rendering voice/data communications via telephone line network services is recognised when service is rendered.

Interest income is recognised on an accrual basis unless collectibility is in doubt.

2. Accounting policies (continued)

2.17 Advertising costs

Advertising costs are expensed in the financial period during which they are incurred.

2.18 Employee benefits

The Group operates a provident fund that is a defined contribution plan. The assets of which are held in a separate trust fund. The provident fund is funded by payments from employees and the relevant Group companies. Contributions to the provident fund are charged to the statement of income in the year to which they relate.

2.19 Income tax

The Group calculates income tax according to the Revenue Code and records income tax on the accrual basis. The Group does not recognise income tax payable or receivable in future periods in respect of temporary differences.

2.20 Dividends

Dividends are recorded in the Group's and Company's financial statements in the period in which they are approved by the shareholders.

2.21 Segment reporting

Business segments provide products or services that are subject to risks and returns that are different from those of other business segments.

Segment information is presented by business of the Group's operations.

3. Financial risk management

3.1 Fianacial risk factors

The Group's activities expose it to a variety of financial risks, including the effects of changes in debt and equity market prices, foreign currency exchange rates and interest rates. The Group's overall risk management programme focuses on the unpredictability of financial markets and seeks to minimise potential adverse effects on the financial performance of the Group. The Group uses derivative financial instruments such as forward foreign exchange contracts to hedge certain exposures.

Risk management is carried out by a central treasury department (Group Treasury) under policies approved by the Board of Directors. Group Treasury identifies, evaluates and hedges financial risks in close co-operation with the Groups operating units. The Board provides written principles for overall risk management, as well as written policies covering specific areas, such as foreign exchange risk, interest rate risk, credit risk, use of derivative financial instruments and investing excess liquidity.

3. Financial risk management (continued)

3.1.1 Foreign exchange risk

The Group operates internationally and is exposed to foreign exchange risk arising from various currency exposures primarily with respect US dollar. Entities in the Group use forward contracts, transacted with Group Treasury, to hedge their exposure to foreign currency risk in connection with measurement currency. Group Treasury is responsible for hedging the net position in each currency by using currency borrowings and external forward currency contracts.

3.1.2 Credit risk

The Group has no significant concentrations of credit risks. The Group has policies in place to ensure that sales of products and services are made to customers with an appropriate credit history. Derivative counterparties and cash transactions are limited to high credit quality financial institutions. The Group has policies that limit the amount of credit exposure to any one financial institution.

3.2 Accounting for derivative financial instruments and hedging activities

The Group is party to derivative financial instruments, which mainly comprise foreign currency forward contracts and interest rate swap agreements. Such instruments are not recognised in the financial statements on inception.

Foreign currency forward contracts protect the Group from movements in exchange rates by establishing the rate at which a foreign currency asset will be realised or a foreign currency liability settled. Any increase or decrease in the amount required to realise the asset or settle the liability is offset by a corresponding movement in the value of the forward exchange contracts. The gains and losses on the derivative instruments and the underlying financial asset or liability are therefore offset for financial reporting purposes and are not recognised in the financial statements. The fee incurred in establishing each agreement is amortised over the contract period, if any.

	Consolidated		**Company**	
	2005	2004	2005	2004
	Million Baht	Million Baht	Million Baht	Million Baht
Forward contracts receivable, net	395.39	-	395.39	-
Forward contracts payable, net	(411.75)	-	(411.75)	-
Total forward contracts payable, net	(16.36)	-	(16.36)	-

The carrying amounts and fair values of forward contracts for the years ended 31 December 2005 and 2004 are as follows:

	Consolidated		**Company**	
	2005		2005	
	Carrying amounts	Fair values	Carrying amounts	Fair values
	Million Baht	Million Baht	Million Baht	Million Baht
Forward contracts	395.39	411.01	395.39	411.01

4. Segment information

The business operations of the Group, as reflected in the consolidated financial statements, are classified into three major segments as follows:

1) the operations of a 1800-MHz DIGITAL, 900-MHz CELLULAR TELEPHONE SYSTEM network, call center service, electronic cash card and payment service via mobile phone
2) trading of mobile phones, rendering repair services for mobile phone and providing mobile phones for rent
3) the operations of data network and internet provider

Financial information by business segment for the years ended 31 December 2005 and 2004 are shown as follows:

	Consolidated			
	2005			
	Mobile phone and call center services Million Baht	Mobile phone sales Million Baht	Datanet service Million Baht	Group Million Baht
Revenue from services and equipment rentals	79,891.22	89.14	553.27	80,533.63
Sales	-	11,978.74	4.28	11,983.02
Other operating income	332.91	-	0.12	333.03
Total revenues	80,224.13	12,067.88	557.67	92,849.68
Operating expenses				
Cost of sales and services and equipment rentals	(43,030.53)	(10,805.52)	(362.44)	(54,198.49)
Selling and administrative expenses	(9,554.54)	(294.04)	(224.42)	(10,073.00)
Operating profit	27,639.06	968.32	(29.19)	28,578.19
Finance cost				
Net gain on exchange rate				39.46
Interest income				249.88
Interest expenses				(1,528.66)
Income before tax				27,338.87
Income tax				(8,434.95)
Profit before minority interests				18,903.92
Share of net loss in subsidiaries to minority interests				(4.59)
Net profit				18,908.51
Consolidated total assets	117,594.98	-	1,418.91	119,013.89
Consolidated total liabilities	47,553.41	-	379.36	47,932.77
Depreciation charges	4,758.81	-	23.89	4,782.70
Amortisation charges	15,113.74	-	127.14	15,240.88

4. Segment information (continued)

	Consolidated			
	2004			
	Mobile phone and call center services Million Baht	Mobile phone sales Million Baht	Datanet service Million Baht	Group Million Baht
Revenue from services and equipment rentals	83,825.57	91.95	477.42	84,394.94
Sales	-	12,032.32	10.23	12,042.55
Other operating income	383.21	26.78	0.13	410.12
Total revenues	84,208.78	12,151.05	487.78	96,847.61
Operating expenses				
Cost of sales and services				
and equipment rentals	(42,076.04)	(10,644.76)	(274.50)	(52,995.30)
Selling and administrative expenses	(10,538.48)	(355.47)	(138.06)	(11,032.01)
Operating profit	31,594.26	1,150.82	75.22	32,820.30
Finance cost				
Net gain on exchange rate				77.87
Interest income				155.79
Interest expenses				(2,128.64)
Income before tax				30,925.32
Income tax				(10,601.48)
Profit before minority interests				20,323.84
Share of net gain in subsidiaries				
to minority interests				65.79
Net profit				20,258.05
Consolidated total assets	119,774.38	-	1,393.22	121,167.60
Consolidated total liabilities	52,779.45	-	300.98	53,080.43
Depreciation charges	4,405.01	-	13.35	4,418.36
Amortisation charges	13,979.22	-	107.74	14,086.96

5. Cash and cash equivalents

	Consolidated		Company	
	2005	2004	2005	2004
	Million Baht	Million Baht	Million Baht	Million Baht
Cash on hand	16.07	47.96	14.17	47.44
Baht deposits held at call with banks and fixed deposits with maturities of three months or less	11,068.39	8,896.65	1,438.45	982.96
Other currency deposits held at call with banks and fixed deposits with maturities of three months or less	371.91	504.72	371.91	504.72
Cash and cash equivalents	11,456.37	9,449.33	1,824.53	1,535.12

The effective interest rate on short-term bank deposits was 0.35%-4.09% per annum (2004: 0.25%-2.30% per annum).

Other currency deposits mainly represent 9.07 million US Dollars deposits (2004: 12.94 million US Dollars). The Group holds US Dollars deposits to reduce currency exchange exposure arising on expected future payments denominated in US Dollars.

In order to comply with the Notification of the Bank of Thailand applicable to the electronic cash card business, the subsidiaries' deposits held at call with banks amounting to the subsidiaries' outstanding balance of advance from customers of Baht 4,698,889,643 (2004 : Baht nil) have to be maintained as the minimum at bank and cannot be used for other purposes apart from payment made to service providers.

6. Short-term investments

Short-term investments mainly represent available-for-sale securities, private fund and fixed deposits. At 31 December 2005, available-for-sale securities represent investment in Shin Corporation's share of 4.39 million shares (2004: 4.39 million shares) at the closing price of Baht 42.25 per share (2004: Baht 39.75 per share) and private fund with a financial institution which bear interest at the effective rate of 1.88% per annum (2004: none). Fixed deposits bear interest at a effective rate of 1.50% per annum. (2004: 0.75% per annum).

The Group's fixed deposits amounting to Baht 11.16 million (2004: Baht 11.16 million) have been pledged with a bank in respect of bank guarantees.

7. Trade accounts receivable, net

	Consolidated		Company	
	2005	2004	2005	2004
	Million Baht	Million Baht	Million Baht	Million Baht
Trade accounts receivable, gross				
Third parties	2,716.56	4,052.35	2,122.77	2,303.94
Related parties (Note 30)	137.68	129.71	1,775.75	2,250.67
Accrued income	2,288.39	2,538.47	2,121.07	2,316.30
	5,142.63	6,720.53	6,019.59	6,870.91
Less allowance for trade receivables	(616.37)	(959.53)	(568.73)	(829.33)
	4,526.26	5,761.00	5,450.86	6,041.58

Outstanding trade accounts receivable from third parties as at 31 December can be analysed as follows:

	Consolidated		Company	
	2005	2004	2005	2004
	Million Baht	Million Baht	Million Baht	Million Baht
Current - 3 months	4,708.53	6,142.77	3,972.52	4,267.45
Overdue 3 - 6 months	167.15	281.17	156.82	250.24
Overdue 6 - 12 months	34.66	124.25	31.94	66.92
Overdue over 12 months	94.61	42.63	82.56	35.63
	5,004.95	6,590.82	4,243.84	4,620.24
Less allowance for trade receivables	(616.37)	(959.53)	(568.73)	(829.33)
	4,388.58	5,631.29	3,675.11	3,790.91

The directors are of the opinion that allowance for doubtful accounts of the Group and bank guarantees received from dealers by a subsidiary are sufficient to cover exposure to the bad debt risk.

Concentrations of credit risk with respect to trade accounts receivable are limited due to the Groupís large number of customers. Due to this factor, management believes that no additional credit risk beyond amounts provided for collection losses is inherent in the Group's trade accounts receivable.

8. Inventories, net

	Consolidated	
	2005	2004
	Million Baht	Million Baht
Finished goods	1,202.25	1,090.36
Supplies and spare parts	8.32	7.21
	1,210.57	1,097.57
Less allowance for obsolete inventories and diminution in value of inventories	(54.23)	(60.37)
	1,156.34	1,037.20

9. Other current assets

	Consolidated		Company	
	2005	2004	2005	2004
	Million Baht	Million Baht	Million Baht	Million Baht
Receivables for cash card	1,266.50	-	-	-
Other receivables	354.84	466.74	348.50	460.00
Prepaid expenses	886.69	1,719.73	833.08	1,671.39
Others	206.92	195.27	50.08	133.92
	2,714.95	2,381.74	1,231.66	2,265.31

10. Investments in subsidiaries, net

	Company	
	2005	2004
	Million Baht	Million Baht
Beginning net book amount	27,938.77	25,152.41
Share of net profit of investments - equity method	3,423.18	2,721.06
Acquisitions	213.00	2.41
Additions	250.00	177.45
Unrealised gain on dilution from investments	158.15	3.04
Dividend received from a subsidiary	(1,834.94)	(117.60)
Closing net book amount	30,148.16	27,938.77

10. Investments in subsidiaries, net (continued)

On 17 March 2005, the Company invested in Advanced Mpay Company Limited ("AMP") of 21.00 million ordinary shares with a par value of Baht 10.00 per share, totalling Baht 210.00 million. Total shares invested represent 99.99 % ownership in AMP.

On 26 April 2005, Advanced Magic Card Company Limited ("AMC"), formerly "Bridge Mobile Alliance", a subsidiary, registered the increase in the share capital from Baht 1.00 million (100,000 shares of Baht 10 each) to Baht 250.00 million (25 million shares of Baht 10 each) with the Ministry of Commerce. The purpose of the capital increase is to operate E-Cash Card business. Advanced Info Service Public Company Limited paid for the share capital increase on 3 May 2005. The Company still owns 99.99% of the subsidiary upon the completion of the capital increase.

On 5 August 2005, Advanced Mpay Company Limited, a subsidiary, registered an increase in share capital from Baht 210 million (21 million shares at par value of Baht 10 each) to Baht 300 million (30 million shares at par value of Baht 10 each) with the Ministry of Commerce. The newly issued shares were offered to NTT DoCoMo Inc. (incorporated in Japan) at Baht 35 each or in the total of Baht 315 million. The purpose of the capital increase is to support payment business via mobile phone. Advanced Info Service Public Company Limited owns 69.99% of the subsidiary's share capital upon the completion of the transaction, reducing from 99.99%. The subsidiary received a payment for the capital increase in full on 3 August 2005.

On 21 September 2005, the Company invested in AIS International Network Company Limited ("AIN"), AIS Wireless Communication Network Company Limited ("ACN") and AIS Wire Network Company Limited ("AWN") of 10,000 ordinary shares with a par value of Baht 100 per share, totaling Baht 1 million at each subsidiary. Total shares invested represent 99.99 % ownership in each subsidiary.

10. Investments in subsidiaries, net (continued)

The nature and carrying value of investments in subsidiaries can be summarised as follows:

Company - 31 December 2005 and 2004

Subsidiaries	Nature of business	Country of incorporation	Nature of relationship	Paid-up capital (Million Baht)	Investment portion (%)	Cost (Million Baht)	Accumulated share of profit (loss) in subsidiaries (Million Baht)		Equity (Million Baht)		Dividend (Million Baht)		Unrealised gain on dilution of investment (Million Baht)	
							31 December 2005	31 December 2004	31 December 2005	31 December 2004	31 December 2005	31 December 2004	31 December 2005	31 December 2004
Mobile from Advance Co., Ltd.	Currently ceased operations	Thailand	Shareholder	240.00	99.99	600.00	8,564.92	8,561.18	268.60	283.59	(18.72)	(117.60)	-	-
Advanced Datanetwork Communications Co., Ltd.	Service provider of voice/data communications via telephone line and broadband	Thailand	Shareholder	957.52	51.00	597.82	(142.22)	(75.28)	458.64	525.58	-	-	-	3.04
Datanetwork Solutions Co., Ltd.	Service provider of voice/data communications via telephone line	Thailand	Shareholder	1.00	49.00	8.00	17.97	16.41	25.97	24.40	-	-	-	-
Advanced Contact Center Co., Ltd.	Service provider of call center	Thailand	Shareholder	272.00	99.99	810.96	(176.39)	(505.02)	403.37	305.94	(231.20)	-	-	-
Digital Phone Co., Ltd.	Importer and distributor of cellular phones and related accessories, cellular phone rental and service provider of digital mobile phone system in 1800 MHZ	Thailand	Shareholder	14,621.86	98.55	23,299.84	6,668.15	3,498.69	28,382.98	26,798.69	(1,585.02)	-	-	-
Data Line Thai Co., Ltd.	Service provider of Internet	Thailand	Shareholder	15.00	65.00	2.41	(2.09)	(1.84)	0.32	0.57	-	-	-	-
Advanced Magic Card Co., Ltd. (Formerly Bridge Mobile Alliance Co., Ltd.)	Distributor of cash card business	Thailand	Shareholder	250.00	99.99	250.00	82.18	-	332.17	-	-	-	-	-
Advanced Mpay Co., Ltd.	Service provider of payment business via mobile phone	Thailand	Shareholder	300.00	69.99	210.00	(95.01)	-	273.14	-	-	-	158.15	-
AIS International Network Co., Ltd.	Currently not in operation	Thailand	Shareholder	1.00	99.99	1.00	(0.01)	-	0.99	-	-	-	-	-
AIS Wireless Communication Network Co., Ltd.	Currently not in operation	Thailand	Shareholder	1.00	99.99	1.00	(0.01)	-	0.99	-	-	-	-	-
AIS Wire Network Co., Ltd.	Currently not in operation	Thailand	Shareholder	1.00	99.99	1.00	(0.01)	-	0.99	-	-	-	-	-
	Investments in subsidiaries, net					25,782.03	14,917.48	11,494.14	30,148.16	27,938.77	(1,834.94)	(117.60)	158.15	3.04

11. Property, plant and equipment, net

Consolidated (Million Baht)

	Land	Buildings and building improvements	Leasehold building improvements	Tools and equipment	Furniture, fixtures and office equipment	Communication equipment for rental	Vehicles	Assets under construction and installation	Total
At 31 December 2004									
Cost	1.79	371.47	503.42	18,025.95	1,630.19	13.83	209.30	1,423.35	22,179.30
Accumulated depreciation	-	(89.65)	(243.45)	(10,437.17)	(1,133.85)	(7.32)	(105.92)	-	(12,017.36)
Net book amount	1.79	281.82	259.97	7,588.78	496.34	6.51	103.38	1,423.35	10,161.94
For the year ended 31 December 2005									
Opening net book amount	1.79	281.82	259.97	7,588.78	496.34	6.51	103.38	1,423.35	10,161.94
Additions	-	22.20	127.58	2,249.90	248.19	6.71	53.92	225.61	2,934.11
Transfers in (out), net	-	2.43	46.05	610.19	2.99	-	-	(661.66)	-
Reclassification	-	-	-	32.66	-	-	-	(50.00)	(17.34)
Disposals, net	-	-	-	(22.97)	(4.96)	(0.39)	(6.91)	-	(35.23)
Write off, net	-	-	-	(1.30)	-	-	-	-	(1.30)
Depreciation charges	-	(36.33)	(105.25)	(4,299.61)	(297.56)	(5.26)	(38.69)	-	(4,782.70)
Closing net book amount	1.79	270.12	328.35	6,157.65	445.00	7.57	111.70	937.30	8,259.48
At 31 December 2005									
Cost	1.79	396.11	676.94	20,873.41	1,831.41	19.89	236.36	937.30	24,973.21
Accumulated depreciation	-	(125.99)	(348.59)	(14,715.76)	(1,386.41)	(12.32)	(124.66)	-	(16,713.73)
Net book amount	1.79	270.12	328.35	6,157.65	445.00	7.57	111.70	937.30	8,259.48

Additions include Baht 8.00 million (2004: Baht 7.33 million) assets leased under finance leases (where the Group is the lessee) and disposals include Baht 10.24 million (2004: Baht 1.62 million) assets sold under finance leases (where the Group is the lessor).

11. Property, plant and equipment, net (continued)

Company (Million Baht)

	Buildings and building improvements	Leasehold building improvements	Tools and equipment	Furniture, fixtures and office equipment	Vehicles	Assets under construction and installation	Total
At 31 December 2004							
Cost	264.58	499.28	17,928.15	1,096.17	198.08	1,423.35	21,409.61
Accumulated depreciation	(76.49)	(241.35)	(10,366.89)	(720.52)	(99.75)	-	(11,505.00)
Net book amount	188.09	257.93	7,561.26	375.65	98.33	1,423.35	9,904.61
For the year ended 31 December 2005							
Opening net book amount	188.09	257.93	7,561.26	375.65	98.33	1,423.35	9,904.61
Additions	21.54	106.87	2,206.36	208.52	47.30	210.36	2,800.95
Transfers in (out), net	2.43	46.05	611.09	1.85	-	(661.42)	-
Reclassification, net	-	-	32.66	-	-	(35.61)	(2.95)
Disposals, net	-	-	(80.12)	(2.78)	(6.89)	-	(89.79)
Depreciation charges	(29.26)	(103.52)	(4,280.52)	(245.80)	(36.44)	-	(4,695.54)
Closing net book amount	182.80	307.33	6,050.73	337.44	102.30	936.68	7,917.28
At 31 December 2005							
Cost	288.55	652.10	20,679.50	1,265.07	218.59	936.68	24,040.49
Accumulated depreciation	(105.75)	(344.77)	(14,628.77)	(927.63)	(116.29)	-	(16,123.21)
Net book amount	182.80	307.33	6,050.73	337.44	102.30	936.68	7,917.28

Additions include Baht 6.65 million (2004: Baht 6.29 million) assets leased under finance leases (where the Group is the lessee) and disposals include Baht 10.24 million (2004: Baht 1.62 million) assets sold under finance leases (where the Company is the lessor).

11. Property, plant and equipment, net (continued)

Leased assets included above, where the Group and the Company is a lessee under a finance lease, comprise equipment and vehicles:

	Consolidated		Company	
	2005	2004	2005	2004
	Million Baht	Million Baht	Million Baht	Million Baht
Cost - capitalised finance leases	527.81	530.05	456.87	460.46
Accumulated depreciation	(373.19)	(279.18)	(304.07)	(218.05)
Net book amount	154.62	250.87	152.80	242.41

12. Assets under concession agreements, net

	Consolidated (Million Baht)		
	Cost of mobile phone networks	Cost of Datanet tools and equipment	Total
At 31 December 2004			
Cost	132,943.24	1,504.25	134,447.49
Accumulated amortisation	(53,974.35)	(845.37)	(54,819.72)
Allowance for assets impairment	(3,970.00)	-	(3,970.00)
Net book amount	74,998.89	658.88	75,657.77
Year ended 31 December 2005			
Opening net book amount	74,998.89	658.88	75,657.77
Additions	12,790.86	329.49	13,120.35
Reclassification, net	(32.66)	-	(32.66)
Amortisation charges	(12,788.00)	(114.77)	(12,902.77)
Closing net book amount	74,969.09	873.60	75,842.69
At 31 December 2005			
Cost	145,627.27	1,833.75	147,461.02
Accumulated amortisation	(66,688.18)	(960.15)	(67,648.33)
Allowance for asset impairment	(3,970.00)	-	(3,970.00)
Net book amount	74,969.09	873.60	75,842.69

12. Assets under concession agreements, net (continued)

	Company
	Million Baht
	Cost of mobile phone networks
At 31 December 2004	
Cost	118,821.75
Accumulated amortisation	(48,492.51)
Allowance for asset impairment	(3,970.00)
Net book amount	66,359.24
Year ended 31 December 2005	
Opening net book amount	66,359.24
Additions	12,553.56
Reclassification, net	(32.66)
Amortisation charges	(10,851.49)
Closing net book amount	68,028.65
At 31 December 2005	
Cost	131,268.50
Accumulated amortisation	(59,269.85)
Allowance for asset impairment	(3,970.00)
Net book amount	68,028.65

13. Computer software, net

	Consolidated	Company
	Million Baht	Million Baht
At 31 December 2004		
Cost	2,636.96	2,636.96
Accumulated amortisation	(1,180.85)	(1,180.85)
Net book amount	1,456.11	1,456.11
Year ended 31 December 2005		
Opening net book amount	1,456.11	1,456.11
Additions	445.44	386.02
Reclassification, net	50.00	35.61
Disposals, net	-	(17.97)
Amortisation charges	(511.19)	(508.13)
Closing net book amount	1,440.36	1,351.64
At 31 December 2005		
Cost	3,132.40	3,040.59
Accumulated amortisation	(1,692.04)	(1,688.95)
Net book amount	1,440.36	1,351.64

14. Concession rights and goodwill, net

	Consolidated	
	Million Baht	Million Baht
	Concession rights	Goodwill
At 31 December 2004		
Cost	6,992.90	14,398.91
Accumulated amortisation	(3,032.15)	(4,228.06)
Net book amount	3,960.75	10,170.85
Year ended 31 December 2005		
Opening net book amount	3,960.75	10,170.85
Amortisation charges	(454.82)	(1,166.90)
Closing net book amount	3,505.93	9,003.95
At 31 December 2005		
Cost	6,992.90	14,398.91
Accumulated amortisation	(3,486.97)	(5,394.96)
Net book amount	3,505.93	9,003.95

15. Other assets, net

	Consolidated	Company
	Million Baht	Million Baht
At 31 December 2004		
Cost	1,003.92	696.52
Accumulated amortisation	(361.64)	(172.83)
Net book amount	642.28	523.69
Year ended 31 December 2005		
Opening net book amount	642.28	523.69
Additions	130.17	130.70
Disposal, net	(5.50)	(4.57)
Amortisation charges	(152.04)	(133.25)
Closing net book amount	614.91	516.57
At 31 December 2005		
Cost	1,062.23	756.28
Accumulated amortisation	(447.32)	(239.71)
Net book amount	614.91	516.57

16. Trade accounts payable

	Consolidated		Company	
	2005	2004	2005	2004
	Million Baht	Million Baht	Million Baht	Million Baht
Trade accounts payable				
Third parties	4,398.70	4,732.01	3,754.82	3,553.80
Related parties (Note 30)	121.40	58.17	727.19	764.98
	4,520.10	4,790.18	4,482.01	4,318.78

17. Borrowings

	Consolidated		Company	
	2005	2004	2005	2004
	Million Baht	Million Baht	Million Baht	Million Baht
Current				
Current portion of long-term debentures, net	14,230.84	3,975.85	14,230.84	3,975.85
Current portion of finance lease liabilities	10.09	97.48	9.76	97.15
	14,240.93	4,073.33	14,240.60	4,073.00
Non-current				
Long-term debentures, net	11,191.28	25,422.13	11,191.28	25,422.13
Finance lease liabilities	18.53	26.00	17.06	25.22
	11,209.81	25,448.13	11,208.34	25,447.35
Total borrowings	25,450.74	29,521.46	25,448.94	29,520.35

The movements in the above borrowings can be analysed as follows:

	Consolidated	Company
	Million Baht	Million Baht
For the year ended 31 December 2005		
Opening net book value	29,521.46	29,520.35
Additions	1,507.75	1,506.65
Repayments	(5,602.62)	(5,602.21)
Amortisation of bond issuing cost	24.15	24.15
Closing net book value	25,450.74	25,448.94

17. Borrowings (continued)

The interest rate exposure on the borrowings of the Group and the Company is as follows:

	Consolidated		Company	
	2005	2004	2005	2004
	Million Baht	Million Baht	Million Baht	Million Baht
Borrowings:				
- at fixed rates	20,957.24	25,031.08	20,955.44	25,029.97
- at floating rates	4,493.50	4,490.38	4,493.50	4,490.38
	25,450.74	29,521.46	25,448.94	29,520.35
The effective interest rates at the balance sheet date were as follow:				
- long-term debentures	5.13%	4.94%	5.13%	4.94%
- finance lease liabilities	8.02%	6.03%	9.15%	6.07%

The carrying amounts and fair value of certain long-term borrowings are as follows:

	Consolidated			
	Carrying amounts		Fair values	
	2005	2004	2005	2004
	Million Baht	Million Baht	Million Baht	Million Baht
Long-term debentures	25,450.00	29,450.00	25,557.90	30,438.49

	Company			
	Carrying amounts		Fair values	
	2005	2004	2005	2004
	Million Baht	Million Baht	Million Baht	Million Baht
Long-term debentures	25,450.00	29,450.00	25,557.90	30,438.49

17. Borrowings (continued)

Maturity of long-term borrowing (excluding finance lease liabilities) as at 31 December 2005 and 2004 are as follows:

	Consolidated		Company	
	2005	2004	2005	2004
	Million Baht	Million Baht	Million Baht	Million Baht
2005	-	3,975.86	-	3,975.86
2006	14,230.84	14,230.84	14,230.84	14,230.84
2007	6,494.55	6,494.55	6,494.55	6,494.55
2008	1,497.23	1,497.23	1,497.23	1,497.23
2009	3,199.50	3,199.50	3,199.50	3,199.50
	25,422.12	29,397.98	25,422.12	29,397.98

Long-term debentures, net

As at 31 December 2005, long-term debentures represent unsubordinated and unsecured debentures with a par value of Baht 1,000 each and are detailed as follows.

						Balance as at 31 December	
Issue date	No. of units Million units	Amount Million Baht	Interest rate	Term of interest payment	Repayment term	2005 Million Baht	2004 Million Baht
23/03/2001	12.0	12,000	5.30%	Semi-annual	8 equal installments commencing in the eighteenth month after the issuing date until 20 March 2006	1,500.00	4,500.00
28/11/2001	10.0	10,000	5.85%	Quarterly	Entirely redeemed on 28 November 2006	10,000.00	10,000.00
21/03/2002	2.5	2,500	6.25%	Semi-annual	Entirely redeemed on 21 March 2009*	2,450.00	2,450.00
21/03/2002	4.5	4,500	Average of highest 6 months of fixed deposit plus margin 2.10%	Semi-annual	6 equal installments commencing in the fifty - four month after the issuing date until 21 March 2009	4,500.00	4,500.00
21/03/2002	3.0	3,000	5.25%	Quarterly	Entirely redeemed on 21 March 2007	3,000.00	3,000.00
21/10/2002	5.0	5,000	3.65%	Semi-annual	5 equal installments commencing on 21 October 2005 until 21 October 2007	4,000.00	5,000.00
					Total debentures	25,450.00	29,450.00
					Less bond issuing cost balance at 31 December	(27.88)	(52.02)
					Total debentures, net	25,422.12	29,397.98

*On 18 November 2003, the Company partly redeemed 50,000 units of Baht 1,000 each of debentures which were issued on 21 March 2002 bearing interest at a fixed rate of 6.25% per annum amounting to Baht 50.00 million. The premium cost of early redemption of these debentures amounting to Baht 4.11 million was charged to the income statement in 2003.

Under the terms and conditions of the debentures, the Company has to comply with certain restrictions and maintain certain financial ratios.

17. Borrowings (continued)

Financial lease liabilities

As at 31 December 2005, the subsidiary's finance lease liabilities of Baht nil million (2004: Baht 0.16 million) are collateralized by the underlying leased assets as mentioned in Note 11.

Finance lease liabilities - minimum lease payments:

	Consolidated		Company	
	2005	2004	2005	2004
	Million Baht	Million Baht	Million Baht	Million Baht
Not later than 1 year	10.09	97.48	9.76	97.15
Later than 1 year but not later than 5 years	18.53	26.00	17.06	25.22
	28.62	123.48	26.82	122.37

18. Other current liabilities

	Consolidated		Company	
	2005	2004	2005	2004
	Million Baht	Million Baht	Million Baht	Million Baht
Income tax payable	2,992.23	4,413.90	2,213.43	3,194.95
Unearned income - mobile phone service	2,198.43	4,612.40	2,202.18	5,123.11
Advance receipt from customers	3,315.13	-	-	-
Accrued bonus	343.96	433.34	287.09	387.13
Accrued interest expense	204.19	249.84	288.54	249.84
Value added tax payable, net	234.92	285.47	212.60	218.94
Other payables	266.43	399.51	208.25	319.21
Other liabilities	589.97	818.75	376.45	543.78
	10,145.26	11,213.21	5,788.54	10,036.96

19. Concession right payable

Digital Phone Company Limited ("DPC"), a subsidiary, acquired its concession under an assignment agreement from Total Access Communication Public Company Limited ("TAC."). Under the assignment agreement, DPC has outstanding amounts due to TAC. As set out in the financial statements for the year ended 31 December 2003 and 2004, DPC is in arbitration with TAC with respect to principal and interest outstanding. On 30 June 2003 and 28 October 2003, TAC submitted the case to the Arbitration Institute for settlement of amounts due on 30 September 2002 and 2003 comprising principal and interest according to the agreement totalling USD 35.5 million and called for payment with an additional interest charge on the overdue payment of USD 1.3 million and with interest to be charged at 9.50% per annum on overdue payment, as punitive damages, until the payment is made. These principal and interest (excluding interest on overdue amounts) are included in the total concession payable of Baht 4,739 million (31 December 2004 : Baht 4,621 million). DPC has engaged legal advisors and submitted its case to the Arbitration Institute for settlement. The arbitration process is not completed in this period. According to the agreement, the interest rate exposure on the concession right payable is fixed at a rate of 9.50% per annum. These financial statements include full recognition of the concession payable and interest according to the agreement but have not provided accrued interest charge for overdue payment. DPC's management believes that settlement of this arbitration should not have a material unfavourable effect on the financial statements.

20. Contingencies

As at 31 December 2005, the Group has commitments with local banks relating to letters of guarantee issued by the banks in respect of custom duties, electricity use and other transactions in the ordinary course of business amounting to approximately Baht 1,856.95 million (2004: Baht 1,484.44 million) on a consolidated basis and Baht 1,447.80 million (2004 : Baht 1,129.84 million) on a company basis.

21. Commitments

Capital commitments

Capital expenditure contracted for at the balance sheet date but not recognised in the financial statements is as follows:

	Consolidated		Company	
	2005	2004	2005	2004
	Million	Million	Million	Million
Assets under concession agreements				
Thai Baht	2,679.40	4,096.15	2,642.00	3,984.17
US Dollars	43.34	100.77	38.36	98.86
Japanese Yen	1,477.55	1,828.95	1,477.55	1,828.95
Euro	1.33	5.77	1.11	5.72
Pound Sterling	0.03	0.28	0.03	0.28
Property and equipment				
Thai Baht	224.32	116.15	216.79	116.15
US Dollars	15.71	23.22	15.69	23.22
SG Dollars	0.29	-	0.29	-
Service maintenance agreements				
Thai Baht	1,064.37	1,007.03	1,061.37	1,007.03
US Dollars	6.59	8.34	6.55	8.34
Japanese Yen	74.47	0.18	74.47	0.18
Euro	0.07	0.01	0.07	0.01
Pound Sterling	-	116.83	-	116.83
SG Dollars	0.06	-	0.06	-

21. Commitments (continued)

Operating lease commitments - where a group company is the lessee

The Group has entered into lease and related service agreements for office space, cars, and base stations for periods ranging from 1 month to 8 years with options to renew. The future aggregate minimum lease payments under non-cancellable operating leases are as follows:

	Consolidated		**Company**	
	2005	2004	2005	2004
	Million Baht	Million Baht	Million Baht	Million Baht
Not later than 1 year	673.06	589.97	548.79	505.08
Later than 1 year but not later than 5 years	597.97	637.46	552.47	565.63
Later than 5 years	0.49	0.65	0.49	0.65

22. Share capital and premium on share capital

	Number of shares	Ordinary shares	Share premium	Total
	Million shares	Million Baht	Million Baht	Million Baht
At 1 January 2004	2,938.52	2,938.52	20,169.28	23,107.80
Issue of shares	6.67	6.67	301.24	307.91
At 31 December 2004	2,945.19	2,945.19	20,470.52	23,415.71
Issue of shares	5.45	5.45	259.41	264.86
At 31 December 2005	2,950.64	2,950.64	20,729.93	23,680.57

During the year ended 31 December 2005, the Company registered the increase in share capital with the Ministry of Commerce for 5.45 million ordinary shares from the exercise of 5.31 million warrants, 0.25 million warrants of which were exercised during the year ended 31 December 2004. The capital increase results in an increase in paid-up share capital and share premium of Baht 5.45 million and Baht 259.41 million, respectively.

The total authorised number of ordinary shares is 2,950.64 million shares (2004: 2,945.19 million shares) with a par value of Baht 1 per share (2004: Baht 1 per share). All issued shares are fully paid.

22. Share capital and premium on share capital (continued)

Warrants granted to directors and employees

Movements in the number of warrants outstanding are as follows:

	Directors Million units	Employees Million units	Total Million units
For the year ended 31 December 2005			
Beginning balance	1.84	19.27	21.11
Granted	3.03	6.19	9.22
Exercised	(0.11)	(5.42)	(5.53)
Closing balance	4.76	20.04	24.80

Issuance of warrant grant IV

At the Annual General Meeting of the Company's shareholders held on 30 March 2005, the shareholders passed a resolution to approve the additional warrants of 9.79 million units at Baht nil per unit, or equivalent to 0.33% of the Company's total paid-up share capital (before dilution) to be issued and offered in 2005. The warrants are in registered form and non-transferable. Term of warrant is not exceeding 5 years and there is no offering price. The exercise price is Baht 106.66 per unit, which is the weighted average closing price for 30 days prior to 30 March 2005. On 31 May 2005, 3.03 million units and 6.19 million units were approved to be given to directors and employees of the group, respectively.

Fourth adjustment to exercise price and exercise ratio of warrant grant I, grant II, and grant III

At the Board of Directors' meeting held on 17 February 2005, the Board passed a resolution to approve the fourth adjustment of the exercise price of warrants grant I, grant II, and grant III from Baht 47.15 per unit to Baht 46.78 per unit, from Baht 42.63 per unit to Baht 42.30 per unit and from Baht 91.35 per unit to Baht 90.64 per unit, respectively. In addition, the exercise ratio was approved to be changed from 1:1.01751 to 1:1.02549 for grant I and grant II and from 1:1.00484 to 1:1.01272 for grant III. The new exercise price and exercise ratio were effective from 7 March 2005 onwards.

Fifth adjustment to exercise price and exercise ratio of warrant grant I, grant II, grant III and grant IV

At the Board of Directors' meeting held on 10 August 2005, the Board passed a resolution to approve the fifth adjustment of the exercise price of warrants grant I, grant II, grant III and grant IV from Baht 46.78 per unit to Baht 46.16 per unit, from Baht 42.30 per unit to Baht 41.74 per unit, from Baht 90.64 per unit to Baht 89.44 per unit and from Baht 106.66 per unit to Baht 105.25 per unit, respectively. In addition, the exercise ratio was approved to be changed from 1:1.02549 to 1:1.03927 for both grant I and grant II, from 1:1.01272 to 1:1.02633 for grant III and from 1:1 to 1:1.01344 for grant IV. The new exercise price and exercise ratio were effective from 22 August 2005 onwards.

22. Share capital and premium on share capital (continued)

Warrants granted to directors and employees (continued)

Grant date	27/03/2002 (Grant I)	30/05/2003 (Grant II)	31/05/2004 (Grant III)	31/05/2005 (Grant IV)
Warrant (Million unit)	14.00	8.47	9.00	9.22
Exercise price per unit	48.00	43.38	91.79	106.66
Exercise ratio	1:1	1:1	1:1	1:1
First adjustment to exercise price per unit and ratio				
(effective from 20 August 2003 onwards)				
- Price	47.73	43.14	-	-
- Ratio	1:1.00559	1:1.00559	-	-
Second adjustment to exercise price per unit and ratio				
(effective from 31 March 2004 onwards)				
- Price	47.40	42.84	-	-
- Ratio	1:1.01261	1:1.01261	-	-
Third adjustment to exercise price per unit and ratio				
(effective from 25 August 2004 onwards)				
- Price	47.15	42.63	91.35	-
- Ratio	1:1.01751	1:1.01751	1:1.00484	-
Fourth adjustment to exercise price per unit and ratio				
(effective from 7 March 2005 onwards)				
- Price	46.78	42.30	90.64	-
- Ratio	1:1.02549	1:1.02549	1:1.01272	-
Fifth adjustment to exercise price per unit and ratio				
(effective from 22 August 2005 onwards)				
- Price	46.16	41.74	89.44	105.25
- Ratio	1:1.03927	1:1.03927	1:1.02633	1:1.01344

Exercised warrants

During the year ended 31 December 2005, 0.11 million units and 5.42 million units were exercised by the Company's directors and employees, respectively. The exercises of 5.06 million warrants during the year, and of 0.25 million warrants which were exercised during the year ended 31 December 2004, increased paid-up share capital and premium on share capital by Baht 5.45 million and Baht 259.41 million, respectively.

22. Share capital and premium on share capital (continued)

Warrants granted to directors and employees (continued)

The Company registered the increase in share capital with the Ministry of Commerce from the remaining exercised warrants of 0.47 million units or 0.49 million ordinary shares on 4 January 2006. The Company received advanced payment from shareholders for the 0.49 million shares in the amount of Baht 25.26 million in the year ended 31 December 2005 (Notes 31).

The exercise of warrants complied with the terms and conditions of the issuance of warrants which were approved by the Company's shareholders.

23. Legal reserve

Under the provisions of the Public Company Limited Act B.E. 2535, the Company is required to set aside as a legal reserve at least 5% of its net profit after accumulated deficit brought forward (if any) until the reserve is not less than 10% of the registered capital. This reserve is not available for dividend distribution.

24. Treasury stock

As at 31 December 2005, the Company had treasury stock of 2.54 million shares at an average price of Baht 32.73 per share or in a total of Baht 83.13 million.

25. Operating profit

The following expenditure items, classified by nature, have been charged in arriving at operating profit:

	Consolidated		Company	
	2005 Million Baht	2004 Million Baht	2005 Million Baht	2004 Million Baht
Depreciation on plant and equipment (Note 11)	4,782.70	4,418.36	4,695.54	4,336.23
Amortisation of assets under concession agreements (Note 12)	12,902.77	11,835.66	10,851.49	9,846.42
Amortisation of intangible assets:				
- Computer Software (Note 13)	511.19	469.95	508.13	469.95
- Positive goodwill (Note 14)	1,166.90	1,166.90	-	-
- Concession right (Note 14)	454.82	454.82	-	-
Amortisation of other assets (Note 15)	152.04	122.19	133.25	84.34
(Reversal) loss on obsolete spare parts for mobile phone network maintenance	(107.93)	170.34	(126.75)	173.34
Doubtful accounts and bad debts	508.32	760.04	490.11	685.70
Marketing expenses	2,684.03	3,508.46	2,454.44	3,278.48
Staff costs	2,888.23	2,626.26	2,077.39	1,978.77
Number of staff	7,914	6,953	4,600	4,132

26. Other operating income

	Consolidated		Company	
	2005	2004	2005	2004
	Million Baht	Million Baht	Million Baht	Million Baht
Interest income	249.88	155.79	65.05	71.39
Amortisation of forward contracts discount	1.96	1.36	1.43	0.62
Bad debt recovery	159.79	187.78	134.95	157.72
Marketing support	-	2.48	-	-
Management fee	-	-	207.14	112.07
Others	170.29	218.50	215.21	167.44
	581.92	565.91	623.78	509.24

27. Earnings per share

Basic earnings per share is calculated by dividing the net profit attributable to shareholders by the weighted average number of ordinary shares in issue during the year, exclusing treasury stock (see Note 24).

	Consolidated		Company	
	2005	2004	2005	2004
Net profit attributable to shareholders (Million Baht)	18,908.51	20,258.05	18,908.51	20,258.05
Weighted average number of paid-up ordinary share in issue during the year (Million shares)	2,945	2,940	2,945	2,940
Basic earnings per share (Baht)	6.42	6.89	6.42	6.89

For diluted earnings per share, the weighted average number of ordinary shares in issue is adjusted to assume conversion of all potential dilutive ordinary shares which are the weighted average number of ordinary shares which would be issued on the conversion of all the dilutive potential ordinary shares into ordinary shares. The assumed proceeds from the exercise of warrants is considered to have been received from the issue of shares at fair value. These represent warrants where the exercise price is less than the average market price of the Company's shares during the year ended 31 December 2005.

27. Earnings per share (continued)

	Consolidated		Company	
	2005	2004	2005	2004
Weighted average number of paid-up ordinary share in issue during the year (Million shares)	2,945	2,940	2,945	2,940
Effect of dilutive potential ordinary shares (Million shares)	2	7	2	7
Weighted average number of ordinary share for diluted earnings per share (Million shares)	2,947	2,947	2,947	2,947
Diluted earnings per share (Baht)	6.42	6.88	6.42	6.88

28. Dividends paid

At the Annual General shareholders' Meeting on 30 March 2005, it was approved to declare a dividend for 2,943.61 million shares of Baht 2.60 each, totaling Baht 7,653.39 million. Dividends of Baht 7,653.36 million were paid to the shareholders on 11 April 2005. The remaining amount of Baht 0.03 million pertained to shareholders that were not entitled to receive the dividend and thus the Company will not pay such amount.

At the Board of Directors meeting held on 10 August 2005, it was approved to declare an interim dividend for 2,946.17 million shares of Baht 3.00 each, totaling Baht 8,838.51 million. Dividends of Baht 8,838.26 million were paid to the shareholders on 6 September 2005. The remaining amount of Baht 0.25 million pertained to shareholders that were not entitled to receive the dividend and thus the Company did not pay such amount.

29. Cash flows from operating activities

Reconciliation of net profit to cash flows from operating activities :

		Consolidated		Company	
		2005	2004	2005	2004
	Notes	Million Baht	Million Baht	Million Baht	Million Baht
Cash flows from operating activities:					
Net profit		18,908.51	20,258.05	18,908.51	20,258.05
Adjusted for:					
Depreciation	11	4,782.70	4,418.36	4,695.54	4,336.23
Amortisation of assets					
under concession agreements	12	12,902.77	11,835.66	10,851.49	9,846.42
Amortisation of computer software	13	511.19	469.95	508.13	469.95
Amortisation of goodwill	14	1,166.90	1,166.90	-	-
Amortisation of concession right	14	454.82	454.82	-	-
Amortisation of other assets	15	152.04	122.19	133.25	84.34
Doubtful accounts and bad debts		508.30	760.04	490.10	685.70
(Reversal) loss on obsolete inventories and					
diminution in value of finished goods		(37.46)	46.29	-	-
(Reversal) loss on write-off obsolete spare parts					
for mobile phone network maintenance		(107.93)	170.34	(126.75)	173.34
Amortisation of forward and swap premiums		29.01	4.24	28.99	4.24
Loss on disposals of property, plant and equipment		18.67	13.98	18.37	15.74
Loss on write-off deferred charges		5.50	0.21	4.57	0.21
Gain on write-off deposits from customers		-	(69.54)	-	(69.54)
Loss on write-off property, plant and equipment		6.45	2.81	5.11	1.70
Unrealised loss on changes in value of Investment		-	9.88	-	-
Unrealised loss (gain)on foreign exchange rate		40.42	(14.21)	40.49	(13.77)
Realised gain on foreign exchange rate for loans		-	(35.08)	-	-
Realised unearned income		(38.09)	(4.04)	-	-
Amortisation of bond issuing cost	17	24.15	33.20	24.15	33.20
Share of net profit in subsidiaries	10	-	-	(3,423.18)	(2,721.06)
Share of net (loss)profit from					
subsidiaries to minority interests		(4.59)	65.79	-	-
Net profit before changes in operating					
assets and liabilities		39,323.36	39,709.84	32,158.77	33,104.75

29. Cash flows from operating activities (continued)

	Consolidated		Company	
	2005	2004	2005	2004
	Million Baht	Million Baht	Million Baht	Million Baht
Net profit before changes in operating assets and liabilities	39,323.36	39,709.84	32,158.77	33,104.75
Changes in working capital (excluding the effects of acquisition and disposal of subsidiaries):				
Restricted bank deposits	(4,698.89)	-	-	-
Trade accounts receivable	724.59	(1,088.31)	98.77	(572.41)
Amounts due from related parties	(2.57)	0.91	(14.47)	5.65
Forward contracts receivable	-	24.22	-	-
Inventories	(81.68)	(56.65)	-	-
Spare part inventories for mobile network maintenance	162.13	(62.43)	162.31	(61.29)
Other current assets	(363.61)	(574.33)	1,003.26	(534.33)
Other assets	(130.06)	(161.00)	(130.69)	(137.61)
Trade accounts payable	(575.72)	(740.06)	(22.52)	(88.72)
Amounts due to related parties	(53.99)	(177.91)	(21.71)	(153.42)
Forward contracts payable	17.03	-	17.03	-
Concession right payable, accrued concession fee and excise tax	336.78	207.91	174.68	(47.82)
Deposits from customers	0.07	(7.61)	0.25	(8.02)
Other current liabilities	(1,066.63)	1,777.50	(4,247.26)	1,226.12
Unearned income	-	80.00	-	-
Cash generated from operation activities	33,590.81	38,932.08	29,178.42	32,732.90

30. Related party transactions

Enterprises and individuals that directly, or indirectly through one or more intermediaries, control, or are controlled by, or are under common control with, the company, including holding companies, subsidiaries and fellow subsidiaries are related parties of the company. Associates and individuals owning, directly or indirectly, an interest in the voting power of the company that gives them significant influence over the enterprise, key management personnel, including directors and officers of the company and close members of the family of these individuals and companies associated with these individuals also constitute related parties.

In considering each possible related party relationship, attention is directed to the substance of the relationship, and not merely the legal form.

30. Related party transactions (continued)

Shin Corporation Public Company Limited is a major shareholder, holding 42.83% (2004 : 42.90%) of the share capital of the Company. SingTel Strategic Investments Pte Ltd. is a shareholder holding 19.25% (2004: 19.28%) of the share capital of the Company.

At 31 December 2005 the principal shareholder of the Company's major shareholder is the Shinawatra family. Transactions related to companies in which the Shinawatra family are the principal shareholders or directors are recognized as related parties to the Company.

During the year the Group has entered into a number of transactions with related parties, the terms of which are negotiated on arm's length basis in the ordinary course of business and according to normal trade conditions. Consulting and management service fees are charged on a mutually agreed basis as a percentage of assets. Treasury management fees which are included in consulting and management service fees are charged on a percentage of transaction amount. The Group uses external appraisers to evaluate property rental rate in the case that market rates are not available.

The following transactions were carried out with related parties:

a) Sales of goods and services

	Consolidated		Company	
	2005 Million Baht	2004 Million Baht	2005 Million Baht	2004 Million Baht
Service income				
Subsidiaries	-	-	319.55	342.94
Shin Corporation and its related parties	114.04	98.50	34.57	27.36
Related party of SingTel				
Strategic Investments Pte Ltd.	612.19	377.44	612.19	377.44
	726.23	475.94	966.31	747.74
Sales of prepaid cards				
Subsidiary	-	-	34,044.49	47,997.66
Interest income				
Subsidiary	-	-	0.01	-
Other income				
Subsidiaries	-	-	207.14	112.07
Shin Corporation and its related parties	18.70	1.37	9.55	0.76
Related party of SingTel				
Strategic Investments Pte Ltd.	-	1.79	-	1.79
	18.70	3.16	216.69	114.62

30. Related party transactions (continued)

b) Purchases of services

	Consolidated		Company	
	2005	2004	2005	2004
	Million Baht	Million Baht	Million Baht	Million Baht
Rental and other service expenses				
Subsidiaries	-	-	5,890.55	3,655.00
Shin Corporation and its related parties	1,048.00	898.11	972.79	830.48
SingTel Strategic Investments Pte Ltd.				
and its related parties	306.17	172.79	306.17	172.79
	1,354.17	1,070.90	7,169.51	4,658.27
Advertising expense - net*				
Shin Corporation and its related parties	528.80	772.31	502.25	725.98
(Advertising expense - gross**				
- Consolidated 2005 : 1,367.89 Million Baht				
2004 : 2,324.98 Million Baht				
- Company 2005 : 1,345.30 Million Baht				
2004 : 2,152.23 Million Baht)				
	528.80	772.31	502.25	725.98

* Net balance represents fees charged on advertising production and the gross margin of media work at advertising agency.

** Gross balance represents total advertising expense charged to the Group and the Company. The Group records such expense on a gross basis in the statements of income.

	Consolidated 2005	Consolidated 2004	Company 2005	Company 2004
Promotion expense				
Subsidiaries	-	-	29.40	79.61
Consulting and management fees				
Shin Corporation and its related parties	207.42	224.12	206.04	220.54
Interest expense				
Subsidiary	-	-	126.44	8.33
Major shareholder of Shin Corporation	0.53	0.53	0.53	0.53
Directors of related parties	2.16	2.16	2.16	2.16
	2.69	2.69	129.13	11.02

30. Related party transactions (continued)

c) Dividend paid

	Consolidated		Company	
	2005	2004	2005	2004
	Million Baht	Million Baht	Million Baht	Million Baht
Dividend paid				
Shin Corporation and its related parties	7,076.79	5,370.78	7,076.79	5,370.78
SingTel Strategic Investments Pte Ltd.	3,180.80	2,414.00	3,180.80	2,414.00
	10,257.59	7,784.78	10,257.59	7,784.78

d) Purchases of property, equipment, computer software and cost of mobile phone network

	Consolidated		Company	
	2005	2004	2005	2004
	Million Baht	Million Baht	Million Baht	Million Baht
Related parties of Shin Corporation	-	1.13	-	1.13

e) Outstanding balance arising from short-term investments, sales/purchases of goods/services and loan to/from related parties

	Consolidated		Company	
	2005	2004	2005	2004
	Million Baht	Million Baht	Million Baht	Million Baht
Short-term investments				
Shin Corporation (Note 6)	185.48	174.50	-	-
Trade accounts receivable				
Subsidiaries	-	-	1,647.48	2,132.74
Shin Corporation and its related parties	13.07	16.61	3.66	4.83
Related party of SingTel				
Strategic Investments Pte Ltd.	124.61	113.10	124.61	113.10
	137.68	129.71	1,775.75	2,250.67
Amounts due from related parties				
Subsidiaries	-	-	38.79	25.79
Shin Corporation and its related parties	3.02	0.44	0.79	(0.18)
	3.02	0.44	39.58	25.61
Short-term loans to a related party				
Subsidiary	-	-	0.50	-

30. Related party transactions (continued)

e) Outstanding balance arising from short-term investments, sales/purchases of goods/services and loan to/from related parties *(continued)*

	Consolidated		Company	
	2005	2004	2005	2004
	Million Baht	Million Baht	Million Baht	Million Baht
Trade accounts payable				
Subsidiaries	-	-	622.01	710.60
Shin Corporation and its related parties	74.96	33.03	58.74	29.24
Related party of SingTel				
Strategic Investments Pte Ltd.	46.44	25.14	46.44	25.14
	121.40	58.17	727.19	764.98
Amounts due to related parties				
Subsidiaries	-	-	125.61	99.45
Shin Corporation and its related parties	353.53	413.34	342.57	396.26
Related party of SingTel				
Strategic Investments Pte Ltd.	11.60	5.78	11.60	5.78
	365.13	419.12	479.78	501.49
Accrued interest expense				
Subsidiary	-	-	84.37	7.48
Short-term loans from related parties				
Subsidiary	-	-	8,000.00	2,500.00

As at 31 December 2005, short-term loan from a subsidiary represents a promissory note, bearing effective interest at the rate of 3.25% per annum (2004: 3.25% per annum). Repayment term is at call (2004: paid during the quarter ended 31 March 2005).

	Consolidated		Company	
	2005	2004	2005	2004
	Million Baht	Million Baht	Million Baht	Million Baht
Long-term debentures				
Major shareholder of Shin Corporation	10.00	10.00	10.00	10.00
Directors of the Company and its related parties	37.00	37.00	37.00	37.00
	47.00	47.00	47.00	47.00

30. Related party transactions (continued)

f) Directors' remuneration

During the year ended 31 December 2005, the total remuneration of the directors approximated Baht 5.33 million (2004: Baht 4.80 million) on consolidated basis and Baht 5.29 million (2004: Baht 4.80 million) on company basis, not exceeding the amount approved by the annual general meetings of the shareholders of the Company and its subsidiaries. Directors' remuneration represents salaries, meeting fees and gratuities.

g) Commitments with related parties

The Group has entered into lease and related service agreements for office space, cars, and base stations for periods ranging from 1 month to 8 years with options to renew. At 31 December 2005, the Group is committed to pay for rental and related services in respect of agreements as follows:

		Consolidated	Company
		Million Baht	Million Baht
Payment due	- within 1 year	611.70	594.33
	- within 2 to 5 years	517.43	509.45
	- over 5 years	193.20	193.20

The Company has entered into agreements with a subsidiary of a major shareholder under which the related party provides satellite transponder services. The Company is committed to pay for transponder services amounting to approximately Baht 5.83 million per month (2004: Baht 5.60 million per month).

The Company has entered into agreements with a related party under which the related party provides consulting and management services and other central services for a twelve-month period. The Company is committed to pay for such services under these agreements amounting to approximately Baht 15.15 million per month, and plus the rate per event as prescribed in the agreements (2004 : Baht 16.71 million per month).

The Company has entered into agreements with a related party under which the related party provides computer system services and repair and maintenance services for software and hardware for a twelve-month period. The Company is committed to pay for such services under these agreements amounting to approximately Baht 2.03 million per month (2004 : Baht 1.72 million per month).

h) Shin Corporation's warrants

Shin Corporation Public Company Limited ("SHIN"), a major shareholder, has granted its warrants at Baht nil per unit to the Company's directors. SHIN does not charge the Company for the grant of these warrants.

30. Related party transactions (continued)

h) Shin Corporation's warrants (continued)

Certain directors of the Company are also directors of SHIN. Warrants granted to these directors (directors of both the Company and SHIN) are also included in the details below.

Grant date	Warrants (Million units)	Exercise price per unit	Exercise ratio	Adjustment to exercise price per unit and ratio (effective from 23 August 2005 onwards)	
				Price	Ratio
27/03/2002 (Grant I)	18.34	17.80	1:1	17.34	1:1.02671
30/05/2003 (Grant II)	12.22	13.67	1:1	13.31	1:1.02671
31/05/2004 (Grant III)	8.82	36.41	1:1	35.46	1:1.02671
31/05/2005 (Grant IV)	8.33	41.76	1:1	41.21	1:1.01326

Movements in the number of SHIN's warrants are as follows:

For the year ended 31 December 2005

	Million units
Opening balance	30.98
Granted	8.33
Exercised	(1.31)
Closing balance	38.00

During the year ended 31 December 2005, the Company's directors exercised 1.31 million units of warrants to acquire 1.33 million ordinary shares of SHIN.

i) Special reward program

Advanced Datanetwork Communication Company Limited, a subsidiary, has granted the rights to receive special reward program to the director of the subsidiary. The program will be granted the rights once a year for 5 consecutive years. The rights will be exercised after the first year but within 3 years after the grant date. Calculation of special reward program shall be based on the improvement of the subsidiary's operational performance on the exercised date comparing with that of the grant date of the subsidiary. However, such program will not exceed each person's budget. Details of special reward program are as follow:

30. Related party transactions (continued)

i) Special reward program (continued)

Project no.	Grant date	No. of rights (Million units)	Maximum budget not exceeding (Million Baht)
1	30 April 2002	3.41	3.88
2	2 May 2003	1.62	2.04
3	30 April 2004	0.81	2.34

Movement in the number of rights to receive special reward is as follows:

For the year ended 31 December 2005

	Million units
Beginning balance	3.03
Granted	-
Exercised	(1.95)
Closing balance	1.08

1.95 million units were exercised during the year ended 31 December 2005. The subsidiary paid for the exercised rights in the total amount of Baht 0.52 million.

31. Subsequent event

Warrants granted to directors and employees - exercised

As mentioned in Note 22, during the year ended 31 December 2005, the Company's warrants of 0.33 million units, 0.08 million units and 0.06 million units were exercised at Baht 46.16 each, Baht 41.74 each and Baht 89.44 each, respectively. The Company registered the increase in the share capital with the Ministry of Commerce on 4 January 2006.

In January 2006, a total of 1.41 million units, being 0.62 million units, 0.58 million units and 0.21 million units of the Company's warrants were exercised at Baht 46.16 each, Baht 41.74 and Baht 89.44 each, respectively. The Company registered the increase in the share capital with the Ministry of Commerce on 2 February 2006.

As a result of these two transactions, the total issued and paid up share capital and premium on share capital of the Company will increase from Baht 2,950.64 million to Baht 2,952.59 million, and from Baht 20,729.93 million to Baht 20,827.53 million, respectively.

31. Subsequent event (continued)

Changes in principal shareholders

On 23 January 2006, the Shinawatra family, the principal shareholders of Shin Corporation ("SHIN"), the Company's major shareholder, sold all SHIN's shares, representing 49.595% of the paid-up capital of the SHIN, to Cedar Holdings Limited ("Cedar") and Aspen Holdings Limited ("Aspen"), part of the Temasek Holdings (Pte) Ltd. ("Temasek") group. Consequently, the Shinawatra family and its related parties ceased to be the related parties of the Company from the date of the sale.

As a result of the sale, Cedar and Aspen are obliged to make a tender offer for all of the shares of the SHIN, as per the Notification of the Securities and Exchange Commission No. GorJor. 53/2545 Re: Rules, Conditions and Procedures for the Acquisition of Securities for Business Takeovers.

On 23 January 2006, Cedar and Aspen announced to the public a voluntary tender offer for the Company's shares at the price of Baht 72.31 per share. The tender offer period is from 2 February 2006 to 21 March 2006, inclusive. As a result of this voluntary tender offer, if Cedar and Aspen hold a minimum of 50% of paid up capital of SHIN after the tender offer as mentioned in the previous paragraph, Cedar and Aspen will receive a waiver from making another tender offer under Clause 8 of the Notification of the Securities and Exchange Commission No. GorJor. 53/2545. The Company is obliged to appoint an independent financial advisor to issue an opinion on the tender offer and shall submit this opinion to each shareholder, as per the Notification of the Securities and Exchange Commission No. GorJor. 59/2545 Re: Forms and Duration of the Tender Offer. On 23 February 2006, the Company and its advisor submitted their opinion on the tender offer to shareholders.

SHIN's board of directors' meeting approved the resolution not to sell the Company's shares, which represent 42.82% of the paid-up capital, because the Company is a major contributor to SHIN and its performance is strong.

Proposed the allocation of warrants granted to directors and employees (Grant V)

At the Board of Directors' meeting held on 27 February 2006, the Board passed a resolution proposing additional issuance of warrants of 10.14 million units at Baht nil per unit, or equivalent to 0.34 % of the Company's total paid-up share capital (before dilution). The warrants are in registered form and non-transferable. Term of warrant is not exceeding 5 years and there is no offering price. The exercise price is the weighted average closing price for 30 days prior to the shareholders meeting on 24 April 2006. 0.54 million units and 9.60 million units were proposed to be given to the Company's directors and employees, respectively. However, these proposed warrants must be approved by the shareholders at their meeting.

Proposed dividend payment of the Company

At the Board of Directors' meeting held on 27 February 2006, the Board passed a resolution proposing to the annual general meeting of shareholders the payment of dividends for the year 2005, at the rate of Baht 6.3 per share, Baht 3 each of which was paid as an interim dividend on 6 September 2005. However, the proposed dividends must be approved by the shareholders at their meeting.

Directors' Shareholding in the Company and its Subsidiaries of the Year 2005

Name	Position	ADVANC				MFA		ADC	
		Ordinary Shares		Debentures[1]		Ordinary Shares		Ordinary Shares	
		31/12/2005	31/12/2004	31/12/2005	31/12/2004	31/12/2005	31/12/2004	31/12/2005	31/12/2004
Mr. Paiboon Limpaphayom (Ph.D)	Chairman of the Board of Directors	-	-	5,000	5,000	-	-	-	-
Mr. Suphadej Poonpipat	Chairman of the Audit Committee	-	-	-	-	-	-	-	-
Mr. Boonchoo Direksathapon	Member of the Audit Committee	-	-	2,000	2,000	-	-	-	-
Mr. Arun Churdboonchart	Member of the Audit Committee	-	-	-	-	-	-	-	-
Mr. Vasukree Klapairee	Director	-	-	-	-	-	-	-	-
Ms. Jeann Low Ngiap Jong	Director	-	-	-	-	-	-	-	-
Mr. Hui Weng Cheong	Director	-	-	-	-	-	-	-	-
Mr. Boonklee Plangsiri	Director	-	-	-	-	1	1	-	-
Mr. Somprasong Boonyachai	Director	29	73,924	-	-	-	-	-	-
Mrs. Siripen Sitasuwan	Director	-	-	5,000	5,000	1	1	-	-

Report on December 31, 2005

Remark 1) Amount of Units

Abbreviation	Company Name
ADVANC	Advanced Info Service Public Company Limited
MFA	Mobile from Advance Company Limited
ADC	Advanced Datanetwork Communications Company Limited
DNS	Data Network Solutions Company Limited
DPC	Digital Phone Company Limited
ACC	Advanced Contact Center Company Limited
DLT	Data Line Thai Company Limited
AMP	Advanced Mpay Company Limited
AMC	Advanced Magic Card Company Limited
ACN	AIS Wireless Communication Network Company Limited
AWN	AIS Wire Network Company Limited
AIN	AIS International Network Company Limited



DNS		DPC		ACC		DLT		AMP		AMC		ACN		AWN		AIN	
Ordinary Shares		Ordinary Shares		Ordinary Shares		Ordinary Shares		Ordinary Shares		Ordinary Shares		Ordinary Shares		Ordinary Shares		Ordinary Shares	
31/12/2005	31/12/2004	31/12/2005	31/12/2004	31/12/2005	31/12/2004	31/12/2005	31/12/2004	31/12/2005	31/12/2004	31/12/2005	31/12/2004	31/12/2005	31/12/2004	31/12/2005	31/12/2004	31/12/2005	31/12/2004
-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-
-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-
-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-
-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-
-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-
-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-
-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-
1	1	-	-	1	1	-	-	-	-	-	-	-	-	-	-	-	-
1	1	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-
1	1	-	-	1	1	-	-	-	-	-	-	-	-	-	-	-	-

"SARNRAK" Family Support Projects

Advanced Info Service Public Company Limited (AIS) is deeply aware of the importance of the family in society and that a strong family nurtures quality individuals. Society becomes stronger through loving and caring families having close relationships with each other. To promote family values, the "SARNRAK" project was launched in 1999, supporting the following activities.

1. AIS Family Seminar

An academic seminar held on the subject of the importance of the family. The seminar is organised to provide knowledge on how to create a happy family life, including the development of communication skills amongst family members and the formation of EQ (Emotional Quotient) in order to increase the quality of family life. The seminar is given by guest speakers from the Department of Mental Health and the Ministry of Public Health to provide knowledge on how to solve family issues the right way.

AIS also publishes pamphlets to improve understanding of the importance of good family life. AIS principally hosts seminars on various family related days including Family Day (April), Mother's Day (August) and Father's Day (December) in both Bangkok and regional areas.

2. AIS Smiling on Children's Day

AIS organises a variety of entertainment and educational activities at every AIS branch nationwide on this special day for children. Children have the chance to enjoy games and perform activities with the family. At the same time, children are able to learn more about today's wireless communication technology, including its history and the evolution of the mobile phone. Its aim is to ensure that Thai children are up-to-date with current technology and are able to use it appropriately.

In 2005, AIS Held "SARNRAK, Smiling For Disabled Children" on Children's Day to give happiness to children and encourage them to be strong and to live happily.

3. SARNRAK "Kon Keng Hua Jai Krang" (Strong Heart Great Man)

AIS produces a weekly television documentary which profiles exemplary Thai children called "Kon Keng Hua Jai Krang" under the concept that "a strong family does not necessary come from a perfect family, but from a resolute mind". The documentary concerns children dedicated to fighting for their families and who are determined to work to support their families whilst at the same time make an effort to excel in their education. The program is broadcast on ITV every Sunday from 11.45am to 12.00pm.

On a similar educational theme, AIS also awards educational scholarships for bachelor degree level education to children



and also provides financial support to their families. To date, AIS has presented over 250 scholarships to children throughout Thailand.

4. AIS Family Rally for Sai Jai Thai with a trophy presented by Her Royal Highness Princess Maha Chakri Sirindhorn

This annual activity allows family members to participate together in a charity car rally and is designed to promote family togetherness. The AIS Family Rally for "Sai Jai Thai" has been run for thirteen consecutive years and in 2005 was held from 10-11 September on a route from Bangkok to Cha-Am finishing at the Dusit Resort.

5. AIS Family Walk Rally for the "Anandhamahidol Foundation" with a trophy presented by Her Royal Highness Princess Maha Chakri Sirindhorn

The AIS Family Walk Rally is organised to promote closer family relationships through physical exercise. During the rally, participants are subjected to various obstacles requiring families to think about and solve problems. This activity is designed to create unity and understanding amongst family members, as well as create awareness amongst participants of the need to help others.

The AIS Family Walk Rally has been run for six consecutive years and in 2005 was held in Prachuab Khirikhan from 7-8 May at the Evason Hua Hin Resort and the Six Senses Spa, Prachuab Kirikhan with the theme "Healthy Sunrise Huggy Sunset".

6. SARNRAK for Teenagers

Advanced Info Service Public Company Limited (AIS) is deeply aware of the significance of teenagers in the family and that a strong family nurtures quality individuals. In response, AIS holds educational activities for teenagers to provide awareness in love creation, education in relationship building, and appreciation of letting love lead the way to success in life and a better future.

Social Contribution Projects

1. Charity Projects

Fully appreciating the unique quality of Thai culture, charity projects are seen as part of the Company's responsibility towards Thai society to ensure the well-being of Thai people and the improvement of their quality of life.

The AIS "Fund for Senior Citizens" under the Ratprachanukroh Foundation is a SARNRAK activity designed to assist various charity organisations on important occasions for senior citizens. On "National Senior Citizen's Day" on 13 April 2005, AIS donated 5 million baht to this fund. AIS also recognises the great importance of senior citizens in society,

many of whom are exemplary individuals at the helm of Thailand's most successful undertakings and are a valuable national resource. To date, AIS has presented over 20 million baht to the "Fund for Senior Citizens".

2. Public Service Activities

AIS is determined to create a good society and create a better living environment for Thai people through the following activities:

2.1 "Children's Development Centres"

AIS recognises the importance of children in the family and especially the need for education for underprivileged children who lack educational opportunities as a result of poverty and broken homes. AIS has therefore joined together with various foundations, which place a strong emphasis on the provision of educational opportunities to help disadvantaged children. This project has been expanded to different provinces focusing on the readiness and strength of the community, and considering the suitability of the area.

The project provides an opportunity for further expansion of Children Development Centres and helps to promote the quality of life for both the community and underprivileged children. The first SARNRAK kindergarten was completed and officially presented to Phutamontol 4, in Nakorn Pratom province. The second Children's Development Centre was presented to Oom Mao municipality, Yang Talad, in Kalasin province. The latest is being established for the Foundation for Children, Ban Hard Yai municipality, Prompiram, in Phitsanulok province and will be completed and opened in 2006.

AIS provided the funding towards construction of the school building and a budget covering management and operational costs for three years.

2.2 AIS Sports Field

AIS has built sports fields to provide open areas for sporting activities and to encourage physical exercise amongst young people and the general public. The aim is to promote good health and in turn help reduce drug problems. AIS Sports Fields, built in public parks and community public areas, are about the size of a standard basketball court and are provided with proper lighting. In 2005, AIS built an additional basketball court and football field at a Youth Centre in Sriracha, Chonburi. A total of six AIS Sports Fields have been built in the following areas:

Bangkok

1. Railway Park, Jatujak
2. Beneath Rama IX Bridge
3. Klong Toey Youth Centre

Regional

1. Sports Centre in Surat Thani Province
2. Public area besides Kaen Nakorn Pond in Kon Kaen Province
3. Youth Centre in Sriracha, Chonburi

2.3 "Traffic Police Equipment"

AIS provides equipment to support the functioning of traffic police to help increase operational efficiency and thereby benefit the general public. AIS, together with the National Police Department, has been providing traffic lights and control booths at various intersections in Bangkok and in provincial areas throughout Thailand since 2002.

3. Disaster Relief Activities

AIS is always ready to provide aid and relief to help people throughout Thailand affected by natural disasters or adversity, including floods and severe winter temperatures.

3.1 "AIS help flood victims"

During the period 2001 to 2004, AIS donated 12,000 emergency aid bags worth 3 million baht to help flood victims nationwide.

August 2005, AIS sent 2,400 emergency aid bags to help flood victims in the North and Northeast of Thailand.

October 2005, a further 200,000 baht was donated by AIS to the Governor of Bangkok for use in public areas besides the Chao Praya River.

December 2005, AIS sent 5,000 emergency aid bags to flood victims in Songkhla province and other southern provinces.

3.2 "AIS helps those affected by severe winter weather"

People living in many areas of Thailand, especially the North and Northeast, are badly affected by severe winter weather due to the lack of adequate clothing and blankets. AIS donates and arranges for the delivery of blankets to people in these areas. Between 2001 and 2005, AIS together with the Royal Thai Navy, presented over 15,000 blankets to people living in the North and upper Northeast who were severely affected by the cold weather. These areas are under the responsibility of the Royal Thai Navy.

In 2004-2005, AIS donated 9,000 blankets to people who were badly affected by severe winter weather in the following areas : Ampur Khao Kor, Petchabun, Ampur Khun Nan, Nan, Ampur Mae Lao, Chiang Rai, Ampur Muang, Chiang Mai, Loei Province, Udon Thani Province

Awards for the SARNRAK Project

- Outstanding Media Award 1999 from the Catholic Mass Media of Thailand for the outstanding "Friday Night" movie ad.
- Outstanding Mass Media Award 2000 from the Catholic Mass Media of Thailand for the movie ads encouraging family commitment and promoting closer family relations - "Everyday", "Mother's Day" and "Home Alone".
- Outstanding Production of Mass Media Award 2001 in the 15-25 year-old category from the National Youth Bureau for the "Kon Keng Hua Jai Krang" television documentary.
- Outstanding Mass Media Award 2002 from the Catholic Mass Media of Thailand for the outstanding "Kon Keng Hua Jai Krang" family television documentary.
- Family Institution Promoter Award 2003 from the Council on Social Welfare of Thailand under the Royal Patronage of His Majesty the King for continuously organising family support campaigns.
- Outstanding Business Group Award 2004 from the Office of Women's Affairs and Family Development for promoting the institution of the family under the category "Project or activity to promote the family" for the SARNRAK project.
- Third Outstanding Advertising Award 2004 from the Office of Women's Affairs and Family Development for the "Father and Son" movie ad.
- Outstanding Media Award 2005 from the Catholic Mass Media of Thailand for the "Sang Sawang" movie ad.


AIS

Advanced Info Service PLC (AIS)
Headquarter: 414 Phaholyothin Rd., Phayathai, Bangkok 10400, Thailand
Tel. 66 2299 5000 Fax. 66 2299 5812
www.ais.co.th